Exhibit 99.30

Management

Information Circular

For the Annual and Special Meeting of Shareholders

to be held on November 12, 2021

Table of Contents

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS	1
INTRODUCTION	4
DISTRIBUTION OF MEETING MATERIALS	5
GENERAL PROXY INFORMATION	6
APPOINTMENT OF PROXYHOLDER	6
VOTING BY PROXY	6
COMPLETION AND RETURN OF PROXY	7
NON-REGISTERED HOLDERS	7
REVOCABILITY OF PROXY	9
VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF	9
PARTICULARS OF MATTERS TO BE ACTED UPON	9
ELECTION OF DIRECTORS	9
APPOINTMENT OF AUDITORS	15
APPROVAL OF AMENDMENT AND RESTATEMENT OF ARTICLES	15
OTHER MATTERS	21
EXECUTIVE COMPENSATION	22
BACKGROUND	22
NAMED EXECUTIVE OFFICERS	22
COMPENSATION DISCUSSION AND ANALYSIS AND OVERSIGHT OF COMPENSATION	22
DIRECTOR COMPENSATION	29
SECURITIES AUTHORIZED FOR ISSUANCE UNDER THE EQUITY INCENTIVE PLAN	30
CORPORATE GOVERNANCE	31
CORPORATE GOVERNANCE OVERVIEW	31
BOARD OF DIRECTORS	31
COMMITTEE INFORMATION	38
AUDIT COMMITTEE	38
COMPENSATION COMMITTEE	38
CORPORATE GOVERNANCE AND NOMINATING COMMITTEE	39
ADDITIONAL INFORMATION	40
INDEBTEDNESS OF DIRECTORS, EXECUTIVE OFFICERS AND OTHERS	40
INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS	40
INTEREST OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON	40
OTHER INFORMATION	40
DIRECTORS’ APPROVAL	41

ADDENDA

APPENDIX “A”	OMNIBUS LONG-TERM INCENTIVE PLAN
APPENDIX “B”	AMENDED AND RESTATED ARTICLES
APPENDIX “C”	HISTORICAL COMPENSATION INFORMATION
APPENDIX “D”	BOARD MANDATE

( ii )

Notice of Annual and

Special Meeting of Shareholders

NOTICE IS HEREBY GIVEN that an annual and special meeting (the “Meeting”) of the holders (the “Shareholders”) of common shares (the “Common Shares”) of Carbon Streaming Corporation (the “Company”) will be held at the offices of the Company, 4 King Street West, Suite 401, Toronto, Ontario, Canada, M5H 1B6 on Friday, November 12, 2021 at 10:00 a.m. (Toronto Time), for the following purposes:

1.	to receive and consider the audited consolidated financial statements of the Company for the financial year ended June 30, 2021 together with the report of the auditor thereon;

2.	to fix the number of directors of the Company at seven;

3.	to elect seven directors of the Company for the ensuing year;

4.	to appoint Baker Tilly WM LLP, Chartered Professional Accountants, as auditor of the Company for the ensuing year and to authorize the board of directors to fix their remuneration;

5.	to consider and, if deemed appropriate, to pass, with or without variation, an ordinary resolution ratifying and approving the Company’s Omnibus Long-Term Incentive Plan, as more particularly described in the Circular (as hereinafter defined) and approval of the unallocated rights and entitlements under such plan;

6.	to consider, and, if deemed appropriate, approve an ordinary resolution, the full text of which is set out in the Circular, to amend and restate the articles of the Company; and

7.	to transact such other business as may properly come before the Meeting or any adjournments or postponements thereof.

IMPACT OF COVID-19

This year. To deal with the ongoing public health impact of the ongoing novel coronavirus disease pandemic (“COVID-19) and to mitigate risks to the health and safety of our communities, shareholders, employees and other stakeholders, Shareholders of the Company are strongly encouraged listen to the Meeting via live audio webcast or teleconference instead of attending the Meeting in person. All shareholders of the Company are strongly encouraged to cast their vote by submitting their completed form of proxy (or voting instruction form) prior to the Meeting by one of the means described in the Circular accompanying this Notice of Meeting.

The specific details of the foregoing matters to be put before the Meeting are set forth in the accompanying Management Information Circular (the “Circular”), which is deemed to form part of this notice of meeting (“Notice of Meeting”). The audited consolidated financial statements and related management’s discussion and analysis (“MD&A”) for the Company for the financial year ended June 30, 2021 is mailed to those shareholders who have previously requested to receive them. Otherwise, they are available upon request to the Company, on SEDAR at www.sedar.com or the Company’s website at www.carbonstreaming.com. This Notice of Meeting is accompanied by the Circular, either a form of proxy for registered shareholders or a voting instruction form for beneficial shareholders and a supplemental mailing list return card (collectively, the “Meeting Materials”). Shareholders who are unable to attend the Meeting in person are requested to complete, date and sign the enclosed form of proxy and to return it in the envelope provided for that purpose.

The Company has elected to use the notice-and-access provisions under National Instrument 54-101 Communication with Beneficial Owners of Securities of a Reporting Issuer and National Instrument 51-102 Continuous Disclosure Obligations (the “Notice-and-Access Provisions”) for the Meeting. Notice- and-Access Provisions are a set of rules developed by the Canadian Securities Administrators that reduce the volume of materials that must be physically mailed to Shareholders by allowing the Company to post the Circular and any additional materials online. Under the Notice-and-Access Provisions, instead of receiving printed copies of the Meeting Materials, Shareholders will receive a notice-and-access notification containing details of the Meeting date, location and purpose, as well as information on how they can access the Meeting Materials electronically.

The Meeting Materials will be available at www.carbonstreaming.com and under the Company’s profile on SEDAR at www.sedar.com as of October 15, 2021. The Company will mail paper copies of the applicable Meeting Materials to those registered and beneficial Shareholders who previously elected to receive paper copies. Shareholders who wish to receive paper copies of the Meeting Materials may request copies from Odyssey Trust Company by calling +1-888-290-1175 (toll-free within North America) or 1-587-885-0960 (direct from outside North America) or by email at www.odysseycontact.com. If you have any questions about the information contained in the Circular, or require any assistance in completing your form of proxy, please contact the Odyssey Trust Company at the above noted number or contact the Company by e-mail at info@carbonstreaming.com.

In order to allow for reasonable time to be allotted for a Shareholder to receive and review a paper copy of the Circular prior to the proxy deadline, any Shareholder wishing to request a paper copy of the Circular as described above should ensure such request is received no later than October 26, 2021.

The accompanying Circular provides information relating to the matters to be addressed at the Meeting and is incorporated into this Notice of Meeting. Shareholders are reminded to review the Circular before voting. The procedures by which Shareholders may exercise their right to vote with respect to the matters at the Meeting will vary depending on whether a Shareholder is a registered Shareholder (that is, a Shareholder who holds Common Shares directly in his, her or its own name and is entered on the register of Shareholders) (“Registered Shareholders”) or a non-registered Shareholder (that is, a Shareholder who holds Common Shares through an intermediary such as a bank, trust company, securities dealer or broker) (“Non-Registered Shareholders”).

Your vote is very important to us. Registered Shareholders are entitled to vote at the Meeting or in advance of the Meeting by dating, signing and returning the enclosed form of proxy for use at the Meeting or any adjournments or postponements thereof. To be effective, the form of proxy must be deposited with the Company’s registrar and transfer agent, Odyssey Trust Company: (i) by mail, using the enclosed return envelope or one addressed to Odyssey Trust Company, 702-67 Yonge Street, Toronto, Ontario, M5E 1J8, Attention: Proxy Department; (ii) by hand delivery to Odyssey Trust Company, 702-67 Yonge Street, Toronto, Ontario, M5E 1J8; or (iii) through the internet by using the control number located at the bottom of your form of proxy at https://login.odysseytrust.com/pxlogin, on or before 10:00 a.m. (Toronto time) on Wednesday, November 10, 2021 or not later than forty-eight (48) hours (excluding Saturdays, Sundays and statutory holidays in the Province of Ontario) prior to the time set for the Meeting or any adjournments or postponements thereof.

Non-Registered Shareholders must seek instructions on how to complete their voting instruction form and vote their Common Shares from their broker, trustee, financial institution or other nominee, as applicable.

Shareholders of record at the close of business on September 17, 2021 are entitled to receive notice of and vote at the Meeting.

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If you are a Registered Shareholder and have any questions relating to the Meeting, please contact

Odyssey Trust Company by telephone +1-888-290-1175 (toll-free within North America) or 1-587-885-0960 (direct from outside North America) or by email via www.odysseycontact.com. If you are a Non-Registered Shareholder and have any questions relating to the Meeting, please contact your intermediary through which you hold your Common Shares or the Company at: +1-647-846-7765 or by email at info@carbonstreaming. com.

If you are a Non-Registered Shareholder and have any questions about how to vote your shares, please contact your intermediary through which you hold your Common Shares.

DATED at Toronto, Ontario this 30th day of September, 2021.

BY ORDER OF THE BOARD OF DIRECTORS OF CARBON STREAMING CORPORATION

(signed) Justin Cochrane

Justin Cochrane
President & Chief Executive Officer

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Introduction

Carbon Streaming Corporation (“Carbon Streaming” or the “Company”) is providing this Management Information Circular (the “Circular”) and a form of proxy or voting instruction form in connection with management’s solicitation of proxies for use at the annual and special meeting (the “Meeting”) of the holders of common shares (the “Shareholders”) of the Company to be held on Friday, November 12, 2021, and at any adjournments or postponements thereof at 10:00 a.m. (Toronto time) at the offices of the Company, 4 King Street West, Suite 401, Toronto, Ontario, Canada and will be available by audio webcast. Unless the context otherwise requires, when we refer in this Circular to the Company its subsidiaries are also included. The Company will conduct its solicitation by mail and officers and employees of the Company may, without receiving special compensation, also telephone or make other personal contact. The Company will pay the cost of solicitation, if any.

The Company may utilize the Broadridge QuickVote service to assist beneficial Shareholders with voting their Common Shares over the telephone. Broadridge then tabulates the results of all the instructions received and then provides the appropriate instructions respecting the Common Shares to be represented at the Meeting.

Only Shareholders of record at the close of business on September 17, 2021 (the “Record Date”) are entitled to notice of, and to attend and vote at, the Meeting. Shareholders whose names have been entered in the register of Shareholders at the close of business on the Record Date will be entitled to receive notice of and to vote at the Meeting, provided that, to the extent a Shareholder transfers the ownership of any of such Shareholder’s Common Shares after such date, the transferee of those Common Shares will be entitled to vote those Common Shares at the Meeting instead of the transferor if, not later than 10 days before the Meeting, the transferee establishes that the transferee owns the Common Shares and requests to be included in the list of Shareholders eligible to vote at the Meeting.

IMPACT OF COVID-19

This year, to deal with the ongoing public health impact of the ongoing novel coronavirus disease pandemic (“COVID-19”) and to mitigate risks to the health and safety of our communities, shareholders, employees and other stakeholders, Shareholders of the Company are strongly encouraged to listen to the Meeting via live audio webcast or teleconference instead of attending the Meeting in person.

All Shareholders of the Company are strongly encouraged to cast their vote by submitting their completed form of proxy (or voting instruction form) prior to the Meeting by one of the means described in this Circular. Shareholders are encouraged to listen to a live broadcast of the proceedings of the Meeting, by way of conference call and audio webcast. Instructions and details on how to access the conference call and audio webcast will be made available on the Company’s website at www.carbonstreaming.com several days prior to the Meeting.

The Company reserves the right to take any additional pre-cautionary measures deemed to be appropriate, necessary or advisable in relation to the Meeting in response to further developments in the COVID-19 outbreak, including without limitation: (i) holding the Meeting virtually or solely by means of remote communication; (ii) changing the Meeting date and/or location; and (iii) such other measures as may be recommended by public health authorities in connection with gatherings of persons such as the Meeting. Should any such changes to the Meeting format occur, the Company will announce any and all of these changes by way of news release, which will be filed under the Company’s profile on SEDAR at www.sedar.com as well as on the Company’s website at www.carbonstreaming.com. We strongly recommend you check the Company’s website prior to the Meeting for the most current information. In the event of any changes to the Meeting format due to the COVID-19 outbreak, the Company will not prepare or mail amended materials in respect of the Meeting.

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All dollar amounts referenced herein are, unless otherwise stated, expressed in Canadian dollars (being the same currency that the Company used in its June 30, 2021 financial year-end financial statements).

Information in this Circular is provided as at September 30, 2021, except as otherwise indicated.

Distribution of Meeting Materials

Notice and Access Notification

The Company has elected to use the notice-and-access provisions (“Notice-and-Access Provisions”) under National Instrument 54-101 - Communication with Beneficial Owners of Securities of a Reporting Issuer (“NI 54-101”) and National Instrument 51-102 - Continuous Disclosure Obligations for the Meeting in respect of delivering the Meeting Materials (as hereinafter defined) to Shareholders.

The Notice-and-Access Provisions are rules developed by the Canadian Securities Administrators that reduce the volume of materials that must be physically mailed to Shareholders by allowing a reporting issuer to post an information circular in respect of a meeting of its Shareholders and related materials online. The Company believes this environmentally friendly process will provide Shareholders with a convenient way to access the Meeting Materials, while allowing the Company to lower the costs associated with printing and distributing the Meeting Materials.

Although the Company has elected to use the Notice-and-Access Provisions, both registered Shareholders (that is, a Shareholder who holds Common Shares directly in his, her or its own name and is entered on the register of Shareholders) (“Registered Shareholders”) and non-registered Shareholders (that is, a Shareholder who holds Common Shares through an intermediary such as a bank, trust company, securities dealer or broker) (“Non-Registered Shareholders”) will receive a package which will include either a form of proxy or a voting instruction form (“VIF”), among other materials. Shareholders may receive multiple packages of these Meeting Materials if a Shareholder holds Common Shares through more than one intermediary, or if a Shareholder is both a Registered Shareholder and a Non-Registered Shareholder for different shareholdings.

Should a Shareholder receive multiple packages, a Shareholder should repeat the steps to vote through a proxy, appoint a proxyholder or attend the Meeting, if desired, separately for each package to ensure that all the Common Shares from the various shareholdings are voted at the Meeting.

Pursuant to NI 54-101, arrangements have been made with clearing agencies, brokerage houses and other financial intermediaries to forward proxy solicitation material to Non-Registered Shareholders. The Company will provide, without cost to such persons, upon request to the Secretary of the Company, additional copies of the above-noted documents required for this purpose.

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Non-Objecting Beneficial Owners

These Meeting Materials are being sent to both Registered and Non-Registered Shareholders. Non-objecting beneficial owners are Non-Registered Shareholders who have advised their intermediary that they do not object to their intermediary disclosing ownership information to the Company. If you are a Non-Registered Shareholder, and the Company or its agent has sent these materials directly to you, your name and address and information about your holdings of Common Shares have been obtained in accordance with applicable securities regulatory requirements from the intermediary holding on your behalf. By choosing to send these Meeting Materials to you directly, the Company (and not the intermediary holding Common Shares on your behalf) has assumed responsibility for: (i) delivering these materials to you; and (ii) executing your proper voting instructions. Please return your voting instructions as specified in the VIF delivered to you. The Company does not intend to pay for intermediaries to forward Meeting Materials to objecting beneficial owners and an objecting beneficial owner will not receive Meeting Materials unless such objecting beneficial owner’s intermediary assumes the cost of delivery. An objecting beneficial owner is a Non-Registered Shareholder that objects to their intermediary disclosing their ownership information.

General Proxy Information

Appointment of Proxyholder

The purpose of a proxy is to designate persons who will vote the proxy on behalf of a Shareholder in accordance with the instructions given by the Shareholder in the proxy. The persons whose names are printed in the enclosed form of proxy are officers or Directors of the Company (the “Management Proxyholders”).

A Shareholder has the right to appoint a person other than a Management Proxyholder, to represent the Shareholder at the Meeting by striking out the names of the Management Proxyholders and by inserting the desired person’s name in the blank space provided or by executing a proxy in a form similar to the enclosed form. A proxyholder need not be a Shareholder.

Voting by Proxy

Only Registered Shareholders or duly appointed proxyholders are permitted to vote at the Meeting. Common Shares represented by a properly executed proxy will be voted for or against or be withheld from voting on each matter referred to in the Notice of Meeting in accordance with the instructions of the Shareholder on any ballot that may be called for and if the Shareholder specifies a choice with respect to any matter to be acted upon, the Common Shares will be voted accordingly.

If a Shareholder does not specify a choice and the Shareholder has appointed one of the Management Proxyholders as proxyholder, the Management Proxyholder will vote in favour of the matters specified in the Notice of Meeting and in favour of all other matters proposed by management at the Meeting.

The enclosed form of proxy also gives discretionary authority to the person named therein as proxyholder with respect to amendments or variations to matters identified in the Notice of Meeting and with respect to other matters which may properly come before the Meeting. At the date of this Circular, management of the Company knows of no such amendments, variations or other matters to come before the Meeting.

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Completion and Return of Proxy

Completed forms of proxy must be deposited at the office of the Company’s registrar and transfer agent, Odyssey Trust Company, 702-67 Yonge Street, Toronto, Ontario, M5E 1J8, Attention: Proxy Department or online at https://login.odysseytrust.com/pxlogin, not later than forty-eight (48) hours, excluding Saturdays, Sundays and holidays in the Province of Ontario, prior to the time of the Meeting, unless the Chair of the Meeting elects to exercise his discretion to accept proxies received subsequently.

This year, to proactively deal with the unprecedented public health impact of the ongoing COVID- 19 outbreak, Registered Shareholders of the Company are respectfully asked not to attend in person at the Meeting. The Company will be strictly restricting physical access to the Meeting and only Registered Shareholders and formally appointed proxy holders will be entitled to attend. In order to comply with government orders concerning the maximum size of public gatherings and required social distancing parameters, the Company may be unable to admit Shareholders to the Meeting. See also “Impact of CO VID-19” on page 4 of this Circular.

If you have any questions about the information contained in this Circular or require any assistance in completing your form of proxy, please contact the Company by phone at +1-647-846-7765 or by e-mail at info@carbonstreaming. com.

Non-Registered Holders

Only Registered Shareholders or the persons they appoint as their proxies are permitted to vote at the Meeting. Whether or not you are able to attend the Meeting, Shareholders are requested to vote their proxy in accordance with the instructions on the proxy. Common Shares beneficially owned by a Non-Registered Shareholder are registered either: (i) in the name of an intermediary (an “Intermediary”) that the Non-Registered Shareholder deals with in respect of their shares (Intermediaries include, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self- administered RRSPs, RRIFs, RESPs and similar plans); or (ii) in the name of a clearing agency (such as The Canadian Depository for Securities Limited or The Depository Trust & Clearing Corporation) of which the Intermediary is a participant.

There are two kinds of beneficial owners: those who object to their name being made known to the issuers of securities which they own (called “OBOs” for Objecting Beneficial Owners) and those who do not object (called “NOBOs” for Non-Objecting Beneficial Owners).

Issuers can request and obtain a list of their NOBOs from Intermediaries via their transfer agents, pursuant to NI 54-101 and issuers can use this NOBO list for distribution of proxy-related materials directly to NOBOs. The Company has decided to take advantage of those provisions of NI 54-101 that allow it to directly deliver proxy-related materials to its NOBOs. As a result, NOBOs can expect to receive a VIF from the Company’s transfer agent, Odyssey Trust Company. These VIFs are to be completed and returned to Odyssey Trust Company in the envelope provided or by facsimile. Odyssey Trust Company will tabulate the results of the voting instruction forms received from NOBOs and will provide appropriate instructions at the Meeting with respect to the Common Shares represented by VIF they receive. Alternatively, NOBOs may vote following the instructions on the VIF, via the internet or by phone.

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With respect to OBOs, in accordance with applicable securities law requirements, the Company will have distributed copies of the Notice of Meeting, this Circular, the form of proxy or VIF and the supplemental mailing list request card (collectively, the “Meeting Materials”) to the clearing agencies and Intermediaries for distribution to Non-Registered Shareholders.

Intermediaries are required to forward the Meeting Materials to Non-Registered Shareholders unless a Non-Registered Shareholder has waived the right to receive them. Intermediaries often use service companies to forward the Meeting Materials to Non-Registered Shareholders. Generally, Non-Registered Shareholders who have not waived the right to receive Meeting Materials will either:

(a)	be given a VIF which is not signed by the Intermediary and which, when properly completed and signed by the Non-Registered Shareholder and returned to the Intermediary or its service company, will constitute voting instructions (often called a “voting instruction form”) which the Intermediary must follow; or

(b)	be given a form of proxy which has already been signed by the Intermediary (typically by a facsimile, stamped signature), which is restricted as to the number of Common Shares beneficially owned by the Non-Registered Shareholder but which is otherwise not completed by the Intermediary. Because the Intermediary has already signed the form of proxy, this form of proxy is not required to be signed by the Non-Registered Shareholder when submitting the proxy. In this case, the Non-Registered Shareholder who wishes to submit a proxy should properly complete the form of proxy and deposit it with the Company, Odyssey Trust Company, 702-67 Yonge Street, Toronto, Ontario, M5E 1J8, Attention: Proxy Department or online at https://login.odysseytrust.com/pxlogin.

In either case, the purpose of these procedures is to permit Non-Registered Shareholders to direct the voting of their Common Shares they beneficially own. Should a Non-Registered Shareholder who receives one of the above forms wish to vote at the Meeting in person (or have another person attend and vote on behalf of the Non-Registered Shareholder), the Non-Registered Shareholder should strike out the persons named in the form of proxy and insert the Non-Registered Shareholder or such other person’s name in the blank space provided. Common Shares held by an Intermediary can only be voted by the Intermediary (for, withheld or against resolutions) upon the instructions of the Non-Registered Shareholder. Without specific instructions, Intermediaries are prohibited from voting Common Shares. In either case, Non-Registered Shareholders should carefully follow the instructions of their Intermediary, including those regarding when and where the proxy or VIF form is to be delivered.

If a Non-Registered Shareholder does not specify a choice and the Non-Registered Shareholder has appointed one of the Management Proxyholders as proxyholder, the Management Proxyholder will vote in favour of the matters specified in the Notice of Meeting and in favour of all other matters proposed by management at the Meeting.

A Non-Registered Shareholder may revoke a voting instruction form or a waiver of the right to receive Meeting Materials and to vote which has been given to an Intermediary at any time by written notice to the Intermediary provided that an Intermediary is not required to act on a revocation of a voting instruction form or of a waiver of the right to receive Meeting Materials and to vote which is not received by the Intermediary at least seven days prior to the Meeting.

This year, to proactively deal with the unprecedented public health impact of the ongoing COVID-19 outbreak, Non-Registered Shareholders of the Company are respectfully asked not to attend in person at the Meeting. The Company will be strictly restricting physical access to the Meeting and only Registered Shareholders and formally appointed proxy holders will be entitled to attend. In order to comply with government orders concerning the maximum size of public gatherings and required social distancing parameters, the Company may be unable to admit Shareholders to the Meeting. See also “Impact of CO VID-19” on page 4 of this Circular.

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Revocability of Proxy

Any Registered Shareholder who has returned a proxy may revoke it at any time before it has been exercised. In addition to revocation in any other manner permitted by law, a Registered Shareholder, their attorney authorized in writing or, if the Registered Shareholder is a corporation, a corporation under its corporate seal or by an officer or attorney thereof duly authorized, may revoke a proxy by instrument in writing, including a proxy bearing a later date. The instrument revoking the proxy must be deposited at the registered office of the Company, at any time up to and including the last business day preceding the date of the Meeting, or any adjournments or postponements thereof, or with the Chair of the Meeting on the day of the Meeting. Only Registered Shareholders have the right to revoke a proxy. Non-Registered Shareholders who wish to change their vote must, at least seven days before the Meeting, arrange for their Intermediary to revoke the proxy on their behalf.

Voting Securities and Principal Holders Thereof

The Company is authorized to issue an unlimited number of Common Shares, of which 126,150,137 Common Shares are issued and outstanding as of September 30, 2021. Persons who are Registered Shareholders at the close of business on September 17, 2021 will be entitled to receive notice of and vote at the Meeting and will be entitled to one vote for each Common Share held. The Company has only one class of shares.

To the knowledge of the directors (“Directors”) and executive officers of the Company, as of the date hereof, no persons, firms or companies beneficially own, or control or direct, directly or indirectly, voting securities of the Company carrying 10% or more of the voting rights attached to any class of voting securities of the Company.

Particulars of Matters to be Acted Upon

Election of Directors

Overview

The Directors of the Company are elected at each annual meeting and hold office until the next annual meeting or until their successors are appointed. The board of directors of the Company (the “Board”) currently consists of six Directors; however, approval of the holders (collectively, the “Shareholders” and each, a “Shareholder”) of the Common Shares in the capital of the Company will be sought to fix the number of Directors of the Company at seven.

At the Meeting, the seven persons named hereunder will be proposed for election as Directors of the Company (the “Nominees” and each, a “Nominee”). All but one of the Nominees currently serve on the Board and each has expressed his or her willingness to serve on the Board for another term.

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The Board and management consider the election of each of the Nominees to be appropriate and in the best interests of the Company. Accordingly, unless otherwise indicated, the persons designated as proxyholders in the accompanying proxy will vote the Common Shares represented by such form of proxy, properly executed, FOR the election of each of the Nominees whose names are set forth below. Management does not contemplate that any of the Nominees will be unable to serve as a Director, but if that should occur for any reason prior to the Meeting, it is intended that discretionary authority shall be exercised by the persons named in the accompanying proxy to vote the proxy for the election of any other person or persons in place of any Nominee or Nominees unable to serve.

Director Profiles

Each of the seven nominated Directors is profiled below, including his/her background and experience, areas of expertise, committee memberships, security ownership and other public companies and board committees of which he/she is a member. Information concerning each such person is based upon information furnished by the individual Nominee.

Justin Cochrane	Director Since:	Committee Membership:

Ontario, Canada	June 29, 2021	None
Age: 41
Non-Independent

Areas of Expertise:	Mr. Cochrane, Director, President and Chief Executive Officer of the Company, has 20 years of royalty and stream financing, M&A and corporate finance experience. Mr. Cochrane is also the President and Chief Executive Officer of Nickel 28 Capital Corp. Mr. Cochrane was formerly the President, Chief Operating Officer and a director of Cobalt 27 Capital Corp. and formerly on the board of Nevada Copper Corp. (TSX:NCU).

Principal Occupation:

President and Chief Executive Officer of the Company

Prior to Cobalt 27, Mr. Cochrane served as the Executive Vice President and Head of Corporate Development for Sandstorm Gold Ltd. His expertise is in the structuring, negotiation, execution and funding of royalty and stream financing contracts around the world, totaling over $2 billion across 50+ projects. Prior to Sandstorm, he spent nine years in investment banking and equity capital markets with National Bank Financial where he covered the resource, clean tech and energy technology sectors. In addition, Mr. Cochrane is currently a board member of Nickel 28 Capital Corp. and an investment committee member of Duke Royalty Limited. Mr. Cochrane is a CFA Charterholder.

President and Chief Executive Officer of Nickel 28 Capital Corp.

Other Public Company Directorships:	Number of securities of the Company Beneficially Owned, Controlled or Directed, Directly or Indirectly(1)

Nickel 28 Capital Corp. (TSXV: NKL)	Common Shares:	1,235,000

	Warrants:	1,235,000
k
	Special Warrants(2):	125,000

	Options:	500,000

	Restricted Share Units:	500,000

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Maurice Swan	Director Since:	Committee Membership:

Ontario, Canada	January 27, 2021	Audit Committee
Age: 53		Compensation Committee
	Independent	Corporate Governance, Nominating & Sustainability Committee

Areas of Expertise

Mr. Swan, the Chairman of the Board of the Company, is a lawyer and is currently the General Counsel of Superior Gold Inc. (TSXV: SGI). Until 2019, Mr. Swan was a partner at Stikeman Elliott LLP, where he practiced corporate law for over 24 years with wide ranging experience, including extensive work in debt capital markets, securitization, corporate finance, and mergers and acquisitions, and with a particular focus on transactions in the global mining and metals sector. During his years of practice, Mr. Swan earned leading lawyer accolades from publications including Lexpert, International Finance & Law Review, Who’s Who Legal and Best Lawyers.

Principal Occupation

Lawyer

Other Public Company Directorships:	Number of securities of the Company Beneficially Owned, Controlled or Directed, Directly or Indirectly(1)

Nickel 28 Capital Corp. (TSXV: NKL	Common Shares:	160,000

	Warrants:	160,000

	Special Warrants®:	75,000

	Options:	150,000

	Restricted Share Units:	150,000

R. Marc Bustin	Director Since:	Committee Membership:

British Columbia, Canada	March 31, 2021	Audit Committee
Age: 69
	Independent	Corporate Governance, Nominating & Sustainability Committee

Areas of Expertise:

Dr. Bustin is Professor of Geology at the University of British Columbia, President of RMB Earth Science Consultants, and Chief Technical Officer for Renewable Geo Resources Ltd. Dr. Bustin has over 40 years’ experience as a researcher, consultant and officer in companies engaged in the fields of carbon capture and storage, mineral and fossil fuel exploitation, and renewable and alternate energy resource development. Dr. Bustin has served as a director, officer and technical advisor for a variety of large and small companies in Europe, Africa, North America, South America, Australia, New Zealand and Asia. Dr. Bustin received his PhD in geology from the University of British Columbia and MSc and BSc (Dist.) from the University of Calgary. He has published over 200 peer reviewed scientific articles and provided industry training courses throughout the world. His past awards include the A. L. Leverson memorial award from the AAPG, the Thiesson Medal from the ICCP, the Sproule career achievement award, the Gilbert H. Cady Award from the Geological Society of America, and the Slipper Gold Medal from the Canadian Society of Petroleum Geology. Dr. Bustin is an elected Fellow of the Royal Society of Canada and a registered professional geologist in the province of British Columbia.

Principal Occupation:

Professor of Geology at the University of British Columbia President of RMB Earth Science Consultants

Chief Technical Officer for Renewable Geo Resources Ltd.

Other Public Company Directorships:	Number of securities of the Company Beneficially Owned, Controlled or Directed, Directly or Indirectly(1)

BMEX Gold Inc. (TSXV: BMEX)	Common Shares:	60,000

	Warrants:	60,000

	Options:	50,000

	Restricted Share Units:	50,000

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Saurabh Handa	Director Since:	Committee Membership:

British Columbia, Canada	March 31, 2021	Audit Committee
Age: 44
	Independent	Compensation Committee
Areas of Expertise:

Mr. Handa is currently the Chief Financial Officer of Metalla Royalty & Streaming Ltd., a TSX-listed and NYSE-listed precious metals royalty and streaming company and is a Director and Audit Committee Chair for K92 Mining Inc., a TSX-listed company with mining operations in Papua New Guinea. Previously, he held the positions of Chief Financial Officer of Titan Mining Corp., Vice President, Finance of Imperial Metals Corp., Chief Financial Officer of Meryllion Resources Corp., and Chief Financial Officer of Yellowhead Mining Inc. Mr. Handa is a Chartered Professional Accountant and graduated with Honours from the University of British Columbia with a diploma in Accounting. Prior to joining the accounting profession, Mr. Handa obtained a Bachelor of Science degree in Genetics from the University of British Columbia and a diploma in Computer Systems from the British Columbia Institute of Technology.

Principal Occupation:

Chief Financial Officer of Metalla Royalty & Streaming Ltd.

Other Public Company Directorships:	Number of securities of the Company Beneficially Owned, Controlled or Directed, Directly or Indirectly(1)

K92 Mining Inc. (TSX: KNT)	Common Shares:	25,000

	Options:	50,000

	Restricted Share Units:	50,000

Candace MacGibbon	Director Since:	Committee Membership:

Toronto, Ontario, Canada	N/A	N/A
Age: 47
Independent Director
Areas of Expertise

Ms. MacGibbon is a CPA, CA with over 25 years of experience in the mining sector and capital markets. She is currently a Director of Osisko Gold Royalties (TSX:OR). She was formerly the CEO of INV Metals Inc., a Canadian mineral resource company focused on the development and exploration of the Loma Larga gold property in Ecuador which was acquired by a mid-tier producing Canadian gold company in July 2021. Ms. MacGibbon has significant technical, government relations, communications and Environmental, Social and Governance (“ESG”) experience. Ms. MacGibbon has a deep understanding of the capital markets as a result of her previous employment as a global mining institutional salesperson with RBC Capital Markets and in base metals research as a mining associate with BMO Capital Markets. Ms. MacGibbon is a Chartered Professional Accountant and her financial and accounting experience includes her previous role as CFO of INV Metals Inc., as well as her prior employment with Deloitte LLP. Ms. MacGibbon is also a former director of INV Metals Inc., Cobalt 27 Capital Corp., and Nickel 28 Capital Corp.

Ms. MacGibbon is a graduate of the University of Western Ontario and Sir Wilfred Laurier University. Ms. MacGibbon is the Osisko Gold Royalties Ltd (“Osisko”) board nominee. In accordance with an Investors Rights Agreement between Osisko and the Company, Osisko currently has the right to nominate one director to the board of the Company. See the AIF (as defined below) for more information about the Investors Rights Agreement.

Principal Occupation

Corporate Director

Other Public Company Directorships:	Number of securities of the Company Beneficially Owned, Controlled or Directed, Directly or Indirectly(1)

Osisko Gold Royalties Ltd (TSX:OR)	Common Shares:	Nil

	Special Warrants:	100,000

	Options:	Nil

	Restricted Share Units:	Nil

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Andy Tester	Director Since:	Committee Membership:
Oregon, United States of America
Age: 46	January 27, 2021	Compensation Committee

	Independent Director	Corporate Governance, Nominating & Sustainability Committee

Areas of Expertise:

Mr. Tester is a naturalist and labor advocate. Over the past 20 years, he has spent the majority of his time in the Pacific Northwest and Alaska working to raise awareness on the plight of endangered salmon and steelhead runs, through guiding and other efforts to bring people to the outdoors. He is a member of the International Longshore & Warehouse Union. Mr. Tester holds a B.A. from Eastern Oregon University.

Principal Occupation:

Other Public Company Directorships:	Number of securities of the Company Beneficially Owned, Controlled or Directed, Directly or Indirectly(1)

N/A	Common Shares:	Nil

	Options:	50,000

	Restricted Share Units:	50,000

Jeanne Usonis	Director Since:	Committee Membership:

California, United States of America	March 31, 2021	None
Age: 47
Non-Independent
Areas of Expertise:

Ms. Usonis has over 20 years of corporate finance and capital markets experience. She is a Director at Regent Advisors LLC, which provides corporate advisory services for equity and debt financings, mergers and acquisitions and joint ventures. She has advised on several initial public offerings and reverse takeover transactions on Canadian and London stock exchanges. Previously, she worked at N M Rothschild & Sons (Washington) LLC where she assisted in the structuring and financing of natural resource projects in emerging market countries. Prior thereto, she worked at Salomon Smith Barney, responsible for structuring taxable and tax-exempt financings. Ms. Usonis graduated summa cum laude with a B.S. in Finance from Villanova University.

Principal Occupation:

Director at Regent Advisors LLC

Other Public Company Directorships:	Number of securities of the Company Beneficially Owned, Controlled or Directed, Directly or Indirectly(1)

N/A	Common Shares:	3,100,000

	Warrants:	300,000

	Options:	100,000

	Restricted Share Units:	100,000

Notes:

(1)	For details concerning Options and RSUs (each term as hereinafter defined in this Circular) held by each of the above persons and the year-end “at risk” value of their Options and/or RSUs, kindly refer to the specific disclosure contained within the “Executive Compensation” section of this Circular.

(2)	Each Special Warrant is exercisable into one unit (consisting of one Common Share and one Common Share purchase warrant of the Company).

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No proposed Director is to be elected under any arrangement or understanding between the proposed Director and any other person or company, except the Directors and Executive Officers of the Company acting solely in such capacity.

Voting Results of June 29, 2021 Annual Meeting

Below are the voting results for the election of directors at the June 29, 2021 annual and special shareholders meeting:

Nominee	Votes For (%)	Votes Withheld (%)
Maurice Swan	13,768,765 Voted (99.97%)	3,500 Withheld (0.03%)
Justin Cochrane	13,768,705 Voted (99.97%)	3,560 Withheld (0.03%)
R. Marc Bustin	13,768,735 Voted (99.97%)	3,530 Withheld (0.03%)
Saurabh Handa	13,768,765 Voted (99.97%)	3,500 Withheld (0.03%)
Andy Tester	13,733,765 Voted (99.72%)	38,500 Withheld (0.28%)
Jeanne Usonis	13,768,705 Voted (99.97%)	3,560 Withheld (0.03%)

Cease Trade Orders, Bankruptcies, Penalties or Sanctions

To the knowledge of the Company, other than as set out below, no proposed Director:

(a)	is, as at the date of this Circular, or has been, within 10 years before the date of this Circular, a Director, chief executive officer or chief financial officer of any company (including the Company) that:

(i) was the subject, while the proposed Director was acting in the capacity as Director, chief executive officer or chief financial officer of such company, of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days; or

(ii) was subject to a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days, that was issued after the proposed Director ceased to be a Director, chief executive officer or chief financial officer but which resulted from an event that occurred while the proposed Director was acting in the capacity as Director, chief executive officer or chief financial officer of such company; or

(b)	is, as at the date of this Circular, or has been within 10 years before the date of this Circular, a Director or executive officer of any company (including the Company) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

(c)	has, within the 10 years before the date of this Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed Director; or

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(d)	has been subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

(e)	has been subject to any penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable securityholder in deciding whether to vote for a proposed Director.

Saurabh Handa was a director of Banks Island Gold Ltd. (“Banks Island”) from June 7, 2011 to July 28, 2015. On January 8, 2016, Banks Island announced its intention to make an assignment into bankruptcy and Industry Canada accepted that assignment effective January 8, 2016. The assignment was also filed with the Office of the Superintendent of Bankruptcy the same day.

Appointment of Auditors

Baker Tilly WM LLP, Chartered Professional Accountants (“Baker Tilly”), is the auditor of the Company. Accordingly, unless otherwise indicated, the persons designated as proxyholders in the accompanying form of proxy will vote the Common Shares represented by such form of proxy, properly executed, FOR the appointment of Baker Tilly as the auditor of the Company to hold office for the ensuing year at a remuneration to be fixed by the Directors. Baker Tilly has served as the Company’s external auditor since July 8, 2020.

Approval of Omnibus Long-Term Incentive Plan

The following is intended as a brief description of the Company’s long-term omnibus incentive plan (the “LTIP” or the “Plan”) and is qualified in its entirety by the full text of the LTIP, which is attached as Appendix “A” to this Circular.

The Company has adopted the LTIP as a means to provide incentive to eligible Directors, officers, employees and consultants (“Participants”). The LTIP is a 10% “rolling” plan and the total number of Common Shares issuable upon exercise of all Awards (as defined herein) under the LTIP cannot exceed 10% of the Company’s issued and outstanding Common Shares on the date on which an Award is granted. The Plan was originally adopted by the Company on March 25, 2021 and first approved by Shareholders on June 29, 2021. The Plan was amended on September 30, 2021 in order to update certain terms to align with NEO Exchange requirements and other housekeeping matters.

The purpose of the Plan is to advance the interests of the Company by: (i) providing Participants with additional incentives; (ii) encouraging stock ownership by such Participants; (iii) increasing the proprietary interest of Participants in the success of the Company; (iv) promoting growth and profitability of the Company; (v) encouraging Participants to take into account long-term corporate performance; (vi) rewarding Participants for sustained contributions to the Company and/or significant performance achievements of the Company; and (vii) enhancing the Company’s ability to attract, retain and motivate Participants. The LTIP is administered by the Board, and Options, RSUs and PSUs (collectively, “Awards”) are granted thereunder at the discretion of the Board to eligible Participants.

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To be eligible to receive Awards under the LTIP, a Participant must be either a Director, officer, employee, consultant, or an employee of a company providing management or other services to the Company or a subsidiary at the time the incentive is granted.

Administration

Under the Plan, the Board may, at any time, appoint a committee to, among other things, interpret, administer and implement the Plan on behalf of the Board in accordance with such terms and conditions as the Board may prescribe, consistent with the Plan. As of the date hereof, the Board has appointed the Compensation Committee of the Board to administer and implement the Plan.

Participation Limits

(a)	The total number of Common Shares reserved for issuance under all Awards to all nonemployee directors must not exceed 1% of the Company’s outstanding Common Shares at the time of grant.

(b)	The Board reserves the right in its absolute discretion to amend, suspend, terminate or discontinue the Plan.

Option Awards

Vesting of Options shall be at the discretion of the Board and will generally be subject to the Participant remaining as a Director, or employed by or continuing to provide services to the Company. Unless the Board determines otherwise and except as otherwise provided in a Participant’s grant agreement, the LTIP provides that Options will vest as to one-third following each of the first, second and third anniversaries of the date of such grant.

The exercise price of any Option shall be fixed by the Board when such option is granted, but shall be no less than the five-day volume weighted average trading price of the Common Shares on the NEO Exchange on the day prior to the date of grant.

An Option shall be exercisable during a period established by the Board, which shall commence on the date of the grant and shall terminate no later than ten (10) years after the date of granting the option, or such shorter period of time as the Board may determine. The LTIP provides that the exercise period shall automatically be extended if the date on which such Option is scheduled to terminate shall fall during a black-out period. In such cases, the extended exercise period shall terminate ten business days following the last day of the blackout-period.

Share Unit Awards (RSU and PSUs)

RSU and PSU Awards will be subject to such conditions, vesting provisions, and performance criteria as the Board may determine for each grant; and the Board shall determine whether each Award shall entitle the Participant: (i) to receive one Common Share issued from treasury; (ii) to receive the cash equivalent of one Common Share; or (iii) to elect to receive a combination of cash and Common Shares.

With respect to RSUs, unless otherwise approved by the Board and except as otherwise provided in a Participant’s grant agreement or any other provision of the LTIP, RSUs will vest as to one-third each on the first, second and third anniversary date of their grant. With respect to PSUs, unless otherwise approved by the Board and except as otherwise provided in a Participant’s grant agreement or any other provision of the LTIP, PSUs will vest subject to performance and time vesting.

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The following table describes the impact of certain events upon the rights of holders of Awards under the LTIP, including termination for cause, resignation, termination other than for cause, retirement and death, subject to the terms of a Participant’s employment agreement:

Event Provisions	Provisions

Termination for cause	Immediate forfeiture of all vested and unvested Awards.

Resignation	Forfeiture of all unvested Awards and the earlier of the original expiry date and 90 days after resignation, or such longer period as the Board may determine in its sole discretion.

Termination other than for cause	Subject to the terms of the grant or as determined by the Board, upon a Participant’s termination without cause, the number of Awards that may vest is subject to pro-ration over the applicable performance or vesting period.

Retirement	Upon the retirement of a Participant’s employment with the Company, any unvested Awards held as at the retirement date will continue to vest in accordance with its vesting schedule, and all vested Awards held at the retirement date may be exercised until the earlier of the expiry date of the Awards or one year following the retirement date; provided that, if the Participant breaches any post-employment restrictive covenants in favor of the Company (including non-competition or non-solicitation covenants), then any Awards held by such Participant, whether vested or unvested, will immediately expire.

Death	All unvested Awards will vest and may be exercised within 180 days after death.

In connection with a change of control of the Company, the Board will take such steps as are reasonably necessary or desirable to cause the conversion or exchange or replacement of outstanding Awards into, or for, rights or other securities of substantially equivalent (or greater) value in the continuing entity; provided that the Board may accelerate the vesting of Awards if: (i) the required steps to cause the conversion or exchange or replacement of Awards are impossible or impracticable to take or are not being taken by the parties required to take such steps; or (ii) the Company has entered into an agreement which, if completed, would result in a change of control and the counterparty or counterparties to such agreement require that all outstanding Awards be exercised immediately before the effective time of such transaction or terminated on or after the effective time of such transaction. If a Participant is terminated without cause or resigns for good reason during the 12-month period following a change of control, or after the Company has signed a written agreement to effect a change of control but before the change of control is completed, then any unvested Awards will immediately vest and may be exercised within 30 days of such date.

The Board may, in its sole discretion, suspend or terminate the LTIP at any time, or from time to time, amend, revise or discontinue the terms and conditions of the LTIP or of any Award granted under the LTIP and any grant agreement relating thereto, subject to any required regulatory and NEO Exchange approval, provided that such suspension, termination, amendment, or revision will not adversely alter or impair any Award previously granted except as permitted by the terms of the LTIP or as required by applicable laws.

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Amendments

The Board may amend the LTIP or any Award at any time without the consent of a Participant; provided that such amendment shall (i) not adversely alter or impair any Award previously granted, except as permitted by the terms of the LTIP, (ii) be in compliance with applicable law and subject to any regulatory approvals including, where required, the approval of the NEO Exchange, and (iii) be subject to Shareholder approval, where required by law, the requirements of the NEO Exchange or the LTIP; provided, however, that Shareholder approval shall not be required for the following amendments and the Board may make any changes which may include but are not limited to:

●	amendments of a general housekeeping or clerical nature that, among others, clarify, correct or rectify any ambiguity, inconsistency, defective provision, error or omission in the LTIP;

●	changes that alter, extend or accelerate the terms of exercise, vesting or settlement applicable to any Award;

●	a change to the assignability provisions under the LTIP;

●	any amendment regarding the effect of termination of a Participant’s employment or engagement;

●	any amendment to add or amend provisions relating to the granting of cash-settled Awards, provision of financial assistance or clawbacks;

●	any amendment regarding the administration of the LTIP;

●	any amendment necessary to comply with applicable law or the requirements of the NEO Exchange or any other regulatory body (provided, however, that the NEO Exchange may require Shareholder approval of any such amendments); and

●	any other amendment that does not require the approval of the Shareholders,

provided that the alteration, amendment or variance does not:

●	increase the maximum number of Common Shares issuable under the LTIP, other than pursuant to the adjustment provisions;

●	reduce the exercise price of the Awards;

●	introduce non-employee directors as eligible Participants on a discretionary basis or increases the existing limits imposed on non-employee director participation;

●	remove or exceed the insider participation limit; or

●	amend the amendment provisions of the LTIP.

Approval by Shareholders

The approval of the LTIP will be obtained on a disinterested basis, with the votes attached to the Common Shares beneficially owned or controlled by each of the directors and officers of the Company excluded from such vote.

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The Board and management consider the approval of the LTIP to be appropriate and in the best interests of the Company. Accordingly, unless otherwise indicated, the persons designated as proxyholders in the accompanying form of proxy will vote the Common Shares represented by such form of proxy, properly executed, FOR the approval of the LTIP.

The text of the ordinary resolution approving the LTIP is set forth below, subject to such amendments, variations or additions as may be approved at the Meeting.

“RESOLVED, with or without amendment, that:

1.	The Company’s Omnibus Long-Term Incentive Plan (the “LTIP”) as set forth in Appendix “A” to the Company’s Management Information Circular dated September 30, 2021, be and is hereby approved, ratified and confirmed;

2.	All unallocated rights or other entitlements under the LTIP be and are hereby approved;

3.	The Company shall have the ability to issue Common Shares under the LTIP until November 12, 2024, which date is the date that is three (3) years from the date of the Shareholder meeting at which Shareholder approval is being sought;

4.	The board of directors of the Company be authorized, in its discretion, to administer the LTIP and to amend or modify the LTIP in accordance with its terms and conditions to the extent needed to reflect changes required by securities regulatory agencies or stock exchanges or so as to meet industry standards; and

5.	Any Director or officer of the Company be and is hereby authorized and directed, acting for, in the name of and on behalf of the Company, to execute or cause to be executed, under the corporate seal of the Company or otherwise, and to deliver or cause to be delivered, such other documents and instruments, and to do or cause to be done all such acts and things, as may in the opinion of such Director or officer of the Company be necessary or desirable to carry out the intent of the foregoing resolution.”

Approval of Amendment and Restatement of Articles

Overview

In connection with an overall assessment of the Company’s existing articles and corporate policies following completion of the Company’s initial public listing on the NEO Exchange in July 2021, the Company has determined to amend and restate its articles under the BCBCA in order to update the articles to reflect recent corporate developments and best practices (such articles, the “A&R Articles”). A copy of the form of the A&R Articles is attached as Appendix “B” to this Circular.

The following describes material terms of the A&R Articles. The following description may not be complete and is subject to, and qualified in its entirety by reference to, the terms and provisions of the A&R Articles. Shareholders are encouraged to make full reference to the terms of the A&R Articles attached as Appendix “B” to this Circular.

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Common Shares - Rank

The Common Shares rank pari passu with respect to the payment of dividends, return of capital and distribution of assets in the event of our liquidation, dissolution or winding-up.

Common Shares - Dividend Rights

Shareholders are entitled to receive dividends on a pari passu basis out of our assets legally available for the payment of dividends at such times and in such amount and form as the Board may from time to time determine, subject to any preferential rights of the holders of any outstanding preferred shares.

Common Shares - Voting Rights

Shareholders are entitled to one vote in respect of each Common Share held at meetings of Shareholders, as described below.

Common Shares - Conversion

The Common Shares are not convertible into any other class of shares or other securities of the Company.

Meetings of Shareholders

Shareholders will be entitled to receive notice of any meeting of Shareholders and may attend and vote at such meetings, except those meetings where only the holders of shares of another class or of a particular series are entitled to vote. A quorum for the transaction of business at a meeting of Shareholders is present if any two Shareholders who, together, hold not less than 10% of the votes attaching to our outstanding shares entitled to vote at the meeting are present in person or represented by proxy.

Retraction Rights

Shareholders will have no retraction rights.

Redemption Rights

The Company will have no redemption or mandatory purchase for cancellation rights in respect of the Common Shares.

Liquidation Rights

Upon our liquidation, dissolution or winding-up, whether voluntary or involuntary, the Shareholders, without preference or distinction, will be entitled to receive rateably all of the Company’s assets remaining after payment of all debts and other liabilities.

Advance Notice Provisions

The Company’s A&R Articles include certain advance notice provisions with respect to the election of directors (the “Advance Notice Provisions”). The Advance Notice Provisions are intended to: (i) facilitate orderly and efficient annual general meetings or, where the need arises, special meetings; (ii) ensure that all Shareholders receive adequate notice of Board nominations and sufficient information with respect to all nominees; and (iii) allow Shareholders to register an informed vote. Only persons who are nominated by Shareholders in accordance with the Advance Notice Provisions will be eligible for election as directors at any annual meeting of Shareholders, or at any special meeting of Shareholders if one of the purposes for which the special meeting was called was the election of directors.

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Under the Advance Notice Provisions, a Shareholder wishing to nominate a director is required to provide the Company notice, in the prescribed form, within the prescribed time periods. These time periods include, (i) in the case of an annual meeting of Shareholders (including annual and special meetings), not less than 30 days prior to the date of the annual meeting of Shareholders; provided, that if the first public announcement of the date of the annual meeting of Shareholders (the “Notice Date”) is less than 50 days before the meeting date, not later than the close of business on the 10th day following the Notice Date; and (ii) in the case of a special meeting (which is not also an annual meeting) of Shareholders called for any purpose which includes electing directors, not later than the close of business on the 15th day following the Notice Date, provided that, in either instance, if Notice-and-Access Provisions are used for delivery of proxy related materials in respect of a meeting described above, and the Notice Date in respect of the meeting is not less than 50 days prior to the date of the applicable meeting, the notice must be received not later than the close of business on the 40th day before the applicable meeting.

Approval by Shareholders

The Board and management consider the approval of the A&R Articles to be appropriate and in the best interests of the Company. Accordingly, unless otherwise indicated, the persons designated as proxyholders in the accompanying form of proxy will vote the Common Shares represented by such form of proxy, properly executed, FOR the approval of the A&R Articles.

The text of the ordinary resolution approving the A&R Articles is set forth below, subject to such amendments, variations or additions as may be approved at the Meeting.

“RESOLVED, with or without amendment, that:

1.	The Company’s Amended and Restated Articles as set forth in Appendix “B” to the Company’s Management Information Circular dated September 30, 2021, be and is hereby ratified and approved; and

2.	Any Director or officer of the Company be and is hereby authorized and directed, acting for, in the name of and on behalf of the Company, to execute or cause to be executed, under the corporate seal of the Company or otherwise, and to deliver or cause to be delivered, such other documents and instruments, and to do or cause to be done all such acts and things, as may in the opinion of such Director or officer of the Company be necessary or desirable to carry out the intent of the foregoing resolution.”

Other Matters

Management of the Company is not aware of any other matter to come before the Meeting other than as set forth in the notice of this Meeting. If any other matter properly comes before the Meeting, it is the intention of the persons named in the enclosed form of proxy to vote the Common Shares represented thereby in accordance with their best judgment on such matter.

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Executive Compensation

Background

Since June 2020, the Company’s focus has been on acquiring and investing in carbon credits in the compliance and voluntary carbon markets. From 2012 to early 2020, the Company was inactive. Over the course of the year ended July 30, 2021 (“Fiscal 2021”) the Company appointed a new Board and executive management team. Other than where specifically indicated below, the information set forth in this section reflects the Company’s current executive and Director compensation information.

For additional information with respect to the historical executive compensation paid by the Company to former directors and executive officers for Fiscal 2021 and prior periods, please see Appendix “C” and the Company’s Management Information Circular dated May 28, 2021 under the Company’s profile on SEDAR at www.sedar.com.

Named Executive Officers

The following discussion describes the significant elements of the compensation program for the current named executive officers (“NEOs”) of the Company. The current NEOs for Fiscal 2021 are:

Justin Cochrane	Chief Executive Officer (“CEO”) & President of the Company
Conor Kearns	Chief Financial Officer (“CFO”) of the Company
Michael Psihogios	Chief Investment Officer
Anne Walters	General Counsel and Corporate Secretary

Compensation Discussion and Analysis and Oversight of Compensation

The following compensation discussion and analysis provides an overview of the process pursuant to which the Board and the Compensation Committee currently determines Director and NEO compensation.

Overview and Philosophy

The Company’s long-term corporate strategy is central to all of the Company’s business decisions, including around executive compensation. The Compensation Committee has been established by the Board to assist the Board in fulfilling its responsibilities relating to compensation matters, including the evaluation and approval of the Company’s compensation plans, policies and programs. The Compensation Committee ensures that the Company has an executive compensation plan that is both motivational and competitive so that it will attract, hold and inspire performance by executive officers and other members of senior management in a manner that will enhance the sustainable profitability and growth of the Company.

All NEOs were hired in Fiscal 2021 as the Board sought to execute on the new business strategy of the Company. As the Company grows, the Company’s compensation program has been developed to continue to attract, motivate and retain high caliber executives and align their interests with sustainable profitability and growth of the Company over the long-term in a manner which is fair and reasonable to the Shareholders. The compensation program will continue to evolve along with the development of the Company.

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The compensation principles of the Board and Compensation Committee going forward are as follows:

●	executive officers should be compensated in a manner consistent with current industry practices and in amounts similar to those paid to like positions at comparable companies;

●	individual compensation packages should align the interests of the Company and the executive, recognizing each employee’s responsibilities and the complexities of the business; and

●	compensation should exhibit the value of each employee and be sufficient to not only reward, but also retain the services of each executive.

As a general rule for establishing compensation for NEOs and executive officers, the Compensation Committee will consider the compensation principles noted above as well as the executive’s performance, experience and position within the Company and the recommendations of the CEO, or in the case of the CEO, the recommendation of the Chair of the Board. The Compensation Committee uses its discretion to recommend compensation for executive officers at levels warranted by external, internal and individual circumstances.

Compensation Risk Management

In the course of its deliberations, the Board considers the implications of the risks associated with adopting the compensation practices in place from time to time and detect actions of management and employees of the Company that would constitute or lead to inappropriate or excessive risks. Pursuant to the Company’s Insider Trading Policy, Directors and executive officers are prohibited from purchasing financial instruments (such as prepaid variable forward contracts, equity swaps or collars) designed to hedge or offset a decrease in the market value of Common Shares.

Compensation Consultants

In August 2021, the Compensation Committee engaged The Bedford Consulting Group (“Bedford”) to review 2021 compensation practice for the Directors and executive officers of the Company, to develop a peer group for the purposes of compensation benchmarking and develop KPI’s for management. Bedford is an executive search and talent management company that provides independent compensation advice to boards and executive management.

For the purposes of the review, they identified the following peer group of public companies which would be viewed as direct competitors of senior leadership talent:

Altius Minerals	Maverix Metals
Clean Energy Fuels	Osisko Gold Royalties
EMX Royalty	Par Pacific Holdings
FuelCell Energy	Royal Gold Sandstorm
Green Plains	Gold Talos Energy
Largo Resources

The results of Bedford’s work are expected to be incorporated into the Company’s executive compensation practices for the current fiscal year.

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Principal Elements of Compensation

The Company’s current compensation policies and programs for executive officers consists of a base salary/compensation, cash bonuses, Options and RSUs, and may include other customary employment benefits. Compensation of executive officers of the Company is reviewed on an annual basis and relies on, among other things, discussion of formal and informal objectives, as well as criteria, analysis and recommendations of external advisors and consultants. Options and RSUs are granted pursuant to the LTIP at the discretion of the Compensation Committee. Options and RSUs granted pursuant to the LTIP will generally vest in equal amounts over three-year periods or as otherwise determined by the Compensation Committee.

Base Salaries

The objectives of the base salary are to provide compensation in accordance with market value, and to acknowledge the competencies and skills of individuals. The base salaries paid to the NEOs are reviewed annually by the Compensation Committee as part of the annual review of executive officers. The base salaries paid to the NEOs are not subject to the achievement of any performance criteria. The decision whether to grant an increase to the executive’s base salary and the amount of any such increase are in the sole discretion of the Compensation Committee and Board.

Incentive Bonuses

Incentive bonuses in the form of cash payments are designed to add a variable component of compensation, based on corporate and individual performances for executive officers and employees. In determining the amounts to be awarded to the NEOs as incentive bonus compensation, the Board and the Compensation Committee give consideration to several objective and subjective factors as they deem appropriate from time to time. While the Board and the Compensation Committee have generally reviewed and taken into account the compensation of other royalty and streaming companies, historically no specific peer group has been used to determine the quantum of incentive bonuses, and no specific weight is expected to be assigned to any particular performance criterion or goal. The process of determining the amount to be paid for this element of each NEO’s overall compensation is expected to be based on the achievement of certain milestones, all of which are expected to be contemplated in the Company’s annual business plan. The achievement of these significant milestones is expected to significantly affect the incentive bonus compensation granted to the NEOs of the Company.

Security-Based Awards

The objectives of the LTIP are to (i) increase participants’ interest in the Company’s welfare; (ii) provide incentives for participants to continue their services; (iii) reward participants for their performance of services, and (iv) provide a means through which the Company may attract and retain people to enter its employment. The Board and the Compensation Committee is expected to consider the same factors and criteria as described in the paragraph above (in respect of the cash incentive bonuses awarded to the NEOs of the Company) in determining the amounts to be awarded to the NEOs as security-based incentive bonus compensation. For additional information with respect to the LTIP, see “Securities Authorized for Issuance under the Equity Incentive Plan”.

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Performance Graph

The Common Shares were previously listed on the TSX Venture Exchange (“TSX-V”) under the symbol “MNV,” but were halted from trading and delisted from the TSX-V on May 9, 2017 following the failure of a previous management team to file statements for the fiscal year ended June 30, 2012, and corresponding MD&A and certifications. See the Company’s Annual Information Form dated September 27, 2021 (the “AIF”) which is available on SEDAR at www.sedar.com for more information.

On July 27, 2021, the Company’s Common Shares and the warrants issued in March 2021 (the “March 2026 Warrants”) begun trading on the NEO Exchange under the symbol “NETZ”, and “NETZ.WT” respectively. The following graph shows the total cumulative shareholder return for C$100 invested in Common Shares from the period commencing on July 27, 2021 to September 30, 2021. The Company’s total shareholder return is compared with the cumulative total return of the S&P/TSX Composite index for the same period.

Summary of Compensation

The following table sets forth all annual and long-term compensation for services paid to or earned by the current NEOs for Fiscal 2021:

					Non-equity Incentive Plan Compensation
Name and Principal Position	Fiscal Year	Salary ($) (2)	Share- based Awards ($) (3)	Option- Based Awards ($) (4)	Annual incentive plan ($)	Long-term incentive plans ($)	All Other Compensation ($) (5)(6)	Total Compensation ($)
Justin Cochrane(7)	2021	111,600	500,000	125,000	Nil	Nil	124,000	860,600
Director, CEO &	2020	-	-	-	-	-	-	-
President	2019	-	-	-	-	-	-	-

Conor Kearns(8)	2021	93,000	300,000	75,000	Nil	Nil	12,400	480,400
CFO	2020	-	-	-	-	-	-	-
	2019	-	-	-	-	-	-	-
Michael Psihogios(9)	2021	23,250	500,000	125,000	Nil	Nil	Nil	648,250
Chief Investment	2020	-	-	-	-	-	-	-
Officer	2019	-	-	-	-	-	-	-

Anne Walters(10)	2021	12,500	150,000	Nil	Nil	Nil	Nil	162,500
General Counsel &	2020	-	-	-	-	-	-	-
Corporate Secretary	2019	-	-	-	-	-	-	-

Notes:

(1)	All amounts paid in US$ have been converted into C$ based on the June 30, 2021 exchange rate: US$1.00 for every $1.24.

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(2)	Represents the actual base salary paid in Fiscal 2021. Mr. Cochrane, Mr. Kearns, Mr. Psihogios were paid US$90,000, US$75,000 and US$18,750, respectively in Fiscal 2021. The annualized salaries of Mr. Cochrane, Mr. Kearns, Mr. Psihogios and Ms. Walters are US$180,000, US$150,000, US$180,000 and $180,000, respectively.
(3)	The value of RSUs is calculated using the last private placement price of Company’s Common Shares prior to June 30, 2021 ($1.00).
(4)	The value of Options is calculated using the last private placement price of Common Shares prior to June 30, 2021 ($1.00) less the respective exercise prices of the Options multiplied by the number of Options outstanding.
(5)	The Company does not currently offer a pension plan.
(6)	As per Mr. Cochrane’s employment agreement, he was paid a US$100,000 one-time payment for past services rendered to the Company. As per Mr. Kearns’ employment agreement, he was paid a US$10,000 one-time payment for past services rendered to the Company.
(7)	Mr. Cochrane was appointed President & CEO effective January 27, 2021.
(8)	Mr. Kearns was appointed CFO effective January 27, 2021.
(9)	Mr. Psihogios was appointed Chief Investment Officer effective May 24, 2021.
(10)	Ms. Walters was appointed General Counsel & Corporate Secretary effective June 7, 2021.

Over the course of Fiscal 2021, the Company appointed a new Board and executive management team. The following table sets forth all annual and long-term compensation for services paid to or earned by the former NEOs of the Company prior to the reorganization of the Board and executive management team in Fiscal 2021:

					Non-equity Incentive Plan Compensation
Name and Principal Position	Fiscal Year	Salary ($)	Share- based Awards ($)	Option- Based Awards ($)	Annual incentive plan ($)	Long-term incentive plans ($)	All Other Compensation ($)	Total Compensation ($)
Richard Redfern(1)	2021	Nil	Nil1	Nil	Nil	Nil	Nil	Nil
Former CEO &	2020	7,500	Nil	Nil	Nil	Nil	Nil	7,500
Former Director	2019	Nil	Nil	Nil	Nil	Nil	Nil	Nil

Mark Gelmon(2)	2021	10,000	Nil	Nil	Nil	Nil	Nil	10,000
Former CFO	2020	15,000	Nil	Nil	Nil	Nil	Nil	15,000
	2019	-	-	-	-	-	-	-

Notes:

(1)	Mr. Redfern was appointed as a director and CEO on September 22, 2004. Formerly served as interim CFO. Resigned as CEO and director on August 4, 2020.

(2)	Mr. Gelmon was appointed CFO on May 21, 2020. Resigned as CFO on February 8, 2021.

For additional information with respect to the historical executive compensation paid by the Company to former Directors and executive officers for Fiscal 2021 and prior periods, please see Appendix “C” and the Company’s Management Information Circular dated May 28, 2021 under the Company’s profile on SEDAR at www.sedar.com.

Employment Agreements, Termination and Change of Control Benefits

The Company has written employment agreements with each of our current NEOs and each executive is entitled to receive compensation established by us as well as other benefits in accordance with plans available to our most senior employees.

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During Fiscal 2021, the Company entered into an employment agreement with each of Justin Cochrane, Conor Kearns, Michael Psihogios and Anne Walters setting forth the terms and conditions of each of their employment as the Company’s President & Chief Executive Officer, Chief Financial Officer, Chief Investment Officer and General Counsel, respectively. Each employment agreement provides for each of their initial base salary, annualized base salary, bonus payments, expenses, and which includes, among other things, provisions regarding confidentiality, non-competition and non-solicitation, as well as eligibility to participate in the benefit plans. Each NEO’s employment agreement provides that if the NEO’s employment is terminated by the Company without cause, the NEO will be entitled to have his or her annualized base salary, bonus and benefits continue for two years following termination (one year for Ms. Walters) and all equity or equity-based compensation received shall fully vest. In the event that the NEO’s employment is terminated by the Company with cause, the NEO will be entitled to have his or her annualized salary and benefits continue until the date on which the NEO ceases to be employed.

Each NEO’s employment agreement also provides that if there is a change of control event (as such term is defined in their respective employment agreements) and the NEO is terminated, or the NEO elects to terminate his or her employment agreement following a Change of Control, the NEO will be entitled to have his or her annualized base salary, bonus and benefits continue for two years following termination and all equity or equity-based compensation received shall fully vest.

The table below shows the incremental payments that would be made to each NEO under the terms of their respective employment agreement upon the occurrence of certain events, if such events were to occur on June 30, 2021. The actual amount of the payout upon identified termination events can only be determined at the time of occurrence.

Name and Principal Position	Change of Control Payment ($)(1)(2)(3)(4)	Termination without Cause ($)(1)(2)(3)(4)
Justin Cochrane	1,071,400	1,071,400
President & Chief Executive Officer
Conor Kearns	747, 000	747, 000
Chief Financial Officer
Michael Psihogios	1,071,400	1,071,400
Chief Investment Officer
Anne Walters	510,000	330,000
General Counsel & Corporate Secretary

Notes:

(1)	All amounts paid in US$ have been converted into C$ based on the June 30, 2021 exchange rate: US$1.00 for every $1.24.

(2)	Payments are calculated based on the annualized base salary paid to NEOs, which will continue for one or two years (as the case may be) subsequent to the date on which the NEO ceases to be employed. The annualized salaries of Mr. Cochrane, Mr. Kearns, Mr. Psihogios and Ms. Walters are US$180,000, US$150,000, US$180,000 and $180,000, respectively.

(3)	Assumes full vesting of all RSUs and Options. The value of RSUs is calculated using the last private placement price of Common Shares prior to June 30, 2021 ($1.00) and the value of Options is calculated using the last private placement price of Common Shares prior to June 30, 2021 ($1.00) less the respective exercise prices of the Options multiplied by the number of Options outstanding.

(4)	Benefits available to the NEO will continue for one or two years, as the case may be, subsequent to the date on which the NEO ceases to be employed by the Company.

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Outstanding Option-Based Awards and Share-Based Awards

The following table sets forth the RSUs and Options granted under the LTIP to each of the NEOs as of June 30, 2021.

	Option-based Awards				Share-based Awards
Name	Securities Under Options Granted (#)	Option Exercise Price ($)	Option Expiration Date	Value of Unexercised in-the- money Options(1) ($)	Number of shares or units of shares that have not vested (#)	Market or payout value of share- based awards that have not vested(2) ($)	Market or payout value of vested share-based awards not paid out or distributed ($)

Justin Cochrane	500,000	0.75	Mar 31, 2026	125,000	500,000	500,000	Nil
President & CEO

Conor Kearns	300,000	0.75	Mar 31, 2026	75,000	300,000	300,000	Nil
CFO

Michael Psihogios	500,000	0.75	Mar 31, 2026	125,000	500,000	500,000	Nil
Chief Investment Officer

Anne Walters	150,000	1.00	Jun 7, 2026	Nil	150,000	150,000	Nil
General Counsel

Notes:

(1)	The “value of unexercised in the money Options” is calculated using the last private placement price of Common Shares prior to June 30, 2021 ($1.00) less the respective exercise prices of the Options multiplied by the number of Options outstanding.

(2)	The “market or payout value of share-based awards that have not vested” is calculated using the last private placement price of Common Shares prior to June 30, 2021.

Options Exercised and Outstanding - Value Vested or Earned During the Year

The following table sets out, for each NEO, the expected value of all LTIP awards that vested or were earned during Fiscal 2021, for each of the NEOs:

Name	Option-based awards – Value vested during the year(1) ($)	Share-based awards – Value vested during the year ($)	Non-equity incentive plan compensation – Value earned during the year ($)

Justin Cochrane	125,000	Nil	Nil
President & CEO

Conor Kearns	75,000	Nil	Nil
CFO

Michael Psihogios	125,000	Nil	Nil
Chief Investment Officer

Anne Walters	Nil	Nil	Nil
General Counsel

Notes:

(1)	The “Option-based awards - Value vested during the year” is calculated using the last private placement price of Common Shares prior to June 30, 2021 ($1.00) less the respective exercise prices of the Options multiplied by the number of Options outstanding.

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Director Compensation

General

The following discussion describes the significant elements of the compensation program for members of the Board and its committees. The compensation of our Directors is designed to attract and retain committed and qualified directors and to align their compensation with the long-term interests of our Shareholders. Directors who are employees of the Company will not be entitled to receive any compensation for his or her service as a Director of our Board.

Director Compensation

Our director compensation program is designed to attract and retain global talent to serve on our Board, taking into account the risks and responsibilities of being an effective Director. Our objective regarding director compensation is to follow best practices with respect to compensation. We believe that our approach has helped attract, and will continue to help to attract and retain, strong members for our Board who will be able to fulfill their fiduciary responsibilities without competing interests.

Compensation for all non-executive directors is comprised of cash and share-based Awards granted under the LTIP, including RSUs and Options. The total non-executive director retainer for all Board and committee meetings attended by a Director, is deemed to be full payment for the role of Director. The exception to this approach would be in the event of a merger or acquisition, or other special circumstance that required more meetings than are typically required, in which case a “special” fee may be granted. At this time a retainer premium is not provided to committee chairs.

As at the end of Fiscal 2021, the fee schedule for the Company’s non-executive directors was as follows:

	Compensation	Share-Based Awards

Board Retainer	US$36,000	Discretionary

Directors who are employees of the Company will not receive any compensation for serving on the Board; however, all Directors will be reimbursed for any out-of-pocket expenses incurred in connection with attending Board or committee meetings.

The following table discloses the compensation paid or payable, directly or indirectly, by or on behalf of the Company during Fiscal 2021 to its current Directors(1):

Name	Fees Earned (2) ($)	Share Based Awards(3) ($)	Option Based Awards(4) ($)	Non-equity Incentive Plan Compensation (5)($)	All Other Compensation ($) (6)	Total ($)
Justin Cochrane	N/A	N/A	N/A	N/A	N/A	N/A

Maurice Swan	18,600	150,000	37,500	N/A	N/A	206,100

Andy Tester	18,600	50,000	12,500	N/A	N/A	81,100

Saurabh Handa	11,160	50,000	12,500	N/A	N/A	73,660

R. Marc Bustin	11,160	50,000	12,500	N/A	N/A	73,660

Jeanne Usonis	136,400	100,000	25,000	N/A	N/A	261,400

Notes:

(1)	All amounts paid in US$ have been converted into C$ based on the June 30, 2021 exchange rate: US$1.00 for every $1.24.

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(2)	Represents the actual fees earned in Fiscal 2021. Mr. Swan and Mr. Tester were paid US$15,000, Mr. Handa and Mr. Bustin were paid US$9,000 and Ms. Usonis was paid US$110,000, which includes amounts for consulting fees in Fiscal 2021.

(3)	The value of RSUs is calculated using the last private placement price of Common Shares prior to June 30, 2021($1.00).

(4)	The value of Options is calculated using the last private placement price of Common Shares prior to June 30, 2021 ($1.00) less the respective exercise prices of the Options multiplied by the number of Options outstanding.

(5)	Directors do not receive any non-equity incentive plan compensation.

(6)	Directors do not receive pension benefits.

For information related to the Company’s former directors, please see Appendix “C”.

Securities Authorized for Issuance Under the Equity

Incentive Plan

The Company has adopted the LTIP as a means to provide incentive to eligible Participants (comprising the Company’s Directors, officers, employees and consultants). The LTIP is a 10% rolling plan and the total number of Common Shares issuable upon exercise of all Awards (as defined herein) under the LTIP cannot exceed 10% of the Company’s issued and outstanding Common Shares on the date on which an Award is granted. The Plan was originally adopted by the Company on March 25, 2021 and first approved by Shareholders on June 29, 2021. The Plan was amended on September 30, 2021 in order to update certain terms to align with NEO Exchange requirements and other housekeeping matters.

The following table sets forth information concerning the number of Common Shares reserved for issuance under the Plan as at June 30, 2021:

Plan Category	Number of securities to be issued upon the exercise of outstanding Awards (1)(2) ($)	Weighted-average exercise price of all outstanding Awards (3) ($)	Number of securities remaining available for issuance under the Plan (excluding securities reflected in column (a)) (4) ($)
Equity compensation plan approved by shareholders	5,700,000	$0.77	4,636,424

Notes:

(1)	As at June 30, 2021, there were 3,200,000 Options, 2,500,000 RSUs outstanding and nil PSUs outstanding.
(2)	Based on the assumption that all outstanding RSUs as of June 30, 2021 were settled in Common Shares.
(3)	Only includes exercise price for Options outstanding.
(4)	The total number of securities remining available for future issuance under the Plan as of June 30, 2021 was equal to 10% of the number of Common Shares outstanding (10,336,424 Common Shares), less the number of Awards granted as of such date (5,700,000 Awards).

Description of the Plan

For a summary of the material terms of the LTIP, see “Particulars of Matters to be Acted Upon - Approval of Omnibus Long-Term Incentive Plan”.

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Corporate Governance

Corporate Governance Overview

The following overview of the Company’s current corporate governance policies and has been prepared in accordance with the requirements of both National Policy 58-201 - Corporate Governance Guidelines (the “Governance Guidelines”) and National Instrument 58-101 - Disclosure of Corporate Governance Practices (the “Governance Disclosure Rule”). The Governance Guidelines deal with matters such as the constitution and independence of corporate boards, their functions, the effectiveness and education of Board members and other items dealing with sound corporate governance practices. The Governance Disclosure Rule requires that, if management of an issuer solicits proxies from its security holders for the purpose of electing Directors, specified disclosure of its corporate governance practices must be included in its management information circular.

The Company and the Board recognize the importance of corporate governance to the effective management of the Company and to the protection of its employees and Shareholders. The Company’s approach to significant issues of corporate governance is designed with a view to ensuring that the business and affairs of the Company are effectively managed so as to enhance Shareholder value. The Board fulfills its responsibilities directly and through its sub-committees at regularly scheduled meetings or as required. The Board meets at least once every quarter to review the Company’s business operations, corporate governance matters, financial results and other items. The frequency of meetings may be increased, and the nature of the agenda items may be changed, depending upon the state of the Company’s affairs and in light of opportunities or risks which the Company faces. The Directors are kept informed of the Company’s operations at these meetings as well as through reports and discussions with management on matters within their particular areas of expertise.

Board of Directors

Role of the Board

The duties and responsibilities of the Board are to supervise the management of the business and affairs of the Company and to act with a view towards the best interests of the Company. The Board is responsible for the oversight and review of the development of, among other things, the following matters:

●	the strategic planning process of the Company;

●	an annual strategic plan for the Company which takes into consideration, among other things, the risks and opportunities of the Company’s business;

●	identifying the principal risks of the Company’s business and ensuring the implementation of appropriate systems to manage these risks;

●	annual capital and operating budgets which support the Company’s ability to meet its strategic objectives;

●	material acquisitions and divestitures;

●	succession planning, including appointing, training and monitoring the development of senior management;

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●	establish process for the Company to facilitate communications with investors and other interested parties;

●	a reporting system which accurately measures the Company’s performance against its business plan; and

●	the integrity of the Company’s internal control and management information systems.

The operations of the Company do not support a large Board and the Board has determined that the proposed constitution of the Board following completion of the Meeting is appropriate for the Company’s current stage of development. Independent supervision of management is accomplished through choosing management who demonstrate a high level of integrity and ability and having strong independent Board members.

Independence of the Board

The Board is currently composed of six Directors: Maurice Swan, Justin Cochrane, R. Marc Bustin, Saurabh Handa, Andy Tester and Jeanne Usonis. Candace MacGibbon is also considered independent. The Board facilitates its exercise of independent supervision over management by ensuring sufficient representation by Directors independent of management.

The Governance Guidelines suggest that the board of directors of a public company should be constituted with a majority of individuals who qualify as “independent” directors. An “independent” director is a director who is independent of management and is free from any interest, business or other relationship which could, or could reasonably be perceived to materially interfere with the director’s ability to act with a view to the best interests of the Company, other than interests and relationships arising from shareholding.

The independent Directors may meet separately from the non-independent Directors, as determined necessary from time to time, in order to facilitate open and candid discussion among the independent Directors. Maurice Swan, an independent Director, is the Chair of the Board. Given the relative size of the Company’s activities, the Board is satisfied as to the extent of independence of its members. The Board is satisfied that it is not constrained in its access to information, in its deliberations, or in its ability to satisfy the mandate established by law to supervise the business and affairs of the Company, and that there are sufficient systems and procedures in place to allow the Board to have a reasonable degree of independence from day-to-day management. Kindly refer to the below independence chart in respect of the Board:

Director/Nominee	Independent	Reason, if not independent

Maurice Swan	Yes	N/A

Justin Cochrane	No	President and CEO of the Company

R. Marc Bustin	Yes	N/A

Saurabh Handa	Yes	N/A

Candace MacGibbon	Yes	N/A

Andy Tester	Yes	N/A

Jeanne Usonis	No	Provides consulting services to the Company

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The Board has considered the relationships of each of the Directors to the Company and determined that four of the six members of the current Board, all of whom are Nominees, qualify as independent Directors. The Board reviews independence on at least an annual basis, in light of the requirements of the Governance Guidelines and the Governance Disclosure Rule. None of the independent Directors has a material relationship with the Company which could impact their ability to make independent decisions.

At all scheduled meetings, the independent Directors are afforded the opportunity to hold formal and informal in camera sessions, during which sessions non-independent Directors/members of management are excused. The Board will also excuse members of management and conflicted Directors from all or a portion of any such meeting(s) where a conflict or potential conflict of interest arises or where otherwise deemed appropriate.

Participation of Directors in Other Reporting Issuers

The participation of the Directors in other reporting issuers is described in each Director profile provided under “Particulars of Matters to be Acted Upon - Election of Directors” in this Circular. The Corporate Governance, Nominating and Sustainability Committee reviews and assesses, on a regular basis, the number of outside directorships and executive positions held by the Company’s Directors and will consider whether each Director in question will be reasonably able to meet his/her duties in light of the responsibilities associated with fulfilling his/her duties as a Director of the Company as well as whether conflicts of interest will arise on as a result of any outside directorships or outside executive positions. Having regard to their qualifications, attendance record and valuable contribution as members of the Company’s Board/committees, the Board has determined that none of the Directors are over boarded as a result of their outside directorships.

Meeting Attendance

The table below presents the Director attendance at Board and committee meetings held during Fiscal 2021. In light of the COVID-19 pandemic, the majority of the business of the Board and its committees was conducted by way of consent resolution under applicable law and informal discussion in lieu of formal meetings.

Director	Board		Audit Committee		Compensation Committee(1)		CGNSC Committee(2)
	#	%	#	%	#	%	#	%

Justin Cochrane(3)	1/1	100%	-	-	-	-	-	-

Maurice Swan (4)	4/4	100%	2/2	100%	1/1	100%	1/1	100%

R. Marc Bustin(5)	4/4	100%	2/2	100%	-	-	1/1	100%

Saurabh Handa(5)	4/4	100%	2/2	100%	1/1	100%	-	-

Andy Tester	3/4	75%	-	-	1/1	100%	1/1	100%

Jeanne Usonis	4/4	100%	-	-	-	-	-	-

Notes:

(1)	The Compensation Committee was constituted on April 6, 2021.

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(2)	The Corporate Governance, Nominating and Sustainability Committee was constituted on April 6, 2021.
(3)	Mr. Cochrane was reappointed to the Board on June 29, 2021.
(4)	Mr. Swan joined the Audit Committee on January 27, 2021.
(5)	Mr. Bustin and Mr. Handa joined the Audit Committee on April 6, 2021.

Board Mandate

The Board, either directly or through its committees, is responsible for the supervision of management of the Company’s business and affairs with the objective of enhancing Shareholder value. In order to facilitate the exercise of independent judgment in carrying out the Board’s responsibilities, the Board has adopted a written mandate (the “Mandate”) that sets forth in detail the responsibilities and obligations of the Board. The Mandate is reviewed at least annually and updated as necessary. The Mandate is attached hereto as Appendix “C” and is also available on the Company’s website at www.carbonstreaming.com.

Position Descriptions

The Board has adopted written position descriptions for the Chair of the Board and for the chair of each of the Board’s committees with respect to the conduct of meetings of the Board and meetings of its committees. The Chair of the Board and committee chair’s role and responsibilities in each instance include reviewing notices of meetings, overseeing meeting agendas, conducting and chairing meetings in accordance with good practices, and reviewing minutes of meetings.

The Board has adopted a written position description for the CEO. The CEO’s general roles and responsibilities are commensurate with the position of CEO of a company comparable in business and size to the Company including overseeing all operations of the Company, and developing and devising the means to implement general strategies for the direction and growth of the Company as instructed by the Board.

Orientation and Continuing Education

The Corporate Governance, Nominating and Sustainability Committee is responsible for the orientation and continuing education of the members of the Board. As new Directors join the Board, they are provided with, among other things, corporate policies, historical information about the Company, information on the Company’s performance and its strategic plan and an outline of the general duties and responsibilities entailed in carrying out their duties.

The Company encourages Directors to attend, enroll or participate in courses and/or seminars dealing with financial literacy, corporate governance, climate finance, sustainability governance and related matters. Each Director of the Company has the responsibility for ensuring that he or she maintains the skill and knowledge necessary to meet his or her obligations as a Director.

Ethical Business Conduct

The Board encourages and promotes an overall culture of ethical business conduct by promoting compliance with applicable laws, rules and regulations, providing guidance to management to help them recognize and deal with ethical issues, promoting a culture of open communication, honesty and accountability and ensuring awareness of disciplinary action for violations of ethical business conduct. In connection with its commitment to ensuring the ethical operation of the Company, the Board has adopted a code of business conduct and ethics (the “Code”), a copy of which is available under the Company’s profile at www.sedar.com and on the Company’s website. Any reports of variance from the Code are to be reported to the Board and/or Audit Committee.

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The Board will monitor compliance with the Code through reports of management to the Audit Committee and requires that all Directors, officers and employees provide an annual certification of compliance with the Code. A Director who has a material interest in a matter before the Board or any committee on which he or she serves is required to disclose such interest as soon as the Director becomes aware of it. In situations where a Director has a material interest in a matter to be considered by the Board or any committee on which he or she serves, such Director may be required to absent himself or herself from the meeting while discussions and voting with respect to the matter are taking place. Directors will also be required to comply with the relevant provisions of the BCBCA regarding conflicts of interest.

The Board has also adopted a whistleblower policy to provide employees, clients and contractors with the ability to report, on a confidential and anonymous basis, any violation within the Company including (but not limited to), criminal conduct, falsification of financial records or unethical conduct. The Board believes that providing a forum for employees, clients, contractors, officers and Directors to raise concerns about ethical conduct and treating all complaints with the appropriate level of seriousness fosters a culture of ethical conduct.

Board Assessments

To date, a formal process of assessing the Board and its committees, or the independent Directors has not been implemented, and the Board has satisfied itself that the Board, its committees and individual Directors are performing effectively through informal discussions. The Corporate Governance, Nominating and Sustainability Committee continues to review proposed procedures to evaluate the performance and effectiveness of the Board, its committees and the contributions of individual Directors.

The Corporate Governance, Nominating and Sustainability Committee will also take reasonable steps to evaluate and assess, on an annual basis, Directors’ performance and the effectiveness of the Board, its committees, the individual Directors, the Chair of the Board and the committee chairs. The assessment will address, among other things, individual Director independence, individual Director and overall Board skills and individual Director financial literacy. The Board will continue to receive and consider the recommendations from the Corporate Governance, Nominating and Sustainability Committee regarding the results of such evaluations.

Majority Voting Policy

The Company has adopted a majority voting policy which requires that any nominee for Director who receives a greater number of votes withheld than for his or her election shall tender his or her resignation to the chair of the Board following the meeting of Shareholders at which the Directors were elected. This policy only applies to uncontested elections, meaning elections where the number of nominees for Director is equal to the number of Directors being elected. The Corporate Governance, Nominating and Sustainability Committee and the Board shall consider the resignation, and whether or not it should be accepted. In doing so, the Corporate Governance, Nominating and Sustainability Committee shall accept the resignation, absent exceptional circumstances (such as the effect such resignation may have on the Company’s ability to comply with applicable corporate or securities law requirements, applicable regulations, corporate governance rules or policies or commercial agreements regarding the composition). The nominee shall not attend any committee or Board deliberations pertaining to the consideration of the resignation. Resignations are expected to be promptly accepted except in situations where extraordinary circumstances warrant the applicable Director continuing to serve as a member of the Board. The Board shall disclose its election decision, via press release, within 90 days of the applicable meeting at which Directors were elected.

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Subject to any applicable corporate law restrictions or requirements and the articles of the Company, if a resignation is accepted, the Board may leave the resulting vacancy unfilled until the next annual general meeting of Shareholders. Alternatively, it may fill the vacancy through the appointment of a new director whom the Board considers to merit the confidence of Shareholders, or it may call a special meeting of Shareholders at which there will be presented a management nominee or nominees to fill the vacant position or positions.

Director Term Limits and Board Renewal

The Board has not adopted Director term limits or other mechanisms of board renewal because:

●	the imposition of Director term limits implicitly discounts the value of experience and continuity amongst Board members and runs the risk of excluding experienced and potentially valuable Board members as a result of an arbitrary determination;

●	it is important to ensure that Directors with significant and unique business experience in the Company’s industry are retained;

●	Directors with the level of understanding of the Company’s business, history and culture acquired through long service on the Board provide additional value; and

●	term limits have the disadvantage of losing the contribution of Directors who have been able to develop, over a period of time, increasing insight into the Company and its operations and thereby may provide an increasing contribution to the Board as a whole.

Board and Executive Leadership

Role of the CEO

The CEO has overall responsibility for providing leadership and vision to develop business plans that meet the Company’s corporate objectives and day-to-day management of the operations of the Company. The CEO is tasked with ensuring that the Company is effectively carrying out the strategic plan approved by the Board, developing and monitoring key business risks and ensuring that the Company has appropriate policies and procedures in place to ensure the accuracy, completeness, integrity and appropriate disclosure of the financial statements and other financial information of the Company and, together with the CFO, he is responsible for establishing and maintaining appropriate internal controls over financial reporting, disclosure controls and procedures and, as required, processes for the certification of public disclosure documents. The CEO is the Company’s principal spokesperson to the media, investors and the public.

Role of the Chair

The Board has appointed Maurice Swan, an independent member of the Board, as the Chair of the Board. Mr. Swan’s primary roles are to chair all meetings of the Board and Shareholders and to manage the affairs of the Board, including ensuring that the Board is organized properly, functions effectively and meets its obligations and responsibilities. These responsibilities include setting the meeting agendas, ensuring that the Board works together as a cohesive team with open communication and assisting the

Board, the committees of the Board, individual Directors and the Company’s senior officers in understanding and discharging their obligations under the Company’s system of corporate governance.

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Expectations of Management

The Board expects management to operate the business of the Company in a manner that enhances Shareholder value and is consistent with the highest level of integrity. Management is expected to execute the Company’s business plan and to meet performance goals and objectives.

Nomination of Directors

The Corporate Governance, Nominating and Sustainability Committee has responsibility for leading the process for identifying and recruiting potential Board candidates. The Board assesses potential Board candidates to fill perceived needs on the Board for required skills, expertise, independence and other factors. Members of the Board and representatives in the industry sector and carbon markets are consulted for possible candidates.

The Company’s management is continually in contact with individuals involved with public sector issuers. From these sources, management has made numerous contacts and in the event that the Company requires any new directors, such individuals will be brought to the attention of the Board. The Company conducts due diligence, reference and background checks on any suitable candidate. New nominees must have a track record in general business management, special expertise in an area of strategic interest to the Company, the ability to devote the time required, integrity of character and a willingness to serve.

Compensation of Directors and Officers

Please refer to the comprehensive discussion contained within the “Executive Compensation — Compensation Discussion and Analysis and Oversight of Compensation” section of this Circular for information regarding compensation of the Company’s NEOs.

For specific details regarding compensation of the Company’s Directors, please refer to the “Executive Compensation — Compensation Discussion and Analysis and Oversight of Compensation - Summary of Compensation” section of this Circular.

Diversity Policy and Representation of Women on the Board

The Company is committed to creating and maintaining a culture of workplace diversity. Management of the Company will promote a work environment that values and utilizes the contributions of women and men, equally, with a variety of backgrounds, experiences and perspectives. The Board will monitor the Company’s performance in meeting the standards outlined in a diversity policy that is intended to be adopted in the future, which will include an annual review of any diversity initiatives established by management and the Board and the progress in achieving them. The Board will monitor the effectiveness of such diversity policy through ongoing discussions with management and review of diversity within the Company at both the Board and employee level.

As at the date of this Circular, there is one female Director on the Board (17%) and there is one female executive officer (25%). Assuming the election of the Directors at the Meeting, there will be two female Directors on the Board (29%) and one female executive officer (25%). The Company has not adopted formal targets regarding the number of women to be elected to the Board or to be appointed to executive officer positions and the Company does not have written policies regarding the identification and nomination of female Director candidates for election to the Board.

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The Corporate Governance, Nominating and Sustainability Committee is focused on finding the most qualified individuals available with skills and experience that will complement the Board and assist it in providing strong stewardship for the Company, with gender being only one of many factors taken into consideration when evaluating individuals as potential Directors. The Company is similarly focused on seeking the most qualified individuals with skills and experience that will be of greatest benefit to the Company, with gender being only one of many factors taken into consideration when evaluating individuals for senior management positions. This approach is believed to be in the best interests of the Company and its stakeholders.

Committee Information

The Company has three committees at present, being the Audit Committee, the Compensation Committee and the Corporate Governance, Nominating and Sustainability Committee.

Each committee has a charter setting out its specific functions and responsibilities, has a chair who is responsible for providing effective leadership of the committee, facilitating the committee’s operations and deliberations and overseeing the satisfaction of the committee’s functions and responsibilities under its charter, including reporting the activities of the committee to the Board and has authority to engage external advisors as needed.

Each committee charter is available on the Company’s website at www.carbonstreaming.com. The Board has also developed a written mandate for the chair of the Board, Board committee chairs and the CEO. These mandates set out the primary functions and responsibilities of each position.

Audit Committee

In April 2021, the Audit Committee was re-constituted by the Board and is presently comprised of Saurabh Handa (Chair), R. Marc Bustin and Maurice Swan. Each of the members of the Audit Committee is independent within the meaning of National Instrument 52-110 - Audit Committees (“NI 52-110”) and Corporate Governance Rules.

Each member of the Audit Committee is financially literate for the purposes of NI 52-110. For further information regarding the experience of the members of the Audit Committee see “Audit Committee Information” in the Company’s AIF.

The Audit Committee’s mandate is to, among other things, oversee the Company’s financial reporting, including the audits of the Company’s financial statements. In addition to any other duties and authorities delegated to it by the Board from time to time, the Audit Committee’s mandate includes:

●	reviewing and recommending to the Board, on a non-binding basis, changes to its mandate, as considered appropriate from time to time;

●	reviewing the integrity of the Company’s financial reporting process and the adequacy of the Company’s internal control system;

●	reviewing and discussing with management and the independent auditor any major issues regarding accounting principles and financial statement presentation;

●	recommending to the Board the nomination of the external auditor for Shareholder approval, and review of fees and other compensation paid to the external auditor;

●	reviewing and discussing with management and the independent auditor the Company’s annual audited financial statements and quarterly financial statements and financial and other data contained therein to be filed on an annual or quarterly basis under National Instrument 51-102 - Continuous Disclosure Obligations; and

●	reviewing the program of risk assessment and steps taken to address significant risks or exposures of all types.

Compensation Committee

In April 2021, the Compensation Committee was formed by the Board and is presently comprised of Maurice Swan (Chair), Saurabh Handa and Andy Tester. Each of the members of the Compensation Committee is independent within the meaning of the Corporate Governance Rule.

The Compensation Committee’s mandate is to, among other things, assess and formulate and make recommendations to the Board in respect of compensation issues related to the Company’s officers and employees and compensation issues relating to the Directors. In addition to any other duties and authorities delegated to it by the Board from time to time, the Compensation Committee’s mandate includes:

●	reviewing and recommending to the Board, on a non-binding basis, changes to its mandate, as considered appropriate from time to time;

●	reviewing and making recommendations to the Board on the Company’s general compensation philosophy and overseeing the development and administration of compensation programs;

●	reviewing the senior management and Board compensation policies and/or practices followed by the Company and seeking to ensure such policies are designed to recognize and reward performance and establish a compensation framework, which results in the effective development and execution of a Board-approved strategy;

●	annually reviewing and recommending to the Board an evaluation of the performance of senior executives and providing recommendations for annual compensation based on such evaluation and other appropriate factors;

●	administering the equity-based compensation plan;

●	regularly reviewing the equity-based compensation plan and, in its discretion, making recommendations to the Board for consideration;

●	identifying any compensation plans or practices that could encourage senior executives or other individuals to take inappropriate or excessive risks;

●	identifying any other risks that may arise from the Company’s compensation policies and practices that are reasonably likely to have a material adverse effect on the Company;

●	overseeing and approving a report prepared by management on senior executive compensation on an annual basis in connection with the preparation of the annual management information circular or as otherwise required pursuant to applicable securities laws;

●	reviewing and recommending to the Board the compensation of the Board members; and

●	reviewing annually the effectiveness of the CEO and, in consultation with the CEO, other senior management and other executive officers, including their contributions, performance and qualifications.

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Corporate Governance, Nominating and Sustainability Committee

In April 2021, the Corporate Governance, Nominating and Sustainability Committee was formed by the Board and is presently comprised of Andy Tester (Chair), R. Marc Bustin and Maurice Swan. Each of the members of the Corporate Governance, Nominating and Sustainability Committee is independent within the meaning of the Governance Disclosure Rule.

The Corporate Governance, Nominating and Sustainability Committee’s mandate is to, among other things, assess and formulate and make recommendations to the Board in respect of corporate governance and other issues relating to the Directors. In addition to any other duties and authorities delegated to it by the Board from time to time, the Corporate Governance, Nominating and Sustainability Committee mandate includes:

●	reviewing and recommending to the Board, on a non-binding basis, changes to its mandate, as considered appropriate from time to time;

●	overseeing the preparation of and recommending to the Board any required disclosures of governance practices to be included in any disclosure document of the Company, as required;

●	reviewing, on a periodic basis, the size and composition of the Board, making recommendations as to the number of independent Directors and advising the Board on filling vacancies;

●	facilitating the independent functioning of the Board, including by assessing which Directors are independent Directors;

●	assessing, annually, the effectiveness of the Chair of the Board, the Board as a whole, all committees of the Board;

●	reviewing, on a periodic basis, the Code, recommending to the Board any changes thereto as considered appropriate from time to time, ensuring that management has established a system to monitor compliance with the Code, and reviewing management’s monitoring of the Company’s compliance with the Code;

●	when required, review with management the Company’s strategies and reporting related to ESG and identify critical issues, changes and risk associated with ESG matters;

●	reviewing, on a periodic basis, senior management succession plans; and

●	considering, in recommending to the Board suitable candidates to be nominated for election as Directors at the next annual meeting of Shareholders.

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Additional Information

Indebtedness of Directors, Executive Officers and Others

None of the Company’s Directors, Nominees for Director, executive officers or employees, or former Directors, executive officers or employees, nor any associate of such individuals, is as at the date hereof, or has been, during the year ended June 30, 2021, indebted to the Company or any of its subsidiaries in connection with a purchase of securities or otherwise. In addition, no indebtedness of any of these individuals to another entity has been the subject of a guarantee, support agreement, letter of credit or similar arrangement or understanding of the Company or any of its subsidiaries.

Interest of Informed Persons in Material Transactions

Other than as set forth in this Circular and except for the fact that certain Directors and officers are Shareholders, no informed person (as defined in NI 51-102) of the Company or proposed Director of the Company and no associate or affiliate of the foregoing persons has or has had any material interest, direct or indirect, in any transaction since the commencement of the Company’s most recently completed financial period or in any proposed transaction which in either such case has materially affected or would materially affect the Company or any of its subsidiaries.

Interest of Certain Persons or Companies in Matters to be Acted Upon

Other than the election of Directors, no: (a) person who has been a Director or executive officer of the Company at any time since the beginning of the Company’s last financial period; (b) proposed Nominee for election as a Director of the Company; or (c) associate or affiliate of a person in (a) or (b), has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting.

Other Information

Additional information relating to the Company can be found at the Company’s website at

www.carbonstreaming.com and on SEDAR at www.sedar.com. Financial information is provided in the Company’s audited consolidated financial statements and related MD&A for its most recently completed financial year ended June 30, 2021 which are filed on SEDAR. Shareholders may contact the Company by phone at +1-647-846-7765 or by e-mail at info@carbonstreaming.com to request copies of these documents.

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Directors’ Approval

The contents of this Circular and the sending thereof to Shareholders have been approved by the Board.

DATED at Toronto, Ontario this 30th day of September, 2021.

BY ORDER OF THE BOARD OF DIRECTORS OF CARBON STREAMING CORPORATION

(signed) Justin Cochrane

Justin Cochrane
President & Chief Executive Officer

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APPENDIX “A”

OMNIBUS LONG-TERM INCENTIVE PLAN

See attached.

“A” -1

CARBON STREAMING CORPORATION

OMNIBUS LONG-TERM INCENTIVE PLAN

March 25, 2021

(as amended September 30, 2021)

(ii )

CARBON STREAMING CORPORATION

OMNIBUS LONG-TERM INCENTIVE PLAN

Carbon Streaming Corporation (the “Corporation”) hereby establishes an Omnibus Long-Term Incentive Plan for certain qualified directors, officers, employees, consultants and management company employees providing ongoing services to the Corporation and its Affiliates (as defined herein) that can have a significant impact on the Corporation’s long-term results.

ARTICLE 1—DEFINITIONS

Section 1.1	Definitions.

Where used herein or in any amendments hereto or in any communication required or permitted to be given hereunder, the following terms shall have the following meanings, respectively, unless the context otherwise requires:

“Affiliates” has the meaning given to this term in the Securities Act (Ontario), as such legislation may be amended, supplemented or replaced from time to time;

“Awards” means Options, RSUs and PSUs granted to a Participant pursuant to the terms of the Plan;

“Award Agreement” means an Option Agreement, RSU Agreement, PSU Agreement, or an Employment Agreement, as the context requires;

“Black-Out Period” means the period of time required by applicable law when, pursuant to any policies or determinations of the Corporation, securities of the Corporation may not be traded by Insiders or other specified persons;

“Board” means the board of directors of the Corporation as constituted from time to time;

“Broker” has the meaning ascribed thereto in Section 7.4(2) hereof;

“Business Day” means a day other than a Saturday, Sunday or statutory holiday, when banks are generally open for business in Toronto, Ontario, Canada, or Vancouver, British Columbia, Canada for the transaction of banking business;

“Cancellation” has the meaning ascribed thereto in Section 2.5(1) hereof;

“Cash Equivalent” means in the case of Share Units, the amount of money equal to the Market Value multiplied by the number of vested Share Units in the Participant’s Account, net of any applicable taxes in accordance with Section 7.4, on the Share Unit Settlement Date;

“Change of Control” means unless the Board determines otherwise, the happening, in a single transaction or in a series of related transactions, of any of the following events:

(a)	any transaction (other than a transaction described in clause (b) below) pursuant to which any person or group of persons acting jointly or in concert acquires the direct or indirect beneficial ownership of securities of the Corporation representing 50% or more of the aggregate voting power of all of the Corporation’s then issued and outstanding securities entitled to vote in the election of directors of the Corporation, other than any such acquisition that occurs (A) upon the exercise or settlement of options or other securities granted by the Corporation under any of the Corporation’s equity incentive plans; or (B) as a result of the conversion of the multiple voting shares in the capital of the Corporation into Shares;

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(b)	there is consummated an arrangement, amalgamation, merger, consolidation or similar transaction involving (directly or indirectly) the Corporation and, immediately after the consummation of such transaction, the shareholders of the Corporation immediately prior thereto do not beneficially own, directly or indirectly, either (A) outstanding voting securities representing more than 50% of the combined outstanding voting power of the surviving or resulting entity in such transaction, or (B) more than 50% of the combined outstanding voting power of the parent of the surviving or resulting entity in such transaction, in each case in substantially the same proportions as their beneficial ownership of the outstanding voting securities of the Corporation immediately prior to such transaction;

(c)	the sale, lease, exchange, license or other disposition of all or substantially all of the Corporation’s assets to a person other than a person that was an Affiliate of the Corporation at the time of such transaction, other than a sale, lease, exchange, license or other disposition to an entity, more than fifty percent (50%) of the combined voting power of the voting securities of which are beneficially owned by shareholders of the Corporation in substantially the same proportions as their beneficial ownership of the outstanding voting securities of the Corporation immediately prior to such sale, lease, exchange, license or other disposition;

(d)	the passing of a resolution by the Board or shareholders of the Corporation to substantially liquidate the assets of the Corporation or wind up the Corporation’s business or significantly rearrange its affairs in one or more transactions or series of transactions or the commencement of proceedings for such a liquidation, winding-up or re-arrangement (except where such re-arrangement is part of a bona fide reorganization of the Corporation in circumstances where the business of the Corporation is continued and the shareholdings remain substantially the same following the re-arrangement); or

(e)	individuals who, on the effective date, are members of the Board (the “Incumbent Board”) cease for any reason to constitute at least a majority of the members of the Board; provided, however, that if the appointment or election (or nomination for election) of any new Board member was approved or recommended by a majority vote of the members of the Incumbent Board then still in office, such new member will, for purposes of this Plan, be considered as a member of the Incumbent Board;

“Code” means the U.S. Internal Revenue Code of 1986, as amended from time to time and the Treasury Regulations promulgated thereunder;

“Code of Ethics” means any code of ethics adopted by the Corporation, as modified from time to time;

“Corporation” means Carbon Streaming Corporation, a corporation existing under the Business Corporations Act (British Columbia), as amended from time to time;

“Dividend Share Units” has the meaning ascribed thereto in Section 5.2 hereof;

“Eligible Participants” has the meaning ascribed thereto in Section 2.4(1) hereof;

“Employment Agreement” means, with respect to any Participant, any written employment agreement between the Corporation or an Affiliate and such Participant;

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“Exercise Notice” means a notice in writing signed by a Participant and stating the Participant’s intention to exercise a particular Award, if applicable;

“Exercise Price” has the meaning ascribed thereto in Section 3.2(1) hereof;

“Expiry Date” has the meaning ascribed thereto in Section 3.4 hereof;

“Insider” has the meaning attributed thereto in the NEO Exchange Listing aManual in respect of the rules governing security-based compensation arrangements, as amended from time to time;

“Market Value” means at any date when the market value of Shares of the Corporation is to be determined, the five-day volume weighted average trading price of the Shares on the Trading Day prior to the date of grant on the principal stock exchange on which the Shares are listed, or if the Shares of the Corporation are not listed on any stock exchange, the value as is determined solely by the Board, acting reasonably and in good faith;

“NEO” means the Neo Exchange Inc.;

“Non-Employee Directors” means members of the Board who, at the time of execution of an Award Agreement, if applicable, and at all times thereafter while they continue to serve as a member of the Board, are not officers, senior executives or other employees of the Corporation or a Subsidiary, consultants, or service providers providing ongoing services to the Corporation or its Affiliates;

“Option” means an option granted by the Corporation to a Participant entitling such Participant to acquire a designated number of Shares from treasury at the Exercise Price, but subject to the provisions hereof and the Option Agreement;

“Option Agreement” means a written notice from the Corporation to a Participant evidencing the grant of Options and the terms and conditions thereof, substantially in the form set out in Appendix “A”, or such other form as the Board may approve from time to time;

“Participants” means Eligible Participants that are granted Awards under this Plan;

“Participant’s Account” means an account maintained to reflect each Participant’s participation in RSUs and/or PSUs under this Plan;

“Performance Criteria” means criteria established by the Board which, without limitation, may include criteria based on the Participant’s personal performance and/or the financial performance of the Corporation and/or of its Affiliates, and that may be used to determine the vesting of the Awards, when applicable;

“Performance Period” means the period determined by the Board pursuant to Section 4.4 hereof;

“Person” means an individual, corporation, company, cooperative, partnership, trust, unincorporated association, entity with juridical personality or governmental authority or body, and pronouns which refer to a Person shall have a similarly extended meaning;

“Plan” means this Omnibus Long-Term Incentive Plan, as amended or restated from time to time;

“PSU” means a right awarded to a Participant to receive a payment in the form of Shares as provided in Article 4 hereof and subject to the terms and conditions of this Plan;

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“PSU Agreement” means a written notice from the Corporation to a Participant evidencing the grant of PSUs and the terms and conditions thereof, substantially in the form of Appendix “C”, or such other form as the Board may approve from time to time;

“Restriction Period” means the period determined by the Board pursuant to Section 4.3 hereof;

“RSU” means a right awarded to a Participant to receive a payment in the form of Shares as provided in Article 4 hereof and subject to the terms and conditions of this Plan;

“RSU Agreement” means a written notice from the Corporation to a Participant evidencing the grant of RSUs and the terms and conditions thereof, substantially in the form of Appendix “B”, or such other form as the Board may approve from time to time;

“Share Compensation Arrangement” means a stock option, stock option plan, employee stock purchase plan, long-term incentive plan or any other compensation or incentive mechanism involving the issuance or potential issuance of Shares to one or more employees, directors, officers or insiders of the Corporation or a Subsidiary. For greater certainty, a “Share Compensation Arrangement” does not include a security based compensation arrangement used as an inducement to person(s) or company(ies) not previously employed by and not previously an insider of the Corporation;

“Shares” means the common shares in the capital of the Corporation;

“Share Unit” means a RSU or PSU, as the context requires;

“Share Unit Settlement Date” has the meaning determined in Section 4.6(1)(a);

“Share Unit Settlement Notice” means a notice by a Participant to the Corporation electing the desired form of settlement of vested RSUs or PSUs;

“Share Unit Vesting Determination Date” has the meaning described thereto in Section 4.5 hereof;

“Stock Exchange” means the NEO, the Toronto Stock Exchange or the TSX Venture Exchange, as applicable from time to time;

“Subsidiary” means a corporation, company, partnership or other body corporate that is controlled, directly or indirectly, by the Corporation;

“Successor Corporation” has the meaning ascribed thereto in Section 6.1(3) hereof;

“Surrender” has the meaning ascribed thereto in Section 3.6(3);

“Surrender Notice” has the meaning ascribed thereto in Section 3.6(3);

“Tax Act” means the Income Tax Act (Canada) and its regulations thereunder, as amended from time to time;

“Termination Date” means the date on which a Participant ceases to be an Eligible Participant;

“Trading Day” means any day on which the Stock Exchange is opened for trading; and

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“U.S. Participant” means any Participant who is a United States citizen or United States resident alien as defined for purposes of Section 7701(b)(1)(A) of the Code or for whom an Award is otherwise subject to taxation under the Code.

ARTICLE 2—PURPOSE AND ADMINISTRATION OF THE PLAN; GRANTING OF AWARDS

Section 2.1	Purpose of the Plan.

The purpose of this Plan is to advance the interests of the Corporation by: (i) providing Eligible Participants with additional incentives; (ii) encouraging stock ownership by such Eligible Participants; (iii) increasing the proprietary interest of Eligible Participants in the success of the Corporation; (iv) promoting growth and profitability of the Corporation; (v) encouraging Eligible Participants to take into account long-term corporate performance; (vi) rewarding Eligible Participants for sustained contributions to the Corporation and/or significant performance achievements of the Corporation; and (vii) enhancing the Corporation’s ability to attract, retain and motivate Eligible Participants.

Section 2.2	Implementation and Administration of the Plan.

(1)	Subject to Section 2.3, this Plan will be administered by the Board.

(2)	Subject to the terms and conditions set forth in this Plan, the Board is authorized to provide for the granting, exercise and method of exercise of Awards, all at such times and on such terms (which may vary between Awards granted from time to time) as it determines. In addition, the Board has the authority to (i) construe and interpret this Plan and all certificates, agreements or other documents provided or entered into under this Plan; (ii) prescribe, amend and rescind rules and regulations relating to this Plan; and (iii) make all other determinations necessary or advisable for the administration of this Plan. All determinations and interpretations made by the Board will be binding on all Participants and on their legal, personal representatives and beneficiaries.

(3)	No member of the Board will be liable for any action or determination taken or made in good faith in the administration, interpretation, construction or application of this Plan, any Award Agreement or other document or any Awards granted pursuant to this Plan.

(4)	The day-to-day administration of this Plan may be delegated to such committee of the Board and/or such officers and employees of the Corporation as the Board determines from time to time.

(5)	Subject to the provisions of this Plan, the Board has the authority to determine the limitations, restrictions and conditions, if any, applicable to the exercise of an Award.

Section 2.3	Delegation to Committee.

Despite Section 2.2 or any other provision contained in this Plan, the Board has the right to delegate the administration and operation of this Plan, in whole or in part, to a committee of the Board and/or to any member of the Board. In such circumstances, all references to the Board in this Plan include reference to such committee and/or member of the Board, as applicable.

Section 2.4	Eligible Participants.

(1)	The Persons who shall be eligible to receive Awards (“Eligible Participants”) shall be the bona fide directors, officers, senior executives, consultants, management company employees and other employees of the Corporation or a Subsidiary, providing ongoing services to the Corporation and its Affiliates.

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(2)	Participation in the Plan shall be entirely voluntary and any decision not to participate shall not affect an Eligible Participant’s relationship, employment or appointment with the Corporation.

(3)	Notwithstanding any express or implied term of this Plan to the contrary, the granting of an Award pursuant to this Plan shall in no way be construed as a guarantee of employment or appointment by the Corporation.

Section 2.5	Shares Subject to the Plan.

(1)	Subject to adjustment pursuant to provisions of Article 6 hereof, the total number of Shares reserved and available for grant and issuance pursuant to Awards under this Plan shall not exceed ten percent (10%) of the total issued and outstanding Shares from time to time or such other number as may be approved by the Stock Exchange and the shareholders of the Corporation from time to time, provided that at all times when the Corporation is listed on the NEO, the shareholder approval referred to herein must be obtained on a “disinterested” basis in compliance with the applicable policies of the NEO. For the purposes of this Section 2.5(1), in the event that the Corporation cancels or purchases to cancel any of its issued and outstanding Shares (“Cancellation”) and as a result of such Cancellation the Corporation exceeds the limit set out in this Section 2.5(1), no approval of the Corporation’s shareholders will be required for the issuance of Shares on the exercise of any Options which were granted prior to such Cancellation.

(2)	Shares in respect of which an Award is granted under this Plan, but not exercised prior to the termination of such Award or not vested or settled prior to the termination of such Award due to the expiration, termination, cancellation or lapse of such Award, shall be available for Awards to be granted thereafter pursuant to the provisions of this Plan. All Shares issued pursuant to the exercise or the vesting of the Awards granted under this Plan shall be so issued as fully paid and non-assessable Shares.

Section 2.6	Participation Limits.

(1)	Subject to adjustment pursuant to provisions of Article 6 hereof, the aggregate number of Shares reserved and available for grant and issuance pursuant to Awards under this Plan to the Non-Employee Directors shall not exceed one percent (1%) of the total issued and outstanding Shares from time to time. For greater certainty, the Shares reserved and available for grant and issuance to the Non-Employee Directors, shall be included in the ten percent (10%) of the total issued and outstanding Shares from time to time generally available for grant and issuance pursuant Section 2.5(1).

(2)	Subject to adjustment pursuant to provisions of Article 6 hereof, the aggregate number of Shares (i) issued to Insiders under this Plan or any other proposed or established Share Compensation Arrangement within any one-year period and (ii) issuable to Insiders at any time under this Plan or any other proposed or established Share Compensation Arrangement, shall in each case not exceed ten percent (10%) of the total issued and outstanding Shares from time to time. Any Awards granted pursuant to this Plan, prior to the Participant becoming an Insider, shall be excluded for the purposes of the limits set out in this Section 2.6(2).

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ARTICLE 3—OPTIONS

Section 3.1	Nature of Options.

An Option is an option granted by the Corporation to a Participant entitling such Participant to acquire a designated number of Shares from treasury at the Exercise Price, subject to the provisions hereof.

Section 3.2	Option Awards.

(1)	The Board shall, from time to time, in its sole discretion, (i) designate the Eligible Participants who may receive Options under this Plan, (ii) determine the number of Options, if any, to be granted to each Eligible Participant and the date or dates on which such Options shall be granted, (iii) determine the price per Share to be payable upon the exercise of each such Option (the “Exercise Price”), (iv) determine the relevant vesting provisions (including Performance Criteria, if applicable) and (v) determine the Expiry Date; the whole subject to the terms and conditions prescribed in this Plan, in any Option Agreement and any applicable rules of the Stock Exchange.

(2)	Subject to the terms of any Employment Agreement or other agreement between the Participant and the Corporation, or the Board expressly providing to the contrary, and except as otherwise provided in a Option Agreement, each Option shall vest as to one-third on the first anniversary date of the grant, one-third on the second anniversary of the date of grant, and one-third on the third anniversary of the date of grant.

Section 3.3	Exercise Price.

The Exercise Price for Shares that are the subject of any Option shall be fixed by the Board when such Option is granted, but shall not be less than the Market Value of such Shares at the time of the grant.

Section 3.4	Expiry Date; Blackout Period.

Subject to Section 6.2, each Option must be exercised no later than ten (10) years after the date the Option is granted or such shorter period as set out in the Participant’s Option Agreement, at which time such Option will expire (the “Expiry Date”). Notwithstanding any other provision of this Plan, each Option that would expire during or within ten (10) Business Days immediately following a Black-Out Period shall expire on the date that is ten (10) Business Days immediately following the expiration of the Black-Out Period. Where an Option will expire on a date that falls immediately after a Black-Out Period, and for greater certainty, not later than ten (10) Business Days after the BlackOut Period, then the date such Option will expire will be automatically extended by such number of days equal to ten (10) Business Days less the number of Business Days after the Black-Out Period that the Option expires.

Section 3.5	Exercise of Options.

(1)	Subject to the provisions of this Plan, a Participant shall be entitled to exercise an Option granted to such Participant, subject to vesting limitations which may be imposed by the Board at the time such Option is granted.

(2)	Prior to its expiration or earlier termination in accordance with this Plan, each Option shall be exercisable as to all or such part or parts of the optioned Shares and at such time or times and/or pursuant to the achievement of such Performance Criteria and/or other vesting conditions as the Board may determine in its sole discretion.

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(3)	No fractional Shares will be issued upon the exercise of Options granted under this Plan and, accordingly, if a Participant would become entitled to a fractional Share upon the exercise of an Option, or from an adjustment pursuant to Section 6.1, such Participant will only have the right to acquire the next lowest whole number of Shares, and no payment or other adjustment will be made with respect to the fractional interest so disregarded.

Section 3.6	Method of Exercise and Payment of Purchase Price.

(1)	Subject to the provisions of this Plan and the alternative exercise procedures set out herein, an Option granted under this Plan may be exercisable (from time to time as provided in Section 3.5 hereof) by the Participant (or by the liquidator, executor or administrator, as the case may be, of the estate of the Participant) by delivering an Exercise Notice to the Corporation in the form and manner determined by the Board from time to time, together with cash, a bank draft or certified cheque in an amount equal to the aggregate Exercise Price of the Shares to be purchased pursuant to the exercise of the Options and any applicable tax withholdings.

(2)	Pursuant to the Exercise Notice and subject to the approval of the Board, a Participant may choose to undertake a “cashless exercise” with the assistance of a broker in order to facilitate the exercise of such Participant’s Options. The “cashless exercise” procedure may include a sale of such number of Shares as is necessary to raise an amount equal to the aggregate Exercise Price for all Options being exercised by that Participant under an Exercise Notice and any applicable tax withholdings. Pursuant to the Exercise Notice, the Participant may authorize the broker to sell Shares on the open market by means of a short sale and forward the proceeds of such short sale to the Corporation to satisfy the Exercise Price and any applicable tax withholdings, promptly following which the Corporation shall issue the Shares underlying the number of Options as provided for in the Exercise Notice.

(3)	In addition, in lieu of exercising any vested Option in the manner described in this Section 3.6(1) or Section 3.6(2), and pursuant to the terms of this Article 3, a Participant may, by surrendering an Option (“Surrender”) with a properly endorsed notice of Surrender to the Corporate Secretary of the Corporation, substantially in the form of Schedule II to the Option Agreement (a “Surrender Notice”), elect to receive that number of Shares calculated using the following formula:

X = (Y * (A-B)) / A

Where:

X = the number of Shares to be issued to the Participant upon exercising such Options; provided that if the foregoing calculation results in a negative number, then no Shares shall be issued

Y = the number of Shares underlying the Options to be Surrendered

A = the Market Value of the Shares as at the date of the Surrender

B = the Exercise Price of such Options

(4)	Upon the exercise of an Option pursuant to Section 3.6(1) or Section 3.6(3), the Corporation shall, as soon as practicable after such exercise but no later than ten (10) Business Days following such exercise, forthwith cause the transfer agent and registrar of the Shares to deliver to the Participant such number of Shares as the Participant shall have then paid for and as are specified in such Exercise Notice.

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ARTICLE 4 —SHARE UNITS

Section 4.1	Nature of Share Units.

A Share Unit is an Award entitling the recipient to acquire Shares, at such purchase price (which may be zero) as determined by the Board, subject to such restrictions and conditions as the Board may determine at the time of grant. Conditions may be based on continuing employment (or other service relationship) and/or achievement of pre-established performance goals and objectives.

Section 4.2	Share Unit Awards.

(1)	Subject to the provisions herein set forth and any shareholder or regulatory approval which may be required, the Board shall, from time to time, in its sole discretion, (i) designate the Eligible Participants who may receive RSUs and/or PSUs under this Plan, (ii) fix the number of RSUs and/or PSUs, if any, to be granted to each Eligible Participant and the date or dates on which such RSUs and/or PSUs shall be granted, and (iii) determine the relevant conditions and vesting provisions (including, in the case of PSUs, the applicable Performance Period and Performance Criteria, if any) and Restriction Period of such RSUs and/or PSUs, the whole subject to the terms and conditions prescribed in this Plan and in any RSU Agreement.

(2)	The RSUs and PSUs are structured so as to be considered to be a “plan” described in Section 7 of the Tax Act or any successor to such provision.

(3)	Subject to the vesting and other conditions and provisions set forth herein and in the RSU Agreement and/or PSU Agreement, the Board shall determine whether each RSU and/or PSU awarded to a Participant shall entitle the Participant: (i) to receive one Share issued from treasury; (ii) to receive the Cash Equivalent of one Share; or (iii) to elect to receive either one Share from treasury, the Cash Equivalent of one Share or a combination of cash and Shares.

(4)	Share Units may be settled by the Participant at any time beginning on the first Business Day following their Share Unit Vesting Determination Date but shall be settled no later than the Share Unit Settlement Date.

(5)	Unless otherwise specified in the RSU Agreements, one-third of RSUs awarded pursuant to a RSU Agreement shall vest on each of the first three anniversaries of the date of grant.

(6)	Each Non-Employee Director may elect to receive all or a portion his or her annual retainer fee in the form of a grant of RSUs in each fiscal year. The number of RSUs shall be calculated as the amount of the Non-Employee Director’s annual retainer fee elected to be paid by way of RSUs divided by the Market Value. At the discretion of the Board, fractional RSUs will not be issued and any fractional entitlements will be rounded down to the nearest whole number.

Section 4.3	Restriction Period Applicable to Share Units.

The applicable restriction period in respect of a particular Share Unit shall be determined by the Board but in all cases shall end no later than December 31 of the calendar year which is three (3) years after the calendar year in which the Award is granted (“Restriction Period”). For example, the Restriction Period for a grant made in June 2020 shall end no later than December 31, 2023. Subject to the Board’s determination, any vested Share Units with respect to a Restriction Period will be paid to Participants in accordance with Article 4, no later than the end of the Restriction Period. Unless otherwise determined by the Board, all unvested Share Units shall be cancelled on the Share Unit Vesting Determination Date (as such term is defined in Section 4.5) and, in any event, no later than the last day of the Restriction Period.

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Section 4.4	Performance Criteria and Performance Period Applicable to PSU Awards.

(1)	For each award of PSUs, the Board shall establish the period in which any Performance Criteria and other vesting conditions must be met in order for a Participant to be entitled to receive Shares in exchange for all or a portion of the PSUs held by such Participant (the “Performance Period”), provided that such Performance Period may not expire after the end of the Restriction Period, being no longer than three (3) years after the calendar year in which the Award was granted. For example, a Performance Period determined by the Board to be for a period of three (3) financial years will start on the first day of the financial year in which the award is granted and will end on the last day of the second financial year after the year in which the grant was made. In such a case, for a grant made on January 4, 2021, the Performance Period will start on January 1, 2021 and will end on December 31, 2023.

(2)	For each award of PSUs, the Board shall establish any Performance Criteria and other vesting conditions in order for a Participant to be entitled to receive Shares in exchange for his or her PSUs.

Section 4.5	Share Unit Vesting Determination Date.

The vesting determination date means the date on which the Board determines if the Performance Criteria and/or other vesting conditions with respect to a RSU and/or PSU have been met (the “Share Unit Vesting Determination Date”), and as a result, establishes the number of RSUs and/or PSUs that become vested, if any. For greater certainty, the Share Unit Vesting Determination Date in respect of Share Units must fall after the end of the Performance Period, if applicable, but no later than the last day of the Restriction Period.

Section 4.6	Settlement of Share Unit Awards.

(1)	Subject to the terms of any Employment Agreement or other agreement between the Participant and the Corporation, or the Board expressly providing to the contrary, and except as otherwise provided in a RSU Agreement and/or PSU Agreement, in the event that the vesting conditions, the Performance Criteria and Performance Period, if applicable, of a Share Unit are satisfied:

	(a)	all of the vested Share Units covered by a particular grant may, subject to Section 4.6(4), be settled at any time beginning on the first Business Day following their Share Unit Vesting Determination Date but no later than the date that is five (5) years from their Share Unit Vesting Determination Date (the “Share Unit Settlement Date”); and

	(b)	a Participant is entitled to deliver to the Corporation, on or before the Share Unit Settlement Date, a Share Unit Settlement Notice in respect of any or all vested Share Units held by such Participant.

(2)	Subject to Section 4.6(4), settlement of Share Units shall take place promptly following the Share Unit Settlement Date and take the form set out in the Share Unit Settlement Notice through:

	(a)	in the case of settlement of Share Units for their Cash Equivalent, delivery of a bank draft, certified cheque or other acceptable form of payment to the Participant representing the Cash Equivalent;

	(b)	in the case of settlement of Share Units for Shares, delivery of Shares to the Participant; or

	(c)	in the case of settlement of the Share Units for a combination of Shares and the Cash Equivalent, a combination of (a) and (b) above.

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(3)	If a Share Unit Settlement Notice is not received by the Corporation on or before the Share Unit Settlement Date, settlement shall take the form of Shares issued from treasury as set out in Section 4.7(2).

(4)	Notwithstanding any other provision of this Plan, in the event that a Share Unit Settlement Date falls during a Black-Out Period and the Participant has not delivered a Share Unit Settlement Notice, then such Share Unit Settlement Date shall be automatically extended to the tenth (10th) Business Day following the date that such Black-Out Period is terminated. Where a Share Unit Settlement Date falls immediately after a Black-Out Period, and for greater certainty, not later than ten (10) Business Days after the Black-Out Period, then the Share Unit Settlement Date will be automatically extended by such number of days equal to ten (10) Business Days less the number of Business Days that a Share Unit Settlement Date is after the Black-Out Period.

Section	4.7	Determination of Amounts.

	(1)	Cash Equivalent of Share Units. For purposes of determining the Cash Equivalent of Share Units to be made pursuant to Section 4.6, such calculation will be made on the Share Unit Settlement Date and shall equal the Market Value on the Share Unit Settlement Date multiplied by the number of vested Share Units in the Participant’s Account which the Participant desires to settle in cash pursuant to the Share Unit Settlement Notice.

	(2)	Payment in Shares; Issuance of Shares from Treasury. For the purposes of determining the number of Shares from treasury to be issued and delivered to a Participant upon settlement of Share Units pursuant to Section 4.6, such calculation will be made on the Share Unit Settlement Date and be the whole number of Shares equal to the whole number of vested Share Units then recorded in the Participant’s Account which the Participant desires to settle pursuant to the Share Unit Settlement Notice. Shares issued from treasury will be issued in consideration for the past services of the Participant to the Corporation and the entitlement of the Participant under this Plan in respect of such Share Units settled for Shares shall be satisfied in full by such issuance of Shares.

ARTICLE 5—GENERAL CONDITIONS

Section 5.1	General Conditions applicable to Awards.

Each Award, as applicable, shall be subject to the following conditions:

(1)	Employment - The granting of an Award to a Participant shall not impose upon the Corporation or a Subsidiary any obligation to retain the Participant in its employ in any capacity. For greater certainty, the granting of Awards to a Participant shall not impose any obligation on the Corporation to grant any awards in the future nor shall it entitle the Participant to receive future grants.

(2)	Rights as a Shareholder - Neither the Participant nor such Participant’s personal representatives or legatees shall have any rights whatsoever as shareholder in respect of any Shares covered by such Participant’s Awards until the date of issuance of a share certificate to such Participant (or to the liquidator, executor or administrator, as the case may be, of the estate of the Participant) or the entry of such person’s name on the share register for the Shares. Without in any way limiting the generality of the foregoing, no adjustment shall be made for dividends or other rights for which the record date is prior to the date such share certificate is issued or entry of such person’s name on the share register for the Shares.

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(3)	Conformity to Plan - In the event that an Award is granted or an Award Agreement is executed which does not conform in all particulars with the provisions of this Plan, or purports to grant Awards on terms different from those set out in this Plan, the Award or the grant of such Award shall not be in any way void or invalidated, but the Award so granted will be adjusted to become, in all respects, in conformity with this Plan.

(4)	Non-Transferability - Except as set forth herein, Awards are not transferable. Awards may be exercised only upon the Participant’s death, by the legal representative of the Participant’s estate, provided that any such legal representative shall first deliver evidence satisfactory to the Corporation of entitlement to exercise any Award. A person exercising an Award may subscribe for Shares only in the person’s own name or in the person’s capacity as a legal representative.

Section 5.2	Dividend Share Units.

When dividends (other than stock dividends) are paid on Shares, Participants shall receive additional RSUs and/or PSUs, as applicable (“Dividend Share Units”) as of the dividend payment date. The number of Dividend Share Units to be granted to the Participant shall be determined by multiplying the aggregate number of RSUs and/or PSUs, as applicable, held by the Participant on the relevant record date by the amount of the dividend paid by the Corporation on each Share, and dividing the result by the Market Value on the dividend payment date, which Dividend Share Units shall be in the form of RSUs and/or PSUs, as applicable. Dividend Share Units granted to a Participant in accordance with this Section 5.2 shall be subject to the same vesting conditions applicable to the related RSUs and/or PSUs.

Section 5.3	Termination of Employment.

(1)	Subject to a written Employment Agreement of a Participant and as otherwise determined by the Board, each Share Unit and Option shall be subject to the following conditions:

	(a)	Termination for Cause. Upon a Participant ceasing to be an Eligible Participant for “cause”, all unexercised vested or unvested Share Units and Options granted to such Participant shall terminate on the effective date of the termination as specified in the notice of termination. For the purposes of this Plan, the determination by the Corporation that the Participant was discharged for cause shall be binding on the Participant. “Cause” shall include, among other things, gross misconduct, theft, fraud, breach of confidentiality or breach of the Corporation’s Code of Ethics and any reason determined by the Corporation to be cause for termination.

	(b)	Retirement. In the case of a Participant’s retirement, any unvested Share Units and/or Options held by the Participant as at the Termination Date will continue to vest in accordance with their vesting schedules, and all vested Share Units and Options held by the Participant at the Termination Date may be exercised until the earlier of the expiry date of such Share Units and Options or one (1) year following the Termination Date, provided that if the Participant is determined to have breached any post-employment restrictive covenants in favour of the Corporation, then any Share Units and/or Options held by the Participant, whether vested or unvested, will immediately expire and the Participant shall pay to the Corporation any “in-the- money” amounts realized upon exercise of Share Units and/or Options following the Termination Date.

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	(c)	Resignation. In the case of a Participant ceasing to be an Eligible Participant due to such Participant’s resignation, subject to any later expiration dates determined by the Board, all Share Units and Options shall expire on the earlier of ninety (90) days after the effective date of such resignation, or the expiry date of such Share Unit or Option, to the extent such Share Unit or Option was vested and exercisable by the Participant on the effective date of such resignation and all unexercised unvested Share Units and/or Options granted to such Participant shall terminate on the effective date of such resignation.

	(d)	Termination or Cessation. In the case of a Participant ceasing to be an Eligible Participant for any reason (other than for “cause”, resignation or death) the number of Share Units and/or Options that may vest is subject to pro ration over the applicable vesting or performance period and shall expire on the earlier of ninety (90) days after the effective date of the Termination Date, or the expiry date of such Share Units and Options. For greater certainty, the pro ration calculation referred to above shall be net of previously vested Share Units and/or Options.

	(e)	Death. If a Participant dies while in his or her capacity as an Eligible Participant, all unvested Share Units and Options will immediately vest and all Share Units and Options will expire one hundred eighty (180) days after the death of such Participant.

	(f)	Change of Control. If a participant is terminated without “cause” or resigns for good reason during the 12 month period following a Change of Control, or after the Corporation has signed a written agreement to effect a change of control but before the change of control is completed, then any unvested Share Units and/or Options will immediately vest and may be exercised prior to the earlier of thirty (30) days of such date or the expiry date of such Options.

(2)	For the purposes of this Plan, a Participant’s employment with the Corporation or an Affiliate is considered to have terminated effective on the last day of the Participant’s actual and active employment with the Corporation or Affiliate, whether such day is selected by agreement with the individual, unilaterally by the Corporation or Affiliate and whether with or without advance notice to the Participant. For the avoidance of doubt, no period of notice, if any, or payment instead of notice that is given or that ought to have been given under applicable law, whether by statute, imposed by a court or otherwise, in respect of such termination of employment that follows or is in respect of a period after the Participant’s last day of actual and active employment will be considered as extending the Participant’s period of employment for the purposes of determining his entitlement under this Plan.

(3)	The Participant shall have no entitlement to damages or other compensation arising from or related to not receiving any awards which would have settled or vested or accrued to the Participant after the date of cessation of employment or if working notice of termination had been given.

Section 5.4	Unfunded Plan.

Unless otherwise determined by the Board, this Plan shall be unfunded. To the extent any Participant or his or her estate holds any rights by virtue of a grant of Awards under this Plan, such rights (unless otherwise determined by the Board) shall be no greater than the rights of an unsecured creditor of the Corporation. Notwithstanding the foregoing, any determinations made shall be such that this Plan continuously meets the requirements of paragraph 6801(d) of the Income Tax Regulations, adopted under the Tax Act or any successor provision thereto.

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ARTICLE 6—ADJUSTMENTS AND AMENDMENTS

Section 6.1	Adjustment to Shares Subject to Outstanding Awards.

(1)	In the event of any subdivision of the Shares into a greater number of Shares at any time after the grant of an Award to a Participant and prior to the expiration of the term of such Award, the Corporation shall deliver to such Participant, at the time of any subsequent exercise or vesting of such Award in accordance with the terms hereof, in lieu of the number of Shares to which such Participant was theretofore entitled upon such exercise or vesting of such Award, but for the same aggregate consideration payable therefor, such number of Shares as such Participant would have held as a result of such subdivision if on the record date thereof the Participant had been the registered holder of the number of Shares to which such Participant was theretofore entitled upon such exercise or vesting of such Award.

(2)	In the event of any consolidation of Shares into a lesser number of Shares at any time after the grant of an Award to any Participant and prior to the expiration of the term of such Award, the Corporation shall deliver to such Participant at the time of any subsequent exercise or vesting of such Award in accordance with the terms hereof in lieu of the number of Shares to which such Participant was theretofore entitled upon such exercise or vesting of such Award, but for the same aggregate consideration payable therefor, such number of Shares as such Participant would have held as a result of such consideration if on the record date thereof the Participant had been the registered holder of the number of Shares to which such Participant was theretofore entitled upon such exercise or vesting of such Award.

(3)	If at any time after the grant of an Award to any Participant and prior to the expiration of the term of such Award, the Shares shall be reclassified, reorganized or otherwise changed, otherwise than as specified in Section 6.1(1) or Section 6.1(2) hereof or, subject to the provisions of Section 6.2(3) hereof, the Corporation shall consolidate, merge or amalgamate with or into another corporation (the corporation resulting or continuing from such consolidation, merger or amalgamation being herein called the “Successor Corporation”), the Participant shall be entitled to receive upon the subsequent exercise or vesting of Award, in accordance with the terms hereof and shall accept in lieu of the number of Shares then subscribed for but for the same aggregate consideration payable therefor, the aggregate number of shares of the appropriate class or other securities of the Corporation or the Successor Corporation (as the case may be) or other consideration from the Corporation or the Successor Corporation (as the case may be) that such Participant would have been entitled to receive as a result of such reclassification, reorganization or other change of shares or, subject to the provisions of Section 6.2(3) hereof, as a result of such consolidation, merger or amalgamation, if on the record date of such reclassification, reorganization or other change of shares or the effective date of such consolidation, merger or amalgamation, as the case may be, such Participant had been the registered holder of the number of Shares to which such Participant was immediately theretofore entitled upon such exercise or vesting of such Award.

(4)	If, at any time after the grant of an Award to any Participant and prior to the expiration of the term of such Award, the Corporation shall make a distribution to all holders of Shares or other securities in the capital of the Corporation, or cash, evidences of indebtedness or other assets of the Corporation (excluding an ordinary course dividend in cash or shares, but including for greater certainty shares or equity interests in a subsidiary or business unit of the Corporation or one of its subsidiaries or cash proceeds of the disposition of such a subsidiary or business unit), or should the Corporation effect any transaction or change having a similar effect, then the price or the number of Shares to which the Participant is entitled upon exercise or vesting of Award shall be adjusted to take into account such distribution, transaction or change. The Board shall determine the appropriate adjustments to be made in such circumstances in order to maintain the Participants’ economic rights in respect of their Awards in connection with such distribution, transaction or change.

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Section 6.2	Amendment or Discontinuance of the Plan.

(1)	The Board may amend this Plan or any Award at any time without the consent of the Participants provided that such amendment shall:
(a)	not adversely alter or impair any Award previously granted except as permitted by the provisions of Article 6 hereof;

(b)	be in compliance with applicable law and subject to any regulatory approvals including, where required, the approval of the Stock Exchange; and

(c)	be subject to shareholder approval, where required by law, the requirements of the Stock Exchange or the provisions of this Plan, provided that shareholder approval shall not be required for the following amendments and the Board may make any such amendments:

	(i)	amendments of a general “housekeeping” or clerical nature that, among others, clarify, correct or rectify any ambiguity, defective provision, error or omission in this Plan;

	(ii)	changes that alter, extend or accelerate the terms of vesting or settlement applicable to any Award);

	(iii)	a change to the assignability provisions under this Plan;

	(iv)	any amendment regarding the effect of termination of a Participant’s employment or engagement;

	(v)	any amendment to add or amend provisions relating to the granting of cash- settled awards, provision of financial assistance or clawbacks and any amendment to a cash-settled award, financial assistance or clawbacks provisions which are adopted;

	(vi)	any amendment regarding the administration of this Plan;

	(vii)	any amendment necessary to comply with applicable law or the requirements of the Stock Exchange or any other regulatory body having authority over the Corporation, this Plan or the shareholders of the Corporation (provided, however, that any Stock Exchange shall have the overriding right in such circumstances to require shareholder approval of any such amendments); and

	(viii)	any other amendment that does not require the shareholder approval under Section 6.2(2).

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(2)	Notwithstanding Section 6.2(1)(c), the Board shall be required to obtain shareholder approval to make the following amendments:

(a)	any change to the maximum number of Shares issuable from treasury under this Plan, except such increase by operation of Section 2.5 and in the event of an adjustment pursuant to Article 6;

(b)	any amendment which reduces the exercise price of any Award, except in the case of an adjustment pursuant to Article 6;

(c)	any amendment that would permit the introduction or reintroduction of Non-Employee Directors as Eligible Participants on a discretionary basis or any amendment that increases the limits previously imposed on Non-Employee Director participation;

(d)	any amendment to remove or to exceed the insider participation limit set out in Section 2.6(2);

(e)	any amendment to the amendment provisions of this Plan.

At all times when the Corporation is listed on the NEO, the shareholder approval referred to in Section 6.2(2)(b) (if any such Award is held by an Insider) and Section 6.2(2)(d) above must be obtained on a “disinterested” basis in compliance with the applicable policies of the NEO.

(3)	The Board may, subject to applicable regulatory approvals, decide that any of the provisions hereof concerning the effect of termination of the Participant’s employment shall not apply for any reason acceptable to the Board.

Section 6.3	Change of Control.

(1)	Notwithstanding any other provision of this Plan, in the event of a Change of Control, the surviving, successor or acquiring entity shall assume any Awards or shall substitute similar options or share units for the outstanding Awards, as applicable. If the surviving, successor or acquiring entity does not assume the outstanding Awards or substitute similar options or share units for the outstanding Awards, as applicable, or if the Board otherwise determines in its discretion, the Corporation shall give written notice to all Participants advising that this Plan shall be terminated effective immediately prior to the Change of Control and all Options, RSUs (and related Dividend Share Units) and a specified number of PSUs (and related Dividend Share Units) shall be deemed to be vested and, unless otherwise exercised, settled, forfeited or cancelled prior to the termination of this Plan, shall expire or, with respect to RSUs and PSUs be settled, immediately prior to the termination of this Plan. The number of PSUs which are deemed to be vested shall be determined by the Board, in its sole discretion, having regard to the level of achievement of the Performance Criteria prior to the Change of Control.

(2)	In the event of a Change of Control, the Board has the power to: (i) make such other changes to the terms of the Awards as it considers fair and appropriate in the circumstances, provided such changes are not adverse to the Participants; (ii) otherwise modify the terms of the Awards to assist the Participants to tender into a takeover bid or other arrangement leading to a Change of Control, and thereafter; and (iii) terminate, conditionally or otherwise, the Awards not exercised or settled, as applicable, following successful completion of such Change of Control. If the Change of Control is not completed within the time specified therein (as the same may be extended), the Awards which vest pursuant to this Section 6.3 shall be returned by the Corporation to the Participant and, if exercised or settled, as applicable, the Shares issued on such exercise or settlement shall be reinstated as authorized but unissued Shares and the original terms applicable to such Awards shall be reinstated.

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ARTICLE 7—MISCELLANEOUS

Section 7.1	Currency.

Unless otherwise specifically provided, all references to dollars in this Plan are references to Canadian dollars.

Section 7.2	Compliance and Award Restrictions.

(1)	The Corporation’s obligation to issue and deliver Shares under any Award is subject to: (i) the completion of such registration or other qualification of such Shares or obtaining approval of such regulatory authority as the Corporation shall determine to be necessary or advisable in connection with the authorization, issuance or sale thereof; (ii) the admission of such Shares to listing on any stock exchange on which such Shares may then be listed; and (iii) the receipt from the Participant of such representations, agreements and undertakings as to future dealings in such Shares as the Corporation determines to be necessary or advisable in order to safeguard against the violation of the securities laws of any jurisdiction. The Corporation shall take all reasonable steps to obtain such approvals, registrations and qualifications as may be necessary for the issuance of such Shares in compliance with applicable securities laws and for the listing of such Shares on any stock exchange on which such Shares are then listed.

(2)	The Participant agrees to fully cooperate with the Corporation in doing all such things, including executing and delivering all such agreements, undertakings or other documents or furnishing all such information as is reasonably necessary to facilitate compliance by the Corporation with such laws, rule and requirements, including all tax withholding and remittance obligations.

(3)	No Awards will be granted where such grant is restricted pursuant to the terms of any trading policies or other restrictions imposed by the Corporation.

(4)	The Corporation is not obliged by any provision of this Plan or the grant of any Award under this Plan to issue or sell Shares if, in the opinion of the Board, such action would constitute a violation by the Corporation or a Participant of any laws, rules and regulations or any condition of such approvals.

(5)	If Shares cannot be issued to a Participant upon the exercise or settlement of an Award due to legal or regulatory restrictions, the obligation of the Corporation to issue such Shares will terminate and, if applicable, any funds paid to the Corporation in connection with the exercise of any Options will be returned to the applicable Participant as soon as practicable.

Section 7.3	Use of an Administrative Agent and Trustee.

The Board may in its sole discretion appoint from time to time one or more entities to act as administrative agent to administer the Awards granted under this Plan and to act as trustee to hold and administer the assets that may be held in respect of Awards granted under this Plan, the whole in accordance with the terms and conditions determined by the Board in its sole discretion. The Corporation and the administrative agent will maintain records showing the number of Awards granted to each Participant under this Plan.

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Section 7.4	Tax Withholding.

(1)	Notwithstanding any other provision of this Plan, all distributions, delivery of Shares or payments to a Participant (or to the liquidator, executor or administrator, as the case may be, of the estate of the Participant) under this Plan shall be made net of applicable source deductions. If the event giving rise to the withholding obligation involves an issuance or delivery of Shares, then, the withholding obligation may be satisfied by (a) having the Participant elect to have the appropriate number of such Shares sold by the Corporation, the Corporation’s transfer agent and registrar or any trustee appointed by the Corporation pursuant to Section 7.1 hereof, on behalf of and as agent for the Participant as soon as permissible and practicable, with the proceeds of such sale being delivered to the Corporation, which will in turn remit such amounts to the appropriate governmental authorities, or (b) any other mechanism as may be required or appropriate to conform with local tax and other rules.

(2)	The sale of Shares by the Corporation, or by a broker engaged by the Corporation (the “Broker”), under Section 7.4(1) or under any other provision of this Plan will be made on the Stock Exchange. The Participant consents to such sale and grants to the Corporation an irrevocable power of attorney to effect the sale of such Shares on his behalf and acknowledges and agrees that (i) the number of Shares sold will be, at a minimum, sufficient to fund the withholding obligations net of all selling costs, which costs are the responsibility of the Participant and which the Participant hereby authorizes to be deducted from the proceeds of such sale; (ii) in effecting the sale of any such Shares, the Corporation or the Broker will exercise its sole judgment as to the timing and the manner of sale and will not be obligated to seek or obtain a minimum price; and (iii) neither the Corporation nor the Broker will be liable for any loss arising out of such sale of the Shares including any loss relating to the pricing, manner or timing of the sales or any delay in transferring any Shares to a Participant or otherwise.

(3)	The Participant further acknowledges that the sale price of the Shares will fluctuate with the market price of the Shares and no assurance can be given that any particular price will be received upon any sale.

(4)	Notwithstanding the first paragraph of this Section 7.4, the applicable tax withholdings may be waived where the Participant directs in writing that a payment be made directly to the Participant’s registered retirement savings plan in circumstances to which regulation 100(3) of the regulations of the Tax Act apply.

Section 7.5	Reorganization of the Corporation.

The existence of any Awards shall not affect in any way the right or power of the Corporation or its shareholders to make or authorize any adjustment, recapitalization, reorganization or other change in the Corporation’s capital structure or its business, or any amalgamation, combination, merger or consolidation involving the Corporation or to create or issue any bonds, debentures, shares or other securities of the Corporation or the rights and conditions attaching thereto or to affect the dissolution or liquidation of the Corporation or any sale or transfer of all or any part of its assets or business, or any other corporate act or proceeding, whether of a similar nature or otherwise.

Section 7.6	Governing Laws.

The Plan and all matters to which reference is made herein shall be governed by and interpreted in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein.

Section 7.7	Severability.

The invalidity or unenforceability of any provision of this Plan shall not affect the validity or enforceability of any other provision and any invalid or unenforceable provision shall be severed from this Plan.

Section 7.8	Effective Date of the Plan.

The Plan was approved by the Board with effect as of March 25, 2021 and was amended by the Board with effect as of September 30, 2021.

18

ADDENDUM FOR U.S. PARTICIPANTS

CARBON STREAMING CORPORATION

OMNIBUS LONG-TERM INCENTIVE PLAN

The provisions of this Addendum apply to Awards held by a U.S. Participant. All capitalized terms used in this Addendum but not defined in Section 1 below have the meanings attributed to them in the Plan. The Section references set forth below match the Section references in the Plan. This Addendum shall have no other effect on any other terms and provisions of the Plan except as set forth below.

1.	Definitions

“cause” has the meaning attributed under Section 5.3(1)(a) of the Plan, provided however that the Participant has provided the Corporation (or applicable Subsidiary) with written notice of the acts or omissions constituting grounds for “cause” within 90 days of such act or omission and the Corporation (or applicable Subsidiary) shall have failed to rectify, as determined by the Board acting reasonably, any such acts or omissions within 30 days of the Corporation’s (or applicable Subsidiary’s) receipt of such notice.

“Separation from Service” means, with respect to a U.S. Participant, any event that may qualify as a separation from service under Treasury Regulation Section 1.409A-1(h). A U.S. Participant shall be deemed to have separated from service if he or she dies, retires, or otherwise has a termination of employment as defined under Treasury Regulation Section 1.409A-1(h).

“Specified Employee” has the meaning set forth in Treasury Regulation Section 1.409A-1(i).

2.	Expiry Date of Options

Notwithstanding anything to the contrary in Section 3.4 of the Plan or otherwise, in no event, including as a result of any Black- Out Period or any termination of employment, shall the expiration of any Option issued to a U.S. Participant be extended beyond the original Expiry Date if such Option has an Exercise Price that is less than the Market Value on the date of the proposed extension.

3.	Non-Employee Directors

A Non-Employee Director who is also a U.S. Participant and wishes to have all or any part of his or her annual retainer fees paid in the form of RSUs shall irrevocably elect such payment form by December 31 of the year prior to the calendar year during which the annual retainer fees are to be earned. Any election made under this Section 3 shall be irrevocable during the calendar year to which it applies, and shall apply to annual retainers earned in future calendar years unless and until the U.S. Participant makes a later election in accordance with the terms of this Section 3 of the Addendum. With respect to the calendar year in which a U.S. Participant becomes a Non-Employee Director, so long as such individual has never previously been eligible to participate in any deferred compensation plan sponsored by the Corporation, such individual may make the election described in this Section 3 of the Addendum within the first 30 days of becoming eligible to participate in the Plan, but solely with respect to the portion of the annual retainer not earned before the date such election is made. Notwithstanding anything to the contrary in Article 4 of the Plan and except as otherwise set forth herein, any RSUs issued to a U.S. Participant that is a Non-Employee Director in lieu of retainer fees shall be settled on earlier of (i) the U.S. Participant’s Separation from Service, or (ii) a Change of Control provided that such change of control event constitutes a change of control within the meaning of Section 409A.

4.	Settlement of Share Unit Awards.

(a)	Notwithstanding anything to the contrary in Article 4 of the Plan and except as otherwise set forth herein, all of the vested Share Units subject to any RSU or PSU shall be settled on earlier of (i) the date set forth in the U.S. Participant’s Share Unit Settlement Notice which shall be no later than the fifth anniversary of the applicable Share Unit Vesting Determination Date, (ii) the U.S. Participant’s Separation from Service, or (iii) a Change of Control provided that such change of control event constitutes a change of control within the meaning of Section 409A.

(b)	Notwithstanding Section 4.6(1)(b) of the Plan, any U.S. Participant must deliver to the Corporation a Share Unit Settlement Notice specifying the Share Unit Settlement Date and form of settlement for his or her RSUs or PSUs on or prior to December 31 of the calendar year prior to the calendar year of the grant; provided that, the Share Unit Settlement Date may be specified at any time prior to the grant date, if the award requires the U.S. Participant’s continued service for not less than 12 months after the grant date in order to vest in such Award. Any such election of Share Unit Settlement Date shall be irrevocable as of the last date in which it is permitted to be made in accordance with the forgoing sentence. Notwithstanding the foregoing, if any U.S. Participant fails to timely submit a Share Unit Settlement Notice in accordance with the foregoing, then such U.S. Participant’s Share Unit Settlement Date shall be deemed to be the fifth anniversary of the Share Unit Vesting Determination Date, in addition, such settlement shall be in the form of Shares, Cash Equivalent, or a combination of both as determined by the Corporation in its sole discretion.

(c)	For the avoidance of doubt, Section 4.6(4) of the Plan shall not apply to any Award issued to a U.S. Participant.

5.	Dividend Share Units

For purposes of clarity, any Dividend Share Units issued to any U.S. Participant shall be settled at the same time as the underlying RSUs or PSUs for which they were awarded.

6.	Termination of Employment

(a)	Notwithstanding Section 5.3(1)(b) of the Plan, any unvested Share Units held by a Participant that retires shall be deemed vested as of the Termination Date and shall be settled at such time as set forth in Section 3 to this Addendum.

(b)	For the avoidance of doubt, in the event that a U.S. Participant dies, his or her vested Options shall expire on the earlier of the original expiry date or one hundred and eighty days after the death of such Participant.

7.	Specified Employee

Each grant of Share Units to a U.S. Participant is intended to be exempt from or comply with Code Section 409A. To the extent any Award is subject to Section 409A, then

(a)	all payments to be made upon a U.S. Participant’s Termination Date shall only be made upon such individual’s Separation from Service.

(b)	if on the date of the U.S. Participant’s Separation from Service the Corporation’s shares (or shares of any other Corporation that is required to be aggregated with the Corporation in accordance with the requirements of Code Section 409A) is publicly traded on an established securities market or otherwise and the U.S. Participant is a Specified Employee, then the benefits payable to the Participant under the Plan that are payable due to the U.S. Participant’s Separation from Service shall be postponed until the earlier of the originally scheduled date and six months following the U.S. Participant’s Separation from Service. The postponed amount shall be paid to the U.S. Participant in a lump sum within 30 days after the earlier of the originally scheduled date and the date that is six months following the U.S. Participant’s Separation from Service. If the U.S. Participant dies during such six month period and prior to the payment of the postponed amounts hereunder, the amounts delayed on account of Code Section 409A shall be paid to the U.S. Participant’s estate within 60 days following the U.S. Participant’s death.

8.	Adjustments.

Notwithstanding anything to the contrary in Article 6 of the Plan, any adjustment to an Option held by any U.S. Participant shall be made in compliance with the Code which for the avoidance of doubt may include an adjustment to the number of Shares subject thereto, in addition to an adjustment to the Exercise Price thereof.

9.	General

Notwithstanding any provision of the Plan to the contrary, all provisions of the Plan shall be construed and interpreted in a manner consistent with the requirements for avoiding taxes or penalties under Section 409A. If any provision of the Plan contravenes Code Section 409A or could cause the U.S. Participant to incur any tax, interest or penalties under Code Section 409A, the Board may, in its sole discretion and without the U.S. Participant’s consent, modify such provision to: (i) comply with, or avoid being subject to, Code Section 409A, or to avoid incurring taxes, interest and penalties under Code Section 409A; and/or (ii) maintain, to the maximum extent practicable, the original intent and economic benefit to the U.S. Participant of the applicable provision without materially increasing the cost to the Corporation or contravening Code Section 409A. However, the Corporation shall have no obligation to modify the Plan or any Share Unit and does not guarantee that Share Units will not be subject to taxes, interest and penalties under Code Section 409A. Each U.S. Participant is solely responsible and liable for the satisfaction of all taxes and penalties that may be imposed on or for the account of such U.S. Participant in connection with the Plan or any other plan maintained by the Corporation (including any taxes and penalties under Section 409A), and neither the Corporation nor any Subsidiary of the Corporation shall have any obligation to indemnify or otherwise hold such U.S. Participant (or any beneficiary) harmless from any or all of such taxes or penalties.

APPENDIX “A’

FORM OF OPTION AGREEMENT

CARBON STREAMING CORPORATION

OPTION AGREEMENT

This Stock Option Agreement (the “Option Agreement”) is granted by Carbon Streaming Corporation (the “Corporation”), in favour of the optionee named below (the “Optionee”) pursuant to and on the terms and subject to the conditions of the Corporation’s Omnibus Long-Term Incentive Plan (the “Plan”). Capitalized terms used and not otherwise defined in this Option Agreement shall have the meanings set forth in the Plan.

The terms of the option (the “Option”), in addition to those terms set forth in the Plan, are as follows:

1.	Optionee. The Optionee is [●] and the address of the Optionee is currently [●].

2.	Number of Shares. The Optionee may purchase up to [•] Shares of the Corporation (the “Option Shares”) pursuant to this Option, as and to the extent that the Option vests and becomes exercisable as set forth in Section 6 of this Option Agreement.

3.	Exercise Price. The exercise price is Cdn $ [●] per Option Share (the “Exercise Price”).

4.	Date Option Granted. The Option was granted on [●].

5.	Expiry Date. The Option terminates on [●]. (the “Expiry Date”).

6.	Vesting. The Option to purchase Option Shares shall vest and become exercisable as follows:

[●]

7.	Exercise of Option. To exercise the Option, the Optionee shall notify the Corporation in the form annexed hereto as Schedule I, whereupon the Corporation shall use reasonable efforts to cause the Optionee to receive a certificate representing the relevant number of fully paid and non-assessable Shares in the Corporation.

8.	Transfer of Option. The Option is not-transferable or assignable except in accordance with the Plan.

9.	Inconsistency. This Option Agreement is subject to the terms and conditions of the Plan and, in the event of any inconsistency or contradiction between the terms of this Option Agreement and the Plan, the terms of the Plan shall govern.

10.	Severability. Wherever possible, each provision of this Option Agreement shall be interpreted in such manner as to be effective and valid under applicable law, but if any provision of this Option Agreement is held to be invalid, illegal or unenforceable in any respect under any applicable law or rule in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other provision or any other jurisdiction, but this Option Agreement shall be reformed, construed and enforced in such jurisdiction as if such invalid, illegal or unenforceable provision had never been contained herein.

11.	Entire Agreement. This Option Agreement and the Plan embody the entire agreement and understanding among the parties and supersede and pre-empt any prior understandings, agreements or representations by or among the parties, written or oral, which may have related to the subject matter hereof in any way.

12.	Successors and Assigns. This Option Agreement shall bind and enure to the benefit of the Optionee and the Corporation and their respective successors and permitted assigns.

13.	Time of the Essence. Time shall be of the essence of this Agreement and of every part hereof.

14.	Governing Law. This Agreement and the Option shall be governed by and interpreted and enforced in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein.

15.	Counterparts. This Option Agreement may be executed in separate counterparts, each of which is deemed to be an original and all of which taken together constitute one and the same agreement.

By signing this Agreement, the Optionee acknowledges that the Optionee has been provided a copy of and has read and understands the Plan and agrees to the terms and conditions of the Plan and this Option Agreement.

IN WITNESS WHEREOF the parties hereof have executed this Option Agreement as of the _____ day of _______________________, 20__.

CARBON STREAMING CORPORATION

By:
Name:
Title:

Witness	[Insert Participant’s Name]

SCHEDULE I

ELECTION TO EXERCISE STOCK OPTIONS

TO:	CARBON STREAMING CORPORATION (the “Corporation”)

The undersigned Optionee hereby elects to exercise Options granted by the Corporation to the undersigned pursuant to an Award Agreement dated _________________________________, 20___ under the Corporation’s Omnibus Long-Term Incentive Plan (the “Plan”), for the number Shares set forth below. Capitalized terms used herein and not otherwise defined shall have the meanings given to them in the Plan.

Number of Shares to be Acquired:

Exercise Price (per Share):	Cdn.$
_

Aggregate Purchase Price:	Cdn.$
_

Amount enclosed that is payable on account of any source deductions relating to this Option exercise (contact the Corporation for details of such amount):	Cdn.$
_

☐ Or check here if alternative arrangements have been made with the Corporation;

and hereby tenders a certified cheque, bank draft or other form of payment confirmed as acceptable by the Corporation for such aggregate purchase price, and, if applicable, all source deductions, and directs such Shares to be registered in the name of______________________________________________________

I hereby agree to file or cause the Corporation to file on my behalf, on a timely basis, all insider reports and other reports that I may be required to file under applicable securities laws. I understand that this request to exercise my Options is irrevocable.

DATED this ____ day of ______________________ ,______________

Signature of Participant

Name of Participant (Please Print)

SCHEDULE II

SURRENDER NOTICE

TO:	CARBON STREAMING CORPORATION (the “Corporation”)

The undersigned Optionee hereby elects to surrender ___________________ Options granted by the Corporation to the undersigned pursuant to an Award Agreement dated ____________________, 20___ under the Corporation’s Omnibus Long-Term Incentive Plan (the “Plan”) in exchange for Shares as calculated in accordance with Section 3.6(3) of the Plan. Capitalized terms used herein and not otherwise defined shall have the meanings given to them in the Plan.

Please issue a certificate or certificates representing the Shares in the name of ___________________________________________________________.

I hereby agree to file or cause the Corporation to file on my behalf, on a timely basis, all insider reports and other reports that I may be required to file under applicable securities laws. I understand that this request to exercise my Options is irrevocable.

DATED this ____ day of _______________________, _____.

Signature of Participant

Name of Participant (Please Print)

APPENDIX “B

FORM OF RSU AGREEMENT

CARBON STREAMING CORPORATION

RESTRICTED SHARE UNIT AGREEMENT

This restricted share unit agreement (“RSU Agreement”) is granted by Carbon Streaming Corporation (the “Corporation”) in favour of the Participant named below (the “Recipient”) of the restricted share units (“RSUs”) pursuant to the Corporation’s Omnibus Long-Term Incentive Plan (the “Plan”). Capitalized terms used and not otherwise defined in this RSU Agreement shall have the meanings set forth in the Plan.

The terms of the RSUs, in addition to those terms set forth in the Plan, are as follows:

1.	Recipient. The Recipient is [●] and the address of the Recipient is currently [•].

2.	Grant of RSUs. The Recipient is hereby granted [•] RSUs.

3.	Restriction Period. In accordance with Section 4.3 of the Plan, the restriction period in respect of the RSUs granted hereunder, as determined by the Board, shall commence on [•] and terminate on [•].

4.	Performance Criteria. [●].

5.	Performance Period. [●].

6.	Vesting. The RSUs will vest as follows:

[●].

7.	Transfer of RSUs. The RSUs granted hereunder are not-transferable or assignable except in accordance with the Plan.

8.	Inconsistency. This RSU Agreement is subject to the terms and conditions of the Plan and, in the event of any inconsistency or contradiction between the terms of this RSU Agreement and the Plan, the terms of the Plan shall govern.

9.	Severability. Wherever possible, each provision of this RSU Agreement shall be interpreted in such manner as to be effective and valid under applicable law, but if any provision of this RSU Agreement is held to be invalid, illegal or unenforceable in any respect under any applicable law or rule in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other provision or any other jurisdiction, but this RSU Agreement shall be reformed, construed and enforced in such jurisdiction as if such invalid, illegal or unenforceable provision had never been contained herein.

10.	Entire Agreement. This RSU Agreement and the Plan embody the entire agreement and understanding among the parties and supersede and pre-empt any prior understandings, agreements or representations by or among the parties, written or oral, which may have related to the subject matter hereof in any way.

“B” - 1

11.	Successors and Assigns. This RSU Agreement shall bind and enure to the benefit of the Recipient and the Corporation and their respective successors and permitted assigns.

12.	Time of the Essence. Time shall be of the essence of this Agreement and of every part hereof.

13.	Governing Law. This RSU Agreement and the RSUs shall be governed by and interpreted and enforced in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein.

14.	Counterparts. This RSU Agreement may be executed in separate counterparts, each of which is deemed to be an original and all of which taken together constitute one and the same agreement.

By signing this RSU Agreement, the Participant acknowledges that he or she has been provided with, has read and understands the Plan and this RSU Agreement.

IN WITNESS WHEREOF the parties hereof have executed this RSU Agreement as of the _____ day of ____________________, 20__.

CARBON STREAMING CORPORATION

By:
Name:
Title:

Witness	[Insert Participant’s Name]

APPENDIX “C

FORM OF PSU AGREEMENT

CARBON STREAMING CORPORATION

PERFORMANCE SHARE UNIT AGREEMENT

This performance share unit agreement (“PSU Agreement”) is granted by Carbon Streaming Corporation (the “Corporation”) in favour of the Participant named below (the “Recipient”) of the performance share units (“PSUs”) pursuant to the Corporation’s Omnibus Long-Term Incentive Plan (the “Plan”). Capitalized terms used and not otherwise defined in this PSU Agreement shall have the meanings set forth in the Plan.

The terms of the PSUs, in addition to those terms set forth in the Plan, are as follows:

1.	Recipient. The Recipient is [●] and the address of the Recipient is currently [●].

2.	Grant of PSUs. The Recipient is hereby granted [●] PSUs.

3.	Restriction Period. In accordance with Section 4.3 of the Plan, the restriction period in respect of the PSUs granted hereunder, as determined by the Board, shall commence on [●] and terminate on [●].

4.	Performance Criteria. [●].

5.	Performance Period. [●].

6.	Vesting. The PSUs will vest as follows:

[●].

7.	Transfer of PSUs. The PSUs granted hereunder are not-transferable or assignable except in accordance with the Plan.

8.	Inconsistency. This PSU Agreement is subject to the terms and conditions of the Plan and, in the event of any inconsistency or contradiction between the terms of this PSU Agreement and the Plan, the terms of the Plan shall govern.

9.	Severability. Wherever possible, each provision of this PSU Agreement shall be interpreted in such manner as to be effective and valid under applicable law, but if any provision of this PSU Agreement is held to be invalid, illegal or unenforceable in any respect under any applicable law or rule in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other provision or any other jurisdiction, but this PSU Agreement shall be reformed, construed and enforced in such jurisdiction as if such invalid, illegal or unenforceable provision had never been contained herein.

10.	Entire Agreement. This PSU Agreement and the Plan embody the entire agreement and understanding among the parties and supersede and pre-empt any prior understandings, agreements or representations by or among the parties, written or oral, which may have related to the subject matter hereof in any way.

11.	Successors and Assigns. This PSU Agreement shall bind and enure to the benefit of the Recipient and the Corporation and their respective successors and permitted assigns.

12.	Time of the Essence. Time shall be of the essence of this Agreement and of every part hereof.

13.	Governing Law. This PSU Agreement and the PSUs shall be governed by and interpreted and enforced in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein.

14.	Counterparts. This PSU Agreement may be executed in separate counterparts, each of which is deemed to be an original and all of which taken together constitute one and the same agreement.

By signing this PSU Agreement, the Participant acknowledges that he or she has been provided with, has read and understands the Plan and this PSU Agreement.

IN WITNESS WHEREOF the parties hereof have executed this PSU Agreement as of the _____ day of__________________, 20__.

CARBON STREAMING CORPORATION

By:
Name:
Title:

Witness	[Insert Participant’s Name]

APPENDIX “B”

AMENDED AND RESTATED ARTICLES

See attached.

Incorporation Number:	BC0704014

Effective as of:	[●], 2021

AMENDED AND RESTATED ARTICLES

OF

CARBON STREAMING CORPORATION

BUSINESS CORPORATIONS ACT

BRITISH COLUMBIA

TABLE OF CONTENTS

PART 1
INTERPRETATION

1.1	Definitions	1
1.2	Business Corporations Act and Interpretation Act Definitions Applicable	2

PART 2
SHARES AND SHARE CERTIFICATES

2.1	Authorized Share Structure	2
2.2	Form of Share Certificate	2
2.3	Shareholder Entitled to Certificate or Acknowledgment	2
2.4	Delivery by Mail	2
2.5	Replacement of Worn Out or Defaced Certificate or Acknowledgement	2
2.6	Replacement of Lost, Destroyed or Wrongfully Taken Certificate	2
2.7	Recovery of New Share Certificate	3
2.8	Splitting Share Certificates	3
2.9	Certificate Fee	3
2.10	Recognition of Trusts	3

PART 3
ISSUE OF SHARES

3.1	Directors Authorized	3
3.2	Commissions and Discounts	4
3.3	Brokerage	4
3.4	Conditions of Issue	4
3.5	Share Purchase Warrants and Rights	4

PART 4
SHARE REGISTERS

4.1	Central Securities Register	4
4.2	Appointment of Agent	4
4.3	Closing Register	5

PART 5
SHARE TRANSFERS

5.1	Registering Transfers	5
5.2	Waivers of Requirements for Transfer	5
5.3	Form of Instrument of Transfer	5
5.4	Transferor Remains Shareholder	5
5.5	Signing of Instrument of Transfer	6
5.6	Enquiry as to Title Not Required	6
5.7	Transfer Fee	6

PART 6
TRANSMISSION OF SHARES

6.1	Legal Personal Representative Recognized on Death	6
6.2	Rights of Legal Personal Representative	6

(i)

PART 7
ACQUISITION OF COMPANY’S SHARES

7.1	Company Authorized to Purchase or Otherwise Acquire Shares	6
7.2	No Purchase, Redemption or Other Acquisition When Insolvent	6
7.3	Sale and Voting of Purchased, Redeemed or Otherwise Acquired Shares	6

PART 8
BORROWING POWERS

8.1	Borrowing Powers	6

PART 9
ALTERATIONS

9.1	Alteration of Authorized Share Structure	6
9.2	Special Rights or Restrictions	7
9.3	No Interference with Class or Series Rights without Consent	7
9.4	Change of Name	7
9.5	Other Alterations	7

PART 10
MEETINGS OF SHAREHOLDERS

10.1	Annual General Meetings	8
10.2	Resolution Instead of Annual General Meeting	8
10.3	Calling of Meetings of Shareholders	8
10.4	Notice for Meetings of Shareholders	8
10.5	Record Date for Notice and Voting	8
10.6	Failure to Give Notice and Waiver of Notice	8
10.7	Notice of Special Business at Meetings of Shareholders	8
10.8	Class Meetings and Series Meetings of Shareholders	8
10.9	Electronic Meetings	8
10.10	Advance Notice Provisions	8

PART 11
PROCEEDINGS AT MEETINGS OF SHAREHOLDERS

11.1	Special Business	11
11.2	Special Majority	12
11.3	Quorum	12
11.4	One Shareholder May Constitute Quorum	12
11.5	Persons Entitled to Attend Meeting	12
11.6	Requirement of Quorum	12
11.7	Lack of Quorum	12
11.8	Lack of Quorum at Succeeding Meeting	13
11.9	Chair	13
11.10	Selection of Alternate Chair	13
11.11	Adjournments	13
11.12	Notice of Adjourned Meeting	13
11.13	Electronic Voting	13
11.14	Decisions by Show of Hands or Poll	13
11.15	Declaration of Result	14
11.16	Motion Need Not be Seconded	14
11.17	Casting Vote	14
11.18	Manner of Taking Poll	14
11.19	Demand for Poll on Adjournment	14

(ii)

11.20	Chair Must Resolve Dispute	14
11.21	Casting of Votes	14
11.22	No Demand for Poll on Election of Chair	14
11.23	Demand for Poll Not to Prevent Continuance of Meeting	15
11.24	Retention of Ballots and Proxies	15

PART 12
VOTES OF SHAREHOLDERS

12.1	Number of Votes by Shareholder or by Shares	15
12.2	Votes of Persons in Representative Capacity	15
12.3	Votes by Joint Holders	15
12.4	Legal Personal Representatives as Joint Shareholders	15
12.5	Representative of a Corporate Shareholder	16
12.6	When Proxy Holder Need Not Be Shareholder	16
12.7	When Proxy Provisions Do Not Apply to the Company	16
12.8	Appointment of Proxy Holders	17
12.9	Alternate Proxy Holders	17
12.10	Deposit of Proxy	17
12.11	Validity of Proxy Vote	17
12.12	Form of Proxy	17
12.13	Revocation of Proxy	18
12.14	Revocation of Proxy Must Be Signed	18
12.15	Chair May Determine Validity of Proxy	18
12.16	Production of Evidence of Authority to Vote	18

PART 13
DIRECTORS

13.1	Number of Directors	18
13.2	Change in Number of Directors	19
13.3	Directors’ Acts Valid Despite Vacancy	19
13.4	Qualifications of Directors	19
13.5	Remuneration of Directors	19
13.6	Reimbursement of Expenses of Directors	19
13.7	Special Remuneration for Directors	19

PART 14
ELECTION AND REMOVAL OF DIRECTORS

14.1	Election at Annual General Meeting	19
14.2	Consent to be a Director	20
14.3	Failure to Elect or Appoint Directors	20
14.4	Directors May Fill Casual Vacancies	20
14.5	Remaining Directors’ Power to Act	20
14.6	Shareholders May Fill Vacancies	20
14.7	Additional Directors	20
14.8	Ceasing to be a Director	21
14.9	Removal of Director by Shareholders	21
14.10	Removal of Director by Directors	21

PART 15
POWERS AND DUTIES OF DIRECTORS

15.1	Powers of Management	21
15.2	Appointment of Attorney of Company	21

(iii)

PART 16
INTERESTS OF DIRECTORS AND OFFICERS

16.1	Director Holding Other Office in the Company	22
16.2	No Disqualification	22
16.3	Director or Officer in Other Corporations	22

PART 17
PROCEEDINGS OF DIRECTORS

17.1	Meetings of Directors	22
17.2	Voting at Meetings	22
17.3	Chair of Meetings	22
17.4	Meetings by Telephone or Other Communications Medium	23
17.5	Calling of Meetings	23
17.6	Notice of Meetings	23
17.7	When Notice Not Required	23
17.8	Meeting Valid Despite Failure to Give Notice	23
17.9	Waiver of Notice of Meetings	23
17.10	Quorum	24
17.11	Validity of Acts Where Appointment Defective	24
17.12	Consent Resolutions in Writing	24

PART 18
BOARD COMMITTEES

18.1	Appointment and Powers of Committees	24
18.2	Obligations of Committees	25
18.3	Powers of Board	25
18.4	Committee Meetings	25

PART 19
OFFICERS

19.1	Directors May Appoint Officers	25
19.2	Functions, Duties and Powers of Officers	25
19.3	Qualifications	26
19.4	Remuneration and Terms of Appointment	26

PART 20
INDEMNIFICATION

20.1	Definitions	26
20.2	Mandatory Indemnification of Directors and Officers	26
20.3	Deemed Contract	26
20.4	Permitted Indemnification	27
20.5	Non-Compliance with Business Corporations Act	27
20.6	Company May Purchase Insurance	27

PART 21
DIVIDENDS

21.1	Payment of Dividends Subject to Special Rights	27
21.2	Declaration of Dividends	27
21.3	No Notice Required	27
21.4	Record Date	27
21.5	Manner of Paying Dividend	28

(iv)

21.6	When Dividend Payable	28
21.7	Dividends to be Paid in Accordance with Number of Shares	28
21.8	Receipt by Joint Shareholders	28
21.9	Dividend Bears No Interest	28
21.10	Fractional Dividends	28
21.11	Payment of Dividends	28
21.12	Capitalization of Retained Earnings or Surplus	28

PART 22
ACCOUNTING RECORDS AND AUDITOR

22.1	Recording of Financial Affairs	29
22.2	Inspection of Accounting Records	29
22.3	Remuneration of Auditor	29

PART 23
NOTICES

23.1	Method of Giving Notice	29
23.2	Deemed Receipt	30
23.3	Certificate of Sending	30
23.4	Notice to Joint Shareholders	30
23.5	Notice to Legal Personal Representatives and Trustees	30
23.6	Undelivered Notices	30

PART 24
SEAL

24.1	Who May Attest Seal	31
24.2	Sealing Copies	31
24.3	Mechanical Reproduction of Seal	31

(v)

Incorporation Number	BC0704014

AMENDED AND RESTATED ARTICLES

OF

CARBON STREAMING CORPORATION

(the “Company”)

PART 1

INTERPRETATION

1.1	Definitions

In these Articles (the “Articles”), unless the context otherwise requires:

(1)	“appropriate person” has the meaning assigned in the Securities Transfer Act;

(2)	“board of directors”, “directors” and “board” mean the directors of the Company for the time being;

(3)	“Business Corporations Act” means the Business Corporations Act (British Columbia) from time to time in force and all amendments thereto and includes all regulations and amendments thereto made pursuant to that Act;

(4)	“Interpretation Act” means the Interpretation Act (British Columbia) from time to time in force and all amendments thereto and includes all regulations and amendments thereto made pursuant to that Act;

(5)	“legal personal representative” means the personal or other legal representative of a shareholder;

(6)	“protected purchaser” has the meaning assigned in the Securities Transfer Act;

(7)	“registered address” of a shareholder means the shareholder’s address as recorded in the central securities register;

(8)	“seal” means the seal of the Company, if any;

(9)	“Securities Act” means the Securities Act (British Columbia) from time to time in force and all amendments thereto and includes all regulations and amendments thereto made pursuant to that Act;

(10)	“securities legislation” means statutes concerning the regulation of securities markets and trading in securities and the regulations, rules, forms and schedules under those statutes, all as amended from time to time, and the blanket rulings and orders, as amended from time to time, issued by the securities commissions or similar regulatory authorities appointed under or pursuant to those statutes; “Canadian securities legislation” means the securities legislation in any province or territory of Canada and includes the Securities Act; and “U.S. securities legislation” means the securities legislation in the federal jurisdiction of the United States and in any state of the United States and includes the Securities Act of 1933 and the Securities Exchange Act of 1934;

(11)	“Securities Transfer Act” means the Securities Transfer Act (British Columbia) from time to time in force and all amendments thereto and includes all regulations and amendments thereto made pursuant to that Act.

1.2	Business Corporations Act and Interpretation Act Definitions Applicable

The definitions in the Business Corporations Act and the definitions and rules of construction in the Interpretation Act, with the necessary changes, so far as applicable, and unless the context requires otherwise, apply to these Articles as if they were an enactment. If there is a conflict between a definition in the Business Corporations Act and a definition or rule in the Interpretation Act relating to a term used in these Articles, the definition in the Business Corporations Act will prevail in relation to the use of the term in these Articles. If there is a conflict or inconsistency between these Articles and the Business Corporations Act, the Business Corporations Act will prevail.

PART 2

SHARES AND SHARE CERTIFICATES

2.1	Authorized Share Structure

The authorized share structure of the Company consists of shares of the class or classes and series, if any, described in the Notice of Articles of the Company.

2.2	Form of Share Certificate

Each share certificate issued by the Company must comply with, and be signed as required by, the Business Corporations Act.

2.3	Shareholder Entitled to Certificate or Acknowledgment

Unless the shares of which the shareholder is the registered owner are uncertificated shares within the meaning of the Business Corporations Act, each shareholder is entitled, without charge, to (a) one share certificate representing the shares of each class or series of shares registered in the shareholder’s name or (b) a non-transferable written acknowledgment of the shareholder’s right to obtain such a share certificate, provided that in respect of a share held jointly by several persons, the Company is not bound to issue more than one share certificate or acknowledgment and delivery of a share certificate or an acknowledgment to one of several joint shareholders or to a duly authorized agent of one of the joint shareholders will be sufficient delivery to all.

2.4	Delivery by Mail

Any share certificate or non-transferable written acknowledgment of a shareholder’s right to obtain a share certificate may be sent to the shareholder by mail at the shareholder’s registered address and neither the Company nor any director, officer or agent of the Company (including the Company’s legal counsel or transfer agent) is liable for any loss to the shareholder because the share certificate or acknowledgement is lost in the mail or stolen.

2.5	Replacement of Worn Out or Defaced Certificate or Acknowledgement

If the Company is satisfied that a share certificate or a non-transferable written acknowledgment of the shareholder’s right to obtain a share certificate is worn out or defaced, it must, on production to it of the share certificate or acknowledgment, as the case may be, and on such other terms, if any, as it thinks fit:

(1)	order the share certificate or acknowledgment, as the case may be, to be cancelled; and

(2)	issue a replacement share certificate or acknowledgment, as the case may be.

2.6	Replacement of Lost, Destroyed or Wrongfully Taken Certificate

If a person entitled to a share certificate claims that the share certificate has been lost, destroyed or wrongfully taken, the Company must issue a new share certificate, if that person:

(1)	so requests before the Company has notice that the share certificate has been acquired by a protected purchaser;

(2)	provides the Company with an indemnity bond sufficient in the Company’s judgement to protect the Company from any loss that the Company may suffer by issuing a new certificate; and

(3)	satisfies any other reasonable requirements imposed by the Company.

A person entitled to a share certificate may not assert against the Company a claim for a new share certificate where a share certificate has been lost, apparently destroyed or wrongfully taken if that person fails to notify the Company of that fact within a reasonable time after that person has notice of it and the Company registers a transfer of the shares represented by the certificate before receiving a notice of the loss, apparent destruction or wrongful taking of the share certificate.

2.7	Recovery of New Share Certificate

If, after the issue of a new share certificate, a protected purchaser of the original share certificate presents the original share certificate for the registration of transfer, then in addition to any rights under any indemnity bond, the Company may recover the new share certificate from a person to whom it was issued or any person taking under that person other than a protected purchaser.

2.8	Splitting Share Certificates

If a shareholder surrenders a share certificate to the Company with a written request that the Company issue in the shareholder’s name two or more share certificates, each representing a specified number of shares and in the aggregate representing the same number of shares as represented by the share certificate so surrendered, the Company must cancel the surrendered share certificate and issue replacement share certificates in accordance with that request.

2.9	Certificate Fee

There must be paid to the Company, in relation to the issue of any share certificate under Articles 2.5, 2.6 or 2.8, the amount, if any and which must not exceed the amount prescribed under the Business Corporations Act, determined by the directors.

2.10	Recognition of Trusts

Except as required by law or statute or these Articles, no person will be recognized by the Company as holding any share upon any trust, and the Company is not bound by or compelled in any way to recognize (even when having notice thereof) any equitable, contingent, future or partial interest in any share or fraction of a share or (except as required by law or statute or these Articles or as ordered by a court of competent jurisdiction) any other rights in respect of any share except an absolute right to the entirety thereof in the shareholder.

PART 3

ISSUE OF SHARES

3.1	Directors Authorized

Subject to the Business Corporations Act and the rights, if any, of the holders of issued shares of the Company, the Company may issue, allot, sell or otherwise dispose of the unissued shares, and issued shares held by the Company, at the times, to the persons, including directors, in the manner, on the terms and conditions and for the issue prices (including any premium at which shares with par value may be issued) that the directors may determine. The issue price for a share with par value must be equal to or greater than the par value of the share.

3.2	Commissions and Discounts

The Company may at any time pay a reasonable commission or allow a reasonable discount to any person in consideration of that person purchasing or agreeing to purchase shares of the Company from the Company or any other person or procuring or agreeing to procure purchasers for shares of the Company.

3.3	Brokerage

The Company may pay such brokerage fee or other consideration as may be lawful for or in connection with the sale or placement of its securities.

3.4	Conditions of Issue

Except as provided for by the Business Corporations Act, no share may be issued until it is fully paid. A share is fully paid when:

(1)	consideration is provided to the Company for the issue of the share by one or more of the following:

(a)	past services performed for the Company;

(b)	property;

(c)	money; and

(2)	the value of the consideration received by the Company equals or exceeds the issue price set for the share under Article 3.1.

3.5	Share Purchase Warrants and Rights

Subject to the Business Corporations Act, the Company may issue share purchase warrants, options and rights upon such terms and conditions as the directors determine, which share purchase warrants, options and rights may be issued alone or in conjunction with debentures, debenture stock, bonds, shares or any other securities issued or created by the Company from time to time.

PART 4

SHARE REGISTERS

4.1	Central Securities Register

As required by and subject to the Business Corporations Act, the Company must maintain a central securities register, which may be kept in electronic form.

4.2	Appointment of Agent

The directors may, subject to the Business Corporations Act, appoint an agent to maintain the central securities register. The directors may also appoint one or more agents, including the agent which keeps the central securities register, as transfer agent for its shares or any class or series of its shares, as the case may be, and the same or another agent as registrar for its shares or such class or series of its shares, as the case may be. The directors may terminate such appointment of any agent at any time and may appoint another agent in its place.

If the Company has appointed a transfer agent, references in Articles 2.4, 2.5, 2.6, 2.7, 2.8, 2.9, and 5.7 to the Company include its transfer agent.

4.3	Closing Register

The Company must not at any time close its central securities register.

PART 5

SHARE TRANSFERS

5.1	Registering Transfers

The Company must register a transfer of a share of the Company if either:

(1)	the Company or the transfer agent or registrar for the class or series of share to be transferred has received:

(a)	in the case where the Company has issued a share certificate in respect of the share to be transferred, that share certificate and a written instrument of transfer (which may be on a separate document or endorsed on the share certificate) made by the shareholder or other appropriate person or by an agent who has actual authority to act on behalf of that person;

(b)	in the case of a share that is not represented by a share certificate (including an uncertificated share within the meaning of the Business Corporations Act and including the case where the Company has issued a non-transferable written acknowledgement of the shareholder’s right to obtain a share certificate in respect of the share to be transferred), a written instrument of transfer, made by the shareholder or other appropriate person or by an agent who has actual authority to act on behalf of that person; and

(c)	such other evidence, if any, as the Company or the transfer agent or registrar for the class or series of share to be transferred may require to prove the title of the transferor or the transferor’s right to transfer the share, that the written instrument of transfer is genuine and authorized and that the transfer is rightful or to a protected purchaser; or

(2)	all the preconditions for a transfer of a share under the Securities Transfer Act have been met and the Company is required under the Securities Transfer Act to register the transfer.

5.2	Waivers of Requirements for Transfer

The Company may waive any of the requirements set out in Article 5.1(1) and any of the preconditions referred to in Article 5.1(2).

5.3	Form of Instrument of Transfer

The instrument of transfer in respect of any share of the Company must be either in the form, if any, on the back of the Company’s share certificates or in any other form that may be approved by the Company or the transfer agent for the class or series of shares to be transferred.

5.4	Transferor Remains Shareholder

Except to the extent that the Business Corporations Act otherwise provides, the transferor of shares is deemed to remain the holder of the shares until the name of the transferee is entered in a securities register of the Company in respect of the transfer.

5.5	Signing of Instrument of Transfer

If a shareholder or other appropriate person or an agent who has actual authority to act on behalf of that person, signs an instrument of transfer in respect of shares registered in the name of the shareholder, the signed instrument of transfer constitutes a complete and sufficient authority to the Company and its directors, officers and agents to register the number of shares specified in the instrument of transfer or specified in any other manner, or, if no number is specified but share certificates are deposited with the instrument of transfer, all the shares represented by such share certificates:

(1)	in the name of the person named as transferee in that instrument of transfer; or

(2)	if no person is named as transferee in that instrument of transfer, in the name of the person on whose behalf the instrument is deposited for the purpose of having the transfer registered.

5.6	Enquiry as to Title Not Required

Neither the Company nor any director, officer or agent of the Company is bound to inquire into the title of the person named in the instrument of transfer as transferee or, if no person is named as transferee in the instrument of transfer, of the person on whose behalf the instrument is deposited for the purpose of having the transfer registered or is liable for any claim related to registering the transfer by the shareholder or by any intermediate owner or holder of the shares, of any interest in the shares, of any share certificate representing such shares or of any written acknowledgment of a right to obtain a share certificate for such shares.

5.7	Transfer Fee

Subject to the applicable rules of any stock exchange on which the shares of the Company may be listed, there must be paid to the Company, in relation to the registration of any transfer, the amount, if any, determined by the directors.

PART 6

TRANSMISSION OF SHARES

6.1	Legal Personal Representative Recognized on Death

In the case of the death of a shareholder, the legal personal representative of the shareholder, or in the case of shares registered in the shareholder’s name and the name of another person in joint tenancy, the surviving joint holder, will be the only person recognized by the Company as having any title to the shareholder’s interest in the shares. Before recognizing a person as a legal personal representative of a shareholder, the directors may require the original grant of probate or letters of administration or a court certified copy of them or the original or a court certified or authenticated copy of the grant of representation, will, order or other instrument or other evidence of the death under which title to the shares or securities is claimed to vest.

6.2	Rights of Legal Personal Representative

The legal personal representative of a shareholder has the rights, privileges and obligations that attach to the shares held by the shareholder, including the right to transfer the shares in accordance with these Articles and applicable securities legislation, if appropriate evidence of appointment or incumbency within the meaning of the Securities Transfer Act has been deposited with the Company. This Article 6.2 does not apply in the case of the death of a shareholder with respect to shares registered in the shareholder’s name and the name of another person in joint tenancy.

PART 7

ACQUISITION OF COMPANY’S SHARES

7.1	Company Authorized to Purchase or Otherwise Acquire Shares

Subject to Article 7.2, the special rights or restrictions attached to the shares of any class or series of shares, the Business Corporations Act and applicable securities legislation, the Company may, if authorized by the directors, purchase or otherwise acquire any of its shares at the price and upon the terms determined by the directors.

7.2	No Purchase, Redemption or Other Acquisition When Insolvent

The Company must not make a payment or provide any other consideration to purchase, redeem or otherwise acquire any of its shares if there are reasonable grounds for believing that:

(1)	the Company is insolvent; or

(2)	making the payment or providing the consideration would render the Company insolvent.

7.3	Sale and Voting of Purchased, Redeemed or Otherwise Acquired Shares

If the Company retains a share redeemed, purchased or otherwise acquired by it, the Company may sell or otherwise dispose of the share, but, while such share is held by the Company, it:

(1)	is not entitled to vote the share at a meeting of its shareholders;

(2)	must not pay a dividend in respect of the share; and

(3)	must not make any other distribution in respect of the share.

PART 8

BORROWING POWERS

8.1	Borrowing Powers

The Company, if authorized by the directors, may:

(1)	borrow money in the manner and amount, on the security, from the sources and on the terms and conditions that the directors consider appropriate;

(2)	issue bonds, debentures and other debt obligations either outright or as security for any liability or obligation of the Company or any other person and at such discounts or premiums and on such other terms as the directors consider appropriate;

(3)	guarantee the repayment of money by any other person or the performance of any obligation of any other person; and

(4)	mortgage, charge, whether by way of specific or floating charge, grant a security interest in, or give other security on, the whole or any part of the present and future assets and undertaking of the Company.

PART 9

ALTERATIONS

9.1	Alteration of Authorized Share Structure

Subject to Articles 9.2 and 9.3, the special rights or restrictions attached to the shares of any class or series of shares and the Business Corporations Act, the Company may:

(1)	by ordinary resolution:

(a)	create one or more classes or series of shares or, if none of the shares of a class or series of shares are allotted or issued, eliminate that class or series of shares;

(b)	increase, reduce or eliminate the maximum number of shares that the Company is authorized to issue out of any class or series of shares or establish a maximum number of shares that the Company is authorized to issue out of any class or series of shares for which no maximum is established;

(c)	if the Company is authorized to issue shares of a class of shares with par value:

(i)	decrease the par value of those shares; or

(ii)	if none of the shares of that class of shares are allotted or issued, increase the par value of those shares;

(d)	change all or any of its unissued, or fully paid issued, shares with par value into shares without par value or any of its unissued shares without par value into shares with par value;

(e)	alter the identifying name of any of its shares; or

(f)	otherwise alter its shares or authorized share structure when required or permitted to do so by the Business Corporations Act;

and, if applicable, alter its Notice of Articles and Articles accordingly; or

(2)	by resolution of the directors, subdivide or consolidate all or any of its unissued, or fully paid issued, shares and if applicable, alter its Notice of Articles and, if applicable, its Articles accordingly.

9.2	Special Rights or Restrictions

Subject to the special rights or restrictions attached to any class or series of shares and the Business Corporations Act, the Company may by ordinary resolution:

(1)	create special rights or restrictions for, and attach those special rights or restrictions to, the shares of any class or series of shares, whether or not any or all of those shares have been issued; or

(2)	vary or delete any special rights or restrictions attached to the shares of any class or series of shares, whether or not any or all of those shares have been issued;

and alter its Articles and Notice of Articles accordingly.

9.3	No Interference with Class or Series Rights without Consent

A right or special right attached to issued shares must not be prejudiced or interfered with under the Business Corporations Act, the Notice of Articles or these Articles unless the holders of shares of the class or series of shares to which the right or special right is attached consent by a special separate resolution of the holders of such class or series of shares.

9.4	Change of Name

The Company may by directors’ resolution or ordinary resolution authorize an alteration to its Notice of Articles in order to change its name.

9.5	Other Alterations

If the Business Corporations Act does not specify the type of resolution and these Articles do not specify another type of resolution, the Company may by ordinary resolution alter these Articles.

PART 10

MEETINGS OF SHAREHOLDERS

10.1	Annual General Meetings

Unless an annual general meeting is deferred or waived in accordance with the Business Corporations Act, the Company must hold an annual general meeting at least once in each calendar year and not more than 15 months after the last annual reference date at such time and place, either in or outside British Columbia, as may be determined by the directors.

10.2	Resolution Instead of Annual General Meeting

If all the shareholders who are entitled to vote at an annual general meeting consent by a unanimous resolution to all of the business that is required to be transacted at that annual general meeting, the annual general meeting is deemed to have been held on the date of the unanimous resolution. The shareholders must, in any unanimous resolution passed under this Article 10.2, select as the Company’s annual reference date a date that would be appropriate for the holding of the applicable annual general meeting.

10.3	Calling of Meetings of Shareholders

The directors may, at any time, call a meeting of shareholders, to be held at such time and place, either in or outside British Columbia, as may be determined by the directors.

10.4	Notice for Meetings of Shareholders

The Company must send notice of the date, time and location of any meeting of shareholders (including, without limitation, any notice specifying the intention to propose a resolution as an exceptional resolution, a special resolution or a special separate resolution, and any notice to consider approving an amalgamation into a foreign jurisdiction, an arrangement or the adoption of an amalgamation agreement, and any notice of a general meeting, class meeting or series meeting), in the manner provided in these Articles, or in such other manner, if any, as may be prescribed by ordinary resolution (whether previous notice of the resolution has been given or not), to each shareholder entitled to attend the meeting, to each director and to the auditor of the Company, unless these Articles otherwise provide, at least the following number of days before the meeting:

(1)	if and for so long as the Company is a public company, 21 days;

(2)	otherwise, 10 days.

10.5	Record Date for Notice and Voting

The directors may set a date as the record date for the purpose of determining shareholders entitled to notice of, and to vote at, any meeting of shareholders.

10.6	Failure to Give Notice and Waiver of Notice

The accidental omission to send notice of any meeting of shareholders to, or the non-receipt of any notice by, any of the persons entitled to notice does not invalidate any proceedings at that meeting. Any person entitled to notice of a meeting of shareholders may, in writing or otherwise, waive that entitlement or agree to reduce the period of that notice. Attendance of a person at a meeting of shareholders is a waiver of entitlement to notice of the meeting unless that person attends the meeting for the express purpose of objecting to the transaction of any business on the grounds that the meeting is not lawfully called.

10.7	Notice of Special Business at Meetings of Shareholders

If a meeting of shareholders is to consider special business within the meaning of Article 11.1, the notice of meeting must:

(1)	state the general nature of the special business; and

(2)	if the special business includes considering, approving, ratifying, adopting or authorizing any document or the signing of or giving of effect to any document, have attached to it a copy of the document or state that a copy of the document will be available for inspection by shareholders:

(a)	at the Company’s records office, or at such other reasonably accessible location in British Columbia as is specified in the notice; and

(b)	during statutory business hours on any one or more specified days before the day set for the holding of the meeting.

10.8	Class Meetings and Series Meetings of Shareholders

Unless otherwise specified in these Articles, the provisions of these Articles relating to a meeting of shareholders will apply, with the necessary changes and so far as they are applicable, to a class meeting or series meeting of shareholders holding a particular class or series of shares.

10.9	Electronic Meetings

The directors may determine that a meeting of shareholders shall be held entirely by means of telephonic, electronic or other communication facilities that permit all participants to communicate with each other during the meeting. A meeting of shareholders may also be held at which some, but not necessarily all, persons entitled to attend may participate by means of such communications facilities, if the directors determine to make them available. A person participating in a meeting by such means is deemed to be present at the meeting.

10.10	Advance Notice Provisions

(1)	Nomination of Directors

Subject only to the Business Corporations Act and these Articles, only persons who are nominated in accordance with the procedures set out in this Article 10.10 shall be eligible for election as directors to the board of directors of the Company. Nominations of persons for election to the board may only be made at an annual meeting of shareholders, or at a special meeting of shareholders called for any purpose at which the election of directors is a matter specified in the notice of meeting, as follows:

(a)	by or at the direction of the board or an authorized officer of the Company, including pursuant to a notice of meeting;

(b)	by or at the direction or request of one or more shareholders pursuant to a valid proposal made in accordance with the provisions of the Business Corporations Act or a valid requisition of shareholders made in accordance with the provisions of the Business Corporations Act; or

(c)	by any person entitled to vote at such meeting (a “Nominating Shareholder”), who:

(i)	is, at the close of business on the date of giving notice provided for in this Article 10.10 and on the record date for notice of such meeting, either entered in the securities register of the Company as a holder of one or more shares carrying the right to vote at such meeting or who beneficially owns shares that are entitled to be voted at such meeting and provides evidence of such beneficial ownership to the Company; and

(ii)	has given timely notice in proper written form as set forth in this Article 10.10.

(2)	Exclusive Means

For the avoidance of doubt, this Article 10.10 shall be the exclusive means for any person to bring nominations for election to the board before any annual or special meeting of shareholders of the Company.

(3)	Timely Notice

In order for a nomination made by a Nominating Shareholder to be timely notice (a “Timely Notice”), the
Nominating Shareholder’s notice must be received by the corporate secretary of the Company at the principal executive offices or registered office of the Company:

(a)	in the case of an annual meeting of shareholders (including an annual and special meeting), not later than 5:00 p.m. (Vancouver time) on the 30th day before the date of the meeting; provided, however, if the first public announcement made by the Company of the date of the meeting (each such date being the “Notice Date”) is less than 50 days before the meeting date, notice by the Nominating Shareholder may be given not later than the close of business on the 10th day following the Notice Date; and

(b)	in the case of a special meeting (which is not also an annual meeting) of shareholders called for any purpose which includes the election of directors to the board, not later than the close of business on the 15th day following the Notice Date;

provided that, in either instance, if notice-and-access (as defined in National Instrument 54-101 - Communication with Beneficial Owners of Securities of a Reporting Issuer) is used for delivery of proxy related materials in respect of a meeting described in Article 10.10(3)(a) or 10.10(3)(b), and the Notice Date in respect of the meeting is not less than 50 days before the date of the applicable meeting, the notice must be received not later than the close of business on the 40th day before the date of the applicable meeting.

(4)	Proper Form of Notice

To be in proper written form, a Nominating Shareholder’s notice to the corporate secretary must comply with all the provisions of this Article 10.10 and disclose or include, as applicable:

(a)	as to each person whom the Nominating Shareholder proposes to nominate for election as a director (a “Proposed Nominee”):

(i)	the name, age, business and residential address of the Proposed Nominee;

(ii)	the principal occupation/business or employment of the Proposed Nominee, both presently and for the past five years;

(iii)	the number of securities of each class of securities of the Company or any of its subsidiaries beneficially owned, or controlled or directed, directly or indirectly, by the Proposed Nominee, as of the record date for the meeting of shareholders (if such date shall then have been made publicly available and shall have occurred) and as of the date of such notice;

(iv)	full particulars of any relationships, agreements, arrangements or understandings (including financial, compensation or indemnity related) between the Proposed Nominee and the Nominating Shareholder, or any affiliates or associates of, or any person or entity acting jointly or in concert with, the Proposed Nominee or the Nominating Shareholder;

(v)	any other information that would be required to be disclosed in a dissident proxy circular or other filings required to be made in connection with the solicitation of proxies for election of directors pursuant to the Business Corporations Act or applicable securities law; and

(vi)	a written consent of each Proposed Nominee to being named as nominee and certifying that such Proposed Nominee is not disqualified from acting as director under the provisions of subsection 124(2) of the Business Corporations Act; and

(b)	as to each Nominating Shareholder giving the notice, and each beneficial owner, if any, on whose behalf the nomination is made:

(i)	their name, business and residential address;

(ii)	the number of securities of the Company or any of its subsidiaries beneficially owned, or controlled or directed, directly or indirectly, by the Nominating Shareholder or any other person with whom the Nominating Shareholder is acting jointly or in concert with respect to the Company or any of its securities, as of the record date for the meeting of shareholders (if such date shall then have been made publicly available and shall have occurred) and as of the date of such notice;

(iii)	their interests in, or rights or obligations associated with, any agreement, arrangement or understanding, the purpose or effect of which is to alter, directly or indirectly, the person’s economic interest in a security of the Company or the person’s economic exposure to the Company;

(iv)	any relationships, agreements or arrangements, including financial, compensation and indemnity related relationships, agreements or arrangements, between the Nominating Shareholder or any affiliates or associates of, or any person or entity acting jointly or in concert with, the Nominating Shareholder and any Proposed Nominee;

(v)	full particulars of any proxy, contract, relationship arrangement, agreement or understanding pursuant to which such person, or any of its affiliates or associates, or any person acting jointly or in concert with such person, has any interests, rights or obligations relating to the voting of any securities of the Company or the nomination of directors to the board;

(vi)	a representation that the Nominating Shareholder is a holder of record of securities of the Company, or a beneficial owner, entitled to vote at such meeting, and intends to appear in person or by proxy at the meeting to propose such nomination;

(vii)	a representation as to whether such person intends to deliver a proxy circular and/or form of proxy to any shareholder of the Company in connection with such nomination or otherwise solicit proxies or votes from shareholders of the Company in support of such nomination; and

(viii)	any other information relating to such person that would be required to be included in a dissident proxy circular or other filings required to be made in connection with solicitations of proxies for election of directors pursuant to the Business Corporations Act or as required by applicable securities law.

Reference to “Nominating Shareholder” in this section 10.10(4) shall be deemed to refer to each shareholder that nominated or seeks to nominate a person for election as director in the case of a nomination proposal where more than one shareholder is involved in making the nomination proposal.

(5)	Currency of Nominee Information

All information to be provided in a Timely Notice pursuant to this Article 10.10 shall be provided as of the date of such notice. The Nominating Shareholder shall provide the Company with an update to such information forthwith so that it is true and correct in all material respects as of the date that is 10 business days before the date of the meeting, or any adjournment or postponement thereof.

(6)	Delivery of Information

Notwithstanding Part 23 of these Articles, any notice, or other document or information required to be given to the corporate secretary pursuant to this Article 10.10 may only be given by personal delivery or courier (but not by fax or email) to the corporate secretary at the address of the principal executive offices or registered office of the Company and shall be deemed to have been given and made on the date of delivery if it is a business day and the delivery was made prior to 5:00 p.m. (Vancouver time) and otherwise on the next business day.

(7)	Defective Nomination Determination

The chair of any meeting of shareholders of the Company shall have the power to determine whether any proposed nomination is made in accordance with the provisions of this Article 10.10, and if any proposed nomination is not in compliance with such provisions, must as soon as practicable following receipt of such nomination and prior to the meeting declare that such defective nomination shall not be considered at any meeting of shareholders.

(8)	Failure to Appear

Despite any other provision of this Article 10.10, if the Nominating Shareholder (or a qualified representative of the Nominating Shareholder) does not appear at the meeting of shareholders of the Company to present the nomination, such nomination shall be disregarded, notwithstanding that proxies in respect of such nomination may have been received by the Company.

(9)	Waiver

The board may, in its sole discretion, waive any requirement in this Article 10.10.

(10)	Definitions

For the purposes of this Article 10.10, “public announcement” means disclosure in a press release disseminated by the Company through a national news service in Canada, or in a document filed by the Company for public access under its profile on the System of Electronic Document Analysis and Retrieval at www.sedar.com.

PART 11

PROCEEDINGS AT MEETINGS OF SHAREHOLDERS

11.1	Special Business

At a meeting of shareholders, the following business is special business:

(1)	at a meeting of shareholders that is not an annual general meeting, all business is special business except business relating to the conduct of or voting at the meeting;

(2)	at an annual general meeting, all business is special business except for the following:

(a)	business relating to the conduct of or voting at the meeting;

(b)	consideration of any financial statements of the Company presented to the meeting;

(c)	consideration of any reports of the directors or auditor;

(d)	the setting or changing of the number of directors;

(e)	the election or appointment of directors;

(f)	the appointment of an auditor;

(g)	the setting of the remuneration of an auditor;

(h)	business arising out of a report of the directors not requiring the passing of a special resolution or an exceptional resolution; and

(i)	any non-binding advisory vote.

11.2	Special Majority

The majority of votes required for the Company to pass a special resolution at a general meeting of shareholders is two-thirds of the votes cast on the resolution.

11.3	Quorum

Subject to the special rights or restrictions attached to the shares of any class or series of shares and to Article 11.4, a quorum for the transaction of business at a meeting of shareholders is present if any two shareholders who, in the aggregate, hold at least 10% of the voting rights attached to issued shares entitled to be voted at the meeting are present in person or represented by proxy, irrespective of the number of persons actually present at the meeting.

11.4	One Shareholder May Constitute Quorum

If there is only one shareholder entitled to vote at a meeting of shareholders:

(1)	the quorum is one person who is, or who represents by proxy, that shareholder, and

(2)	that shareholder, present in person or by proxy, may constitute the meeting.

11.5	Persons Entitled to Attend Meeting

In addition to those persons who are entitled to vote at a meeting of shareholders, the only other persons entitled to be present at the meeting are the directors, the officers, any lawyer for the Company, the auditor of the Company, any persons invited to be present at the meeting by the directors or by the chair of the meeting and any persons entitled or required under the Business Corporations Act or these Articles to be present at the meeting; but if any of those persons does attend the meeting, that person is not to be counted in the quorum and is not entitled to vote at the meeting unless that person is a shareholder or proxy holder entitled to vote at the meeting.

11.6	Requirement of Quorum

No business, other than the election of a chair of the meeting and the adjournment of the meeting, may be transacted at any meeting of shareholders unless a quorum of shareholders entitled to vote is present at the commencement of the meeting, but such quorum need not be present throughout the meeting.

11.7	Lack of Quorum

If, within one-half hour from the time set for the holding of a meeting of shareholders, a quorum is not present:

(1)	in the case of a meeting requisitioned by shareholders, the meeting is dissolved, and

(2)	in the case of any other meeting of shareholders, the meeting stands adjourned to the same day in the next week at the same time and place.

11.8	Lack of Quorum at Succeeding Meeting

If, at the meeting to which the meeting referred to in Article 11.7(2) was adjourned, a quorum is not present within one-half hour from the time set for the holding of the meeting, the person or persons present and being, or representing by proxy, one or more shareholders entitled to attend and vote at the meeting constitute a quorum.

11.9	Chair

The following individual is entitled to preside as chair at a meeting of shareholders:

(1)	the chair of the board, if any; or

(2)	if the chair of the board is absent or unwilling to act as chair of the meeting, the chief executive officer (“CEO”), if any.

11.10	Selection of Alternate Chair

If, at any meeting of shareholders, there is no chair of the board or CEO present within 15 minutes after the time set for holding the meeting, or if the chair of the board and the CEO are unwilling to act as chair of the meeting, or if the chair of the board and the CEO have advised the secretary, if any, or any director present at the meeting, that they will not be present at the meeting, the directors present must choose one of their number to be chair of the meeting or if all of the directors present decline to take the chair or fail to so choose or if no director is present, the shareholders entitled to vote at the meeting who are present in person or by proxy may choose any person present at the meeting to chair the meeting.

11.11	Adjournments

The chair of a meeting of shareholders may, and if so directed by the meeting must, adjourn the meeting from time to time and from place to place, but no business may be transacted at any adjourned meeting other than the business left unfinished at the meeting from which the adjournment took place.

11.12	Notice of Adjourned Meeting

It is not necessary to give any notice of an adjourned meeting of shareholders or of the business to be transacted at an adjourned meeting of shareholders except that, when a meeting is adjourned for 30 days or more, notice of the adjourned meeting must be given as in the case of the original meeting.

11.13	Electronic Voting

Any vote at a meeting of shareholders may be held entirely or partially by means of telephonic, electronic or other communications facilities, if the directors determine to make them available, whether or not persons entitled to attend participate in the meeting by means of communications facilities.

11.14	Decisions by Show of Hands or Poll

Subject to the Business Corporations Act, every motion put to a vote at a meeting of shareholders will be decided on a show of hands or the functional equivalent of a show of hands by means of electronic, telephonic or other communications facility, unless a poll, before or on the declaration of the result of the vote by show of hands or the functional equivalent of a show of hands, is directed by the chair or demanded by any shareholder entitled to vote who is present in person or by proxy.

11.15	Declaration of Result

The chair of a meeting of shareholders must declare to the meeting the decision on every question in accordance with the result of the show of hands (or its functional equivalent) or the poll, as the case may be, and that decision must be entered in the minutes of the meeting. A declaration of the chair that a resolution is carried by the necessary majority or is defeated is, unless a poll is directed by the chair or demanded under Article 11.14, conclusive evidence without proof of the number or proportion of the votes recorded in favour of or against the resolution.

11.16	Motion Need Not be Seconded

No motion proposed at a meeting of shareholders need be seconded unless the chair of the meeting rules otherwise, and the chair of any meeting of shareholders is entitled to propose or second a motion.

11.17	Casting Vote

In the case of an equality of votes, the chair of a meeting of shareholders does not, either on a show of hands or on a poll, have a second or casting vote in addition to the vote or votes to which the chair may be entitled as a shareholder.

11.18	Manner of Taking Poll

Subject to Article 11.19, if a poll is duly demanded at a meeting of shareholders:

(1)	the poll must be taken:

(a)	at the meeting, or within seven days after the date of the meeting, as the chair of the meeting directs; and

(b)	in the manner, at the time and at the place that the chair of the meeting directs;

(2)	the result of the poll is deemed to be the decision of the meeting at which the poll is demanded; and

(3)	the demand for the poll may be withdrawn by the person who demanded it.

11.19	Demand for Poll on Adjournment

A poll demanded at a meeting of shareholders on a question of adjournment must be taken immediately at the meeting.

11.20	Chair Must Resolve Dispute

In the case of any dispute as to the admission or rejection of a vote given on a poll, the chair of the meeting must determine the dispute, and his or her determination made in good faith is final and conclusive.

11.21	Casting of Votes

On a poll, a shareholder entitled to more than one vote need not cast all the votes in the same way.

11.22	No Demand for Poll on Election of Chair

No poll may be demanded in respect of the vote by which a chair of a meeting of shareholders is elected.

11.23	Demand for Poll Not to Prevent Continuance of Meeting

The demand for a poll at a meeting of shareholders does not, unless the chair of the meeting so rules, prevent the continuation of the meeting for the transaction of any business other than the question on which a poll has been demanded.

11.24	Retention of Ballots and Proxies

The Company or its agent must, for at least three months after a meeting of shareholders, keep each ballot cast on a poll and each proxy voted at the meeting, and, during that period, make them available for inspection during normal business hours by any shareholder or proxyholder entitled to vote at the meeting. At the end of such three month period, the Company or its agent may destroy such ballots and proxies.

PART 12

VOTES OF SHAREHOLDERS

12.1	Number of Votes by Shareholder or by Shares

Subject to any special rights or restrictions attached to any shares and to the restrictions imposed on joint shareholders under Article 12.3:

(1)	on a vote by show of hands, every person present who is a shareholder or proxy holder and entitled to vote on the matter has one vote; and

(2)	on a poll, every shareholder entitled to vote on the matter has one vote in respect of each share entitled to be voted on the matter and held by that shareholder and may exercise that vote either in person or by proxy.

12.2	Votes of Persons in Representative Capacity

A person who is not a shareholder may vote at a meeting of shareholders, whether on a show of hands or on a poll, and may appoint a proxy holder to act at the meeting, if, before doing so, the person satisfies the chair of the meeting, or the directors, that the person is a legal personal representative or a trustee in bankruptcy for a shareholder who is entitled to vote at the meeting.

12.3	Votes by Joint Holders

If there are joint shareholders registered in respect of any share:

(1)	any one of the joint shareholders may vote at any meeting of shareholders, personally or by proxy, in respect of the share as if that joint shareholder were solely entitled to it; or

(2)	if more than one of the joint shareholders is present at any meeting of shareholders, personally or by proxy, and more than one of them votes in respect of that share, then only the vote of the joint shareholder present whose name stands first on the central securities register in respect of the share will be counted.

12.4	Legal Personal Representatives as Joint Shareholders

Two or more legal personal representatives of a shareholder in whose sole name any share is registered are, for the purposes of Article 12.3, deemed to be joint shareholders registered in respect of that share.

12.5	Representative of a Corporate Shareholder

If a corporation that is not a subsidiary of the Company is a shareholder, that corporation may appoint a person to act as its representative at any meeting of shareholders of the Company, and:

(1)	for that purpose, the instrument appointing a representative must be received:

(a)	at the registered office of the Company or at any other place specified, in the notice calling the meeting, for the receipt of proxies, at least the number of business days specified in the notice for the receipt of proxies, or if no number of days is specified, two business days before the day set for the holding of the meeting or any adjourned or postponed meeting; or

(b)	at the meeting or any adjourned or postponed meeting, by the chair of the meeting or adjourned or postponed meeting or by a person designated by the chair of the meeting or adjourned or postponed meeting;

(2)	if a representative is appointed under this Article 12.5:

(a)	the representative is entitled to exercise in respect of and at that meeting the same rights on behalf of the corporation that the representative represents as that corporation could exercise if it were a shareholder who is an individual, including, without limitation, the right to appoint a proxy holder; and

(b)	the representative, if present at the meeting, is to be counted for the purpose of forming a quorum and is deemed to be a shareholder present in person at the meeting.

Evidence of the appointment of any such representative may be sent to the Company or its transfer agent by written instrument, fax or any other method of transmitting legibly recorded messages.

12.6	When Proxy Holder Need Not Be Shareholder

A person must not be appointed as a proxy holder unless the person is a shareholder, although a person who is not a shareholder may be appointed as a proxy holder if:

(1)	the person appointing the proxy holder is a corporation or a representative of a corporation appointed under Article 12.5;

(2)	the Company has at the time of the meeting for which the proxy holder is to be appointed only one shareholder entitled to vote at the meeting;

(3)	the shareholders present in person or by proxy at and entitled to vote at the meeting for which the proxy holder is to be appointed, by a resolution on which the proxy holder is not entitled to vote but in respect of which the proxy holder is to be counted in the quorum, permit the proxy holder to attend and vote at the meeting; or

(4)	the Company is a public company.

12.7	When Proxy Provisions Do Not Apply to the Company

If and for so long as the Company is a public company, Articles 12.8 to 12.16 apply only insofar as they are not inconsistent with any Canadian securities legislation applicable to the Company, any U.S. securities legislation applicable to the Company or any rules of an exchange on which securities of the Company are listed.

12.8	Appointment of Proxy Holders

Every shareholder of the Company, including a corporation that is a shareholder but not a subsidiary of the Company, entitled to vote at a meeting of shareholders may, by proxy, appoint one or more proxy holders to attend and act at the meeting in the manner, to the extent and with the powers conferred by the proxy. The instructing of proxy holders may be carried out by means of telephonic, electronic or other communications facility in addition to or in substitution for instructing proxy holders by mail.

12.9	Alternate Proxy Holders

A shareholder may appoint one or more alternate proxy holders to act in the place of an absent proxy holder.

12.10	Deposit of Proxy

A proxy for a meeting of shareholders must:

(1)	be received at the registered office of the Company or at any other place specified, in the notice calling the meeting, for the receipt of proxies, at least the number of business days specified in the notice, or if no number of days is specified, two business days before the day set for the holding of the meeting or any adjourned meeting;

(2)	unless the notice provides otherwise, be received, at the meeting or any adjourned meeting, by the chair of the meeting or adjourned meeting or by a person designated by the chair of the meeting or adjourned meeting; or

(3)	be received in any other manner determined by the board or the chair of the meeting.

A proxy may be sent to the Company by written instrument, fax or any other method of transmitting legibly recorded messages or by using such available internet or telephone voting services as may be approved by the directors.

12.11	V alidity of Proxy Vote

A vote given in accordance with the terms of a proxy is valid notwithstanding the death or incapacity of the shareholder giving the proxy and despite the revocation of the proxy or the revocation of the authority under which the proxy is given, unless notice in writing of that death, incapacity or revocation is received:

(1)	at the registered office of the Company, at any time up to and including the last business day before the day set for the holding of the meeting or any adjourned meeting at which the proxy is to be used; or

(2)	at the meeting or any adjourned meeting, by the chair of the meeting or adjourned meeting, before any vote in respect of which the proxy has been given has been taken.

12.12	Form of Proxy

A proxy, whether for a specified meeting or otherwise, must be either in the following form or in any other form approved by the directors or the chair of the meeting:

[name of company]

(the “Company”)

The undersigned, being a shareholder of the Company, hereby appoints [name] or, failing that person, [name], as proxy holder for the undersigned to attend, act and vote for and on behalf of the undersigned at the meeting of shareholders of the Company to be held on [month, day, year] and at any adjournment of that meeting.

Number of shares in respect of which this proxy is given (if no number is specified, then this proxy is given in respect of all shares registered in the name of the undersigned): ____________________________________

Signed [month, day, year]

[Signature of shareholder]

[Name of shareholder - printed]

12.13	Revocation of Proxy

Subject to Article 12.14, every proxy may be revoked by an instrument in writing that is received:

(1)	at the registered office of the Company at any time up to and including the last business day before the day set for the holding of the meeting or any adjourned meeting at which the proxy is to be used; or

(2)	at the meeting or any adjourned meeting, by the chair of the meeting or adjourned meeting, before any vote in respect of which the proxy has been given has been taken.

12.14	Revocation of Proxy Must Be Signed

An instrument referred to in Article 12.13 must be signed as follows:

(1)	if the shareholder for whom the proxy holder is appointed is an individual, the instrument must be signed by the shareholder or his or her legal personal representative or trustee in bankruptcy;

(2)	if the shareholder for whom the proxy holder is appointed is a corporation, the instrument must be signed by the corporation or by a representative appointed for the corporation under Article 12.5.

12.15	Chair May Determine Validity of Proxy.

The chair of any meeting of shareholders may determine whether or not a proxy deposited for use at the meeting, which may not strictly comply with the requirements of this Part 12 as to form, execution, accompanying documentation, time of filing or otherwise, shall be valid for use at the meeting, and any such determination made in good faith shall be final, conclusive and binding upon the meeting.

12.16	Production of Evidence of Authority to Vote

The board or the chair of any meeting of shareholders may, but need not, at any time (including before, at or subsequent to the meeting) inquire into the authority of any person to vote at the meeting and may, but need not, demand from that person production of evidence for the purposes of determining a person’s share ownership as at the relevant record date and the authority to vote.

PART 13

DIRECTORS

13.1	Number of Directors

The Company shall have a minimum of three and a maximum of 15 directors. The number of directors is the number within the minimum and maximum determined by the directors from time to time. If the number of directors has not been determined as provided in this section, the number of directors is the number of directors holding office immediately following the most recent election or appointment of directors, whether at an annual or special general meeting of the shareholders, or by the directors pursuant to Article 14.7.

13.2	Change in Number of Directors

If the number of directors is set under Article 13.1:

(1)	the shareholders may elect the directors needed to fill any vacancies in the board of directors up to that number; or

(2)	the directors, subject to Article 14.7, may appoint directors to fill those vacancies.

No decrease in the number of directors will shorten the term of an incumbent director.

13.3	Directors’ Acts Valid Despite Vacancy

An act or proceeding of the directors is not invalid merely because fewer than the number of directors set or otherwise required under these Articles is in office.

13.4	Qualifications of Directors

A director is not required to hold a share of the Company as qualification for his or her office but must be qualified as required by the Business Corporations Act to become, act or continue to act as a director.

13.5	Remuneration of Directors

The directors are entitled to the remuneration for acting as directors, if any, as the directors may from time to time determine.

13.6	Reimbursement of Expenses of Directors

The Company must reimburse each director for the reasonable expenses that he or she may incur in and about the business of the Company.

13.7	Special Remuneration for Directors

If any director performs any professional or other services for the Company that in the opinion of the directors are outside the ordinary duties of, or not in his or her capacity as, a director, or if any director is otherwise specially occupied in or about the Company’s business, he or she may be paid remuneration fixed by the directors and such remuneration may be either in addition to, or in substitution for, any other remuneration that he or she may be entitled to receive.

PART 14

ELECTION AND REMOVAL OF DIRECTORS

14.1	Election at Annual General Meeting

At every annual general meeting and in every unanimous resolution contemplated by Article 10.2:

(1)	the shareholders entitled to vote at the annual general meeting for the election of directors must elect, or in the unanimous resolution appoint, a board of directors consisting of the number of directors for the time being set by the directors under these Articles; and

(2)	all the directors cease to hold office immediately before the election or appointment of directors under paragraph (1), but are eligible for re-election or re-appointment, subject to being nominated in accordance with Article 10.10.

14.2	Consent to be a Director

No election, appointment or designation of an individual as a director is valid unless:

(1)	that individual consents to be a director in the manner provided for in the Business Corporations Act; or

(2)	that individual is elected or appointed at a meeting at which the individual is present and the individual does not refuse, at the meeting, to be a director.

14.3	Failure to Elect or Appoint Directors

If:

(1)	the Company fails to hold an annual general meeting, and all the shareholders who are entitled to vote at an annual general meeting fail to pass the unanimous resolution contemplated by Article 10.2, on or before the date by which the annual general meeting is required to be held under the Business Corporations Act; or

(2)	the shareholders fail, at the annual general meeting or in the unanimous resolution contemplated by Article 10.2, to elect or appoint any directors;

then each director then in office continues to hold office until the earlier of:

(3)	when his or her successor is elected or appointed; and

(4)	when he or she otherwise ceases to hold office under the Business Corporations Act or these Articles.

14.4	Directors May Fill Casual Vacancies

Any casual vacancy occurring in the board of directors may be filled by the directors.

14.5	Remaining Directors’ Power to Act

The directors may act notwithstanding any vacancy in the board of directors, but if the Company has fewer directors in office than the number set pursuant to these Articles as the quorum of directors, the directors may only act for the purpose of appointing directors up to that number or of calling a meeting of shareholders for the purpose of filling any vacancies on the board of directors or, subject to the Business Corporations Act, for any other purpose.

14.6	Shareholders May Fill Vacancies

If the Company has no directors or fewer directors in office than the number set pursuant to these Articles as the quorum of directors, the shareholders may elect or appoint directors to fill any vacancies on the board of directors.

14.7	Additional Directors

Notwithstanding Article 13.2, between annual general meetings or unanimous resolutions contemplated by Article 10.2, the directors may appoint one or more additional directors, but the number of additional directors appointed under this Article 14.7 must not at any time exceed one-third of the number of the current directors who were elected or appointed as directors other than under this Article 14.7.

Any director so appointed ceases to hold office immediately before the next election or appointment of directors under Article 14.1(1), but is eligible for re-election or re-appointment, subject to being nominated in accordance with Article 10.10.

14.8	Ceasing to be a Director

A director ceases to be a director when:

(1)	the term of office of the director expires;

(2)	the director dies;

(3)	the director resigns as a director by notice in writing provided to the Company or a lawyer for the Company; or

(4)	the director is removed from office pursuant to Articles 14.9 or 14.10.

14.9	Removal of Director by Shareholders

The Company may remove any director before the expiration of his or her term of office by special resolution. In that event, the shareholders may elect, or appoint by ordinary resolution, a director to fill the resulting vacancy. If the shareholders do not elect or appoint a director to fill the resulting vacancy contemporaneously with the removal, then the directors may appoint or the shareholders may elect, or appoint by ordinary resolution, a director to fill that vacancy.

14.10	Removal of Director by Directors

The directors may remove any director before the expiration of his or her term of office if the director is convicted of an indictable offence, or if the director ceases to be qualified to act as a director of a company in accordance with the Business Corporations Act and does not promptly resign, and the directors may appoint a director to fill the resulting vacancy.

PART 15

POWERS AND DUTIES OF DIRECTORS

15.1	Powers of Management

The directors must, subject to the Business Corporations Act and these Articles, manage or supervise the management of the business and affairs of the Company and have the authority to exercise all such powers of the Company as are not, by the Business Corporations Act or by these Articles, required to be exercised by the shareholders of the Company.

15.2	Appointment of Attorney of Company

The directors may from time to time, by power of attorney or other instrument, under seal if so required by law, appoint any person to be the attorney of the Company for such purposes, and with such powers, authorities and discretions (not exceeding those vested in or exercisable by the directors under these Articles and excepting the power to fill vacancies in the board of directors, to remove a director, to change the membership of, or fill vacancies in, any committee of the directors, to appoint or remove officers appointed by the directors and to declare dividends) and for such period, and with such remuneration and subject to such conditions as the directors may think fit. Any such power of attorney may contain such provisions for the protection or convenience of persons dealing with such attorney as the directors think fit. Any such attorney may be authorized by the directors to sub-delegate all or any of the powers, authorities and discretions for the time being vested in him or her.

PART 16

INTERESTS OF DIRECTORS AND OFFICERS

16.1	Director Holding Other Office in the Company

A director may hold any office or place of profit with the Company, other than the office of auditor of the Company, in addition to his or her office of director for the period and on the terms (as to remuneration or otherwise) that the directors may determine.

16.2	No Disqualification

No director or intended director is disqualified by his or her office from contracting with the Company either with regard to the holding of any office or place of profit the director holds with the Company or as vendor, purchaser or otherwise, and no contract or transaction entered into by or on behalf of the Company in which a director is in any way interested is liable to be voided for that reason.

16.3	Director or Officer in Other Corporations

A director or officer may be or become a director, officer or employee of, or otherwise interested in, any person in which the Company may be interested as a shareholder or otherwise, and, subject to the Business Corporations Act, the director or officer is not accountable to the Company for any remuneration or other benefits received by him or her as director, officer or employee of, or from his or her interest in, such other person.

PART 17

PROCEEDINGS OF DIRECTORS

17.1	Meetings of Directors

The directors may meet together for the conduct of business, adjourn and otherwise regulate their meetings as they think fit, and meetings of the directors held at regular intervals may be held at the place, at the time and on the notice, if any, as the directors may from time to time determine.

17.2	Voting at Meetings

Questions arising at any meeting of directors are to be decided by a majority of votes and, in the case of an equality of votes, the chair of the meeting does not have a second or casting vote.

17.3	Chair of Meetings

The following individual is entitled to preside as chair at a meeting of directors:

(1)	the chair of the board, if any; or

(2)	in the absence of the chair of the board, the CEO, if any, if the CEO is a director; or

(3)	any other director chosen by the directors if:

(a)	neither the chair of the board nor the CEO, if a director, is present at the meeting within 15 minutes after the time set for holding the meeting;

(b)	neither the chair of the board nor the CEO, if a director, is willing to chair the meeting; or

(c)	the chair of the board and the CEO, if a director, have advised the corporate secretary, if any, or any other director, that they will not be present at the meeting.

17.4	Meetings by Telephone or Other Communications Medium

A director may participate in a meeting of the directors or of any committee of the directors:

(1)	in person;

(2)	by telephone; or

(3)	with the consent of all directors who wish to participate in the meeting, by other communications medium;

if all directors participating in the meeting, whether in person, or by telephone or other communications medium, are able to communicate with each other. A director who participates in a meeting in a manner contemplated by this Article 17.4 is deemed for all purposes of the Business Corporations Act and these Articles to be present at the meeting and to have agreed to participate in that manner.

17.5	Calling of Meetings

A director may, and the corporate secretary or an assistant corporate secretary of the Company, if any, on the request of a director must, call a meeting of the directors at any time.

17.6	Notice of Meetings

Other than for meetings held at regular intervals as determined by the directors pursuant to Article 17.1 or as provided in Article 17.7, reasonable notice of each meeting of the directors, specifying the place, day and time of that meeting must be given to each of the directors by any method set out in Article 23.1 or orally or by telephone conversation with a director.

17.7	When Notice Not Required

It is not necessary to give notice of a meeting of the directors to a director if:

(1)	the meeting is to be held immediately following a meeting of shareholders at which that director was elected or appointed, or is the meeting of the directors at which that director is appointed; or

(2)	the director has waived notice of the meeting.

17.8	Meeting Valid Despite Failure to Give Notice

The accidental omission to give notice of any meeting of directors to, or the non-receipt of any notice by, any director, does not invalidate any proceedings at that meeting.

17.9	Waiver of Notice of Meetings

Any director may send to the Company a document signed by him or her waiving notice of any past, present or future meeting or meetings of the directors and may at any time withdraw that waiver with respect to meetings held after that withdrawal. After sending a waiver with respect to all future meetings and until that waiver is withdrawn, no notice of any meeting of the directors need be given to that director, and all meetings of the directors so held are deemed not to be improperly called or constituted by reason of notice not having been given to such director.

Attendance of a director at a meeting of the directors is a waiver of notice of the meeting, unless that director attends the meeting for the express purpose of objecting to the transaction of any business on the grounds that the meeting is not lawfully called.

17.10	Quorum

The quorum necessary for the transaction of the business of the directors is a majority of the number of directors in office or such other number as the directors may determine from time to time.

17.11	Validity of Acts Where Appointment Defective

Subject to the Business Corporations Act, an act of a director or officer is not invalid merely because of an irregularity in the election or appointment or a defect in the qualification of that director or officer.

17.12	Consent Resolutions in Writing

A resolution of the directors or of any committee of the directors may be passed without a meeting:

(1)	in all cases, if each of the directors entitled to vote on the resolution consents to it in writing; or

(2)	in the case of a resolution to approve a contract or transaction in respect of which a director has disclosed that he or she has or may have a disclosable interest, if each of the other directors who have not made such a disclosure consents in writing to the resolution.

A consent in writing under this Article 17.12 may be by any written instrument, e-mail or any other method of transmitting legibly recorded messages in which the consent of the director is evidenced, whether or not the signature of the director is included in the record. A consent in writing may be in two or more counterparts which together are deemed to constitute one consent in writing. A resolution of the directors or of any committee of the directors passed in accordance with this Article 17.12 is effective on the date stated in the consent in writing or on the latest date stated on any counterpart and is deemed to be a proceeding at a meeting of the directors or of the committee of the directors and to be as valid and effective as if it had been passed at a meeting of the directors or of the committee of the directors that satisfies all the requirements of the Business Corporations Act and all the requirements of these Articles relating to meetings of the directors or of a committee of the directors.

PART 18

BOARD COMMITTEES

18.1	Appointment and Powers of Committees

The directors may, by resolution:

(1)	appoint one or more committees consisting of the director or directors that they consider appropriate;

(2)	delegate to a committee appointed under paragraph (1) any of the directors’ powers, except:

(a)	the power to fill vacancies in the board of directors;

(b)	the power to remove a director or appoint additional directors;

(c)	the power to set the number of directors;

(d)	the power to create a committee of directors, create or modify the terms of reference for a committee of the directors, or change the membership of, or fill vacancies in, any committee of the directors;

(e)	the power to appoint or remove officers appointed by the directors; and

(3)	make any delegation permitted by paragraph (2) subject to the conditions set out in the resolution or any subsequent directors’ resolution.

18.2	Obligations of Committees

Any committee appointed under Article 18.1, in the exercise of the powers delegated to it, must:

(1)	conform to any rules that may from time to time be imposed on it by the directors; and

(2)	report every act or thing done in exercise of those powers at such times as the directors may require.

18.3	Powers of Board

The directors may, at any time, with respect to a committee appointed under Article 18.1:

(1)	revoke or alter the authority given to the committee, or override a decision made by the committee, except as to acts done before such revocation, alteration or overriding;

(2)	terminate the appointment of, or change the membership of, the committee; and

(3)	fill vacancies in the committee.

18.4	Committee Meetings

Subject to Article 18.2(1) and unless the directors otherwise provide in the resolution appointing the committee or in any subsequent resolution, with respect to a committee appointed under Article 18.1:

(1)	the committee may meet and adjourn as it thinks proper;

(2)	the committee may elect a chair of its meetings but, if no chair of a meeting is elected, or if at a meeting the chair of the meeting is not present within 15 minutes after the time set for holding the meeting, the directors present who are members of the committee may choose one of their number to chair the meeting;

(3)	a majority of the members of the committee constitutes a quorum of the committee; and

(4)	questions arising at any meeting of the committee are determined by a majority of votes of the members present, and in the case of an equality of votes, the chair of the meeting does not have a second or casting vote.

PART 19

OFFICERS

19.1	Directors May Appoint Officers

The directors may, from time to time, appoint such officers, if any, as the directors determine and the directors may, at any time, terminate any such appointment.

19.2	Functions, Duties and Powers of Officers

The directors may, for each officer:

(1)	determine the functions and duties of the officer;

(2)	delegate to the officer any of the powers exercisable by the directors on such terms and conditions and with such restrictions as the directors think fit; and

(3)	revoke, withdraw, alter or vary all or any of the functions, duties and powers of the officer.

19.3	Qualifications

No officer may be appointed unless that officer is qualified in accordance with the Business Corporations Act. One person may hold more than one position as an officer of the Company. Any person appointed as the chair of the board or as a managing director must be a director. Any other officer need not be a director.

19.4	Remuneration and Terms of Appointment

All appointments of officers are to be made on the terms and conditions and at the remuneration (whether by way of salary, fee, commission, participation in profits or otherwise) that the directors think fit and are subject to termination at the pleasure of the directors, and an officer may in addition to such remuneration be entitled to receive, after he or she ceases to hold such office or leaves the employment of the Company, a pension or gratuity.

PART 20

INDEMNIFICATION

20.1	Definitions

In this Part 20:

(1)	“eligible penalty” means a judgment, penalty or fine awarded or imposed in, or an amount paid in settlement of, an eligible proceeding;

(2)	“eligible proceeding” means a legal proceeding or investigative action, whether current, threatened, pending or completed, in which a director or former director or an officer or former officer of the Company (each, an “eligible party”) or any of the heirs and legal personal representatives of the eligible party, by reason of the eligible party being or having been a director or officer of the Company:

(a)	is or may be joined as a party; or

(b)	is or may be liable for or in respect of a judgment, penalty or fine in, or expenses related to, the proceeding;

(3)	“expenses” has the meaning set out in the Business Corporations Act;

(4)	“officer” means an officer appointed by the board of directors.

20.2	Mandatory Indemnification of Directors and Officers

Subject to the Business Corporations Act, the Company must indemnify an eligible party and his or her heirs and legal personal representatives against all eligible penalties to which such person is or may be liable, and the Company must, after the final disposition of an eligible proceeding, pay the expenses actually and reasonably incurred by such person in respect of that proceeding to the fullest extent permitted by the Business Corporations Act.

20.3	Deemed Contract

Each director and officer is deemed to have contracted with the Company on the terms of the indemnity contained in Article 20.2.

20.4	Permitted Indemnification

Subject to any restrictions in the Business Corporations Act, the Company may indemnify any person, including directors, officers, employees, agents and representatives of the Company.

20.5	Non-Compliance with Business Corporations Act

The failure of a director or officer of the Company to comply with the Business Corporations Act or these Articles does not invalidate any indemnity to which he or she is entitled under this Part 20.

20.6	Company May Purchase Insurance

The Company may purchase and maintain insurance for the benefit of any person (or his or her heirs or legal personal representatives) who:

(1)	is or was a director, officer, employee or agent of the Company;

(2)	is or was a director, officer, employee or agent of a corporation at a time when the corporation is or was an affiliate of the Company;

(3)	at the request of the Company, is or was a director, officer, employee or agent of a corporation or of a partnership, trust, joint venture or other unincorporated entity;

(4)	at the request of the Company, holds or held a position equivalent to that of a director or officer of a partnership, trust, joint venture or other unincorporated entity;

against any liability incurred by him or her as such director, officer, employee or agent or person who holds or held such equivalent position.

PART 21

DIVIDENDS

21.1	Payment of Dividends Subject to Special Rights

The provisions of this Part 21 are subject to the rights, if any, of shareholders holding shares with special rights as to dividends.

21.2	Declaration of Dividends

Subject to the Business Corporations Act, the directors may from time to time declare and authorize payment of such dividends as they may consider appropriate.

21.3	No Notice Required

The directors need not give notice to any shareholder of any declaration under Article 21.2.

21.4	Record Date

The directors may set a date as the record date for the purpose of determining shareholders entitled to receive payment of a dividend. The record date must not precede the date on which the dividend is to be paid by more than two months. If no record date is set, the record date is 5 p.m. on the date on which the directors pass the resolution declaring the dividend.

21.5	Manner of Paying Dividend

A resolution declaring a dividend may direct payment of the dividend wholly or partly in money or by the distribution of specific assets or of fully paid shares or of bonds, debentures or other securities of the Company or any other corporation, or in any one or more of those ways.

21.6	When Dividend Payable

Any dividend may be made payable on such date as is fixed by the directors.

21.7	Dividends to be Paid in Accordance with Number of Shares

All dividends on shares of any class or series of shares must be declared and paid according to the number of such shares held.

21.8	Receipt by Joint Shareholders

If several persons are joint shareholders of any share, any one of them may give an effective receipt for any dividend, bonus or other money payable in respect of the share.

21.9	Dividend Bears No Interest

No dividend bears interest against the Company.

21.10	Fractional Dividends

If a dividend to which a shareholder is entitled includes a fraction of the smallest monetary unit of the currency of the dividend, that fraction may be disregarded in making payment of the dividend and that payment represents full payment of the dividend.

21.11	Payment of Dividends

Any dividend or other distribution payable in money in respect of shares may be paid;

(1)	by cheque, made payable to the order of the person to whom it is sent, and mailed to the registered address of the shareholder, or in the case of joint shareholders, to the registered address of the joint shareholder who is first named on the central securities register, or to the person and to the address the shareholder or joint shareholders may direct in writing; or

(2)	by electronic transfer, if so authorized by the shareholder.

The mailing of such cheque or the forwarding by electronic transfer will, to the extent of the sum represented by the cheque (plus the amount of the tax required by law to be deducted), discharge all liability for the dividend unless such cheque is not paid on presentation or the amount of tax so deducted is not paid to the appropriate taxing authority.

21.12	Capitalization of Retained Earnings or Surplus

Notwithstanding anything contained in these Articles, the directors may from time to time capitalize any retained earnings or surplus of the Company and may from time to time issue, as fully paid, shares or any bonds, debentures or other securities of the Company as a dividend representing the retained earnings or surplus so capitalized or any part thereof.

PART 22

ACCOUNTING RECORDS AND AUDITOR

22.1	Recording of Financial Affairs

The directors must cause adequate accounting records to be kept to record properly the financial affairs and condition of the Company and to comply with the Business Corporations Act.

22.2	Inspection of Accounting Records

Unless the directors determine otherwise, or unless otherwise determined by ordinary resolution, no shareholder of the Company is entitled to inspect or obtain a copy of any accounting records of the Company.

22.3	Remuneration of Auditor

The directors may set the remuneration of the auditor of the Company.

PART 23

NOTICES

23.1	Method of Giving Notice

Unless the Business Corporations Act or these Articles provide otherwise, a notice, statement, report or other record required or permitted by the Business Corporations Act or these Articles to be sent by or to a person may be sent by any one of the following methods:

(1)	mail addressed to the person at the applicable address for that person as follows:

(a)	for a record mailed to a shareholder, the shareholder’s registered address;

(b)	for a record mailed to a director or officer, the prescribed address for mailing shown for the director or officer in the records kept by the Company or the mailing address provided by the recipient for the sending of that record or records of that class;

(c)	in any other case, the mailing address of the intended recipient;

(2)	delivery at the applicable address for that person as follows, addressed to the person:

(a)	for a record delivered to a shareholder, the shareholder’s registered address;

(b)	for a record delivered to a director or officer, the prescribed address for delivery shown for the director or officer in the records kept by the Company or the delivery address provided by the recipient for the sending of that record or records of that class;

(c)	in any other case, the delivery address of the intended recipient;

(3)	unless the intended recipient is the auditor of the Company, sending the record by fax to the fax number provided by the intended recipient for the sending of that record or records of that class;

(4)	unless the intended recipient is the auditor of the Company, sending the record by e-mail to the e-mail address provided by the intended recipient for the sending of that record or records of that class;

(5)	physical delivery to the intended recipient;

(6)	creating and providing a record posted on or made available through a general accessible electronic source and providing written notice by any of the foregoing methods as to the availability of such record; or

(7)	as otherwise permitted by applicable securities legislation.

23.2	Deemed Receipt

A notice, statement, report or other record that is:

(1)	mailed to a person by ordinary mail to the applicable address for that person referred to in Article 23.1 is deemed to be received by the person to whom it was mailed on the day, Saturdays, Sundays and holidays excepted, following the date of mailing;

(2)	faxed to a person to the fax number provided by that person referred to in Article 23.1 is deemed to be received by the person to whom it was faxed on the day it was faxed;

(3)	e-mailed to a person to the e-mail address provided by that person referred to in Article 23.1 is deemed to be received by the person to whom it was e-mailed on the day it was e-mailed; and

(4)	delivered in accordance with Section 23.1(6), is deemed to be received by the person on the day such written notice is sent.

23.3	Certificate of Sending

A certificate signed by the corporate secretary, if any, or other officer of the Company or of any other corporation acting in that capacity on behalf of the Company stating that a notice, statement, report or other record was sent in accordance with Article 23.1 is conclusive evidence of that fact.

23.4	Notice to Joint Shareholders

A notice, statement, report or other record may be provided by the Company to the joint shareholders of a share by providing such record to the joint shareholder first named in the central securities register in respect of the share.

23.5	Notice to Legal Personal Representatives and Trustees

A notice, statement, report or other record may be provided by the Company to the persons entitled to a share in consequence of the death, bankruptcy or incapacity of a shareholder by:

(1)	mailing the record, addressed to them:

(a)	by name, by the title of the legal personal representative of the deceased or incapacitated shareholder, by the title of trustee of the bankrupt shareholder or by any similar description; and

(b)	at the address, if any, supplied to the Company for that purpose by the persons claiming to be so entitled; or

(2)	if an address referred to in paragraph (1)(b) has not been supplied to the Company, by giving the notice in a manner in which it might have been given if the death, bankruptcy or incapacity had not occurred.

23.6	Undelivered Notices

If, on two consecutive occasions, a notice, statement, report or other record is sent to a shareholder pursuant to Article 23.1 and on each of those occasions any such record is returned because the shareholder cannot be located, the Company shall not be required to send any further records to the shareholder until the shareholder informs the Company in writing of his or her new address.

PART 24

SEAL

24.1	Who May Attest Seal

Except as provided in Articles 24.1(2) and 24.1(3), the Company’s seal, if any, must not be impressed on any record except when that impression is attested by the signatures of:

(1)	any two directors;

(2)	any officer, together with any director;

(3)	if the Company only has one director, that director; or

(4)	any one or more directors or officers or persons as may be determined by the directors.

24.2	Sealing Copies

For the purpose of certifying under seal a certificate of incumbency of the directors or officers of the Company or a true copy of any resolution or other document, despite Article 24.1, the impression of the seal may be attested by the signature of any director or officer or the signature of any other person as may be determined by the directors.

24.3	Mechanical Reproduction of Seal

The directors may authorize the seal to be impressed by third parties on share certificates or bonds, debentures or other securities of the Company as they may determine appropriate from time to time. To enable the seal to be impressed on any share certificates or bonds, debentures or other securities of the Company, whether in definitive or interim form, on which facsimiles of any of the signatures of the directors or officers of the Company are, in accordance with the Business Corporations Act or these Articles, printed or otherwise mechanically reproduced, there may be delivered to the person employed to engrave, lithograph or print such definitive or interim share certificates or bonds, debentures or other securities one or more unmounted dies reproducing the seal and such persons as are authorized under Article 24.1 to attest the Company’s seal may in writing authorize such person to cause the seal to be impressed on such definitive or interim share certificates or bonds, debentures or other securities by the use of such dies. Share certificates or bonds, debentures or other securities to which the seal has been so impressed are for all purposes deemed to be under and to bear the seal impressed on them.

APPENDIX “C”

HISTORICAL COMPENSATION INFORMATION

This Appendix “C” presents information with respect to the Company’s executive compensation based on Form 51-102F6V - Statement of Executive Compensation - Venture Issuers in respect of the financial years ended June 30, 2020 (“Fiscal 2020”) and the financial year ended June 30, 2019 (“Fiscal 2019”).

Given that the Company was unlisted and did not carry on any active business during Fiscal 2020, the Board did not have a Compensation Committee nor did the Board have a formal process with respect to Director and NEO compensation; rather, the Board and its committees conducted its activities by way of consent resolution under applicable corporate law.

The following table sets forth all annual and long-term compensation for services paid to or earned by the former NEOs and directors for the three prior fiscal years:

Table of compensation excluding compensation securities

Name and Principal Position	Fiscal Year	Salary, Consulting fee, retainer or commission ($) (2)	Bonus ($)	Committee or meeting fees	Value of perquisites	Value of All Other Compensation ($)	Total Compensation ($)
Richard Redfern (1)	2021	Nil..	Nil	Nil	Nil	Nil	Nil
Former CEO and	2020	7,500	Nil	Nil	Nil	Nil	7,500
Former Director	2019	Nil	Nil	Nil	Nil	Nil	Nil

Mark Gelmon (2)	2021	10,000	Nil	Nil	Nil	Nil	10,000
Former CFO	2020	15,000	Nil	Nil	Nil	Nil	15,000
	2019	-	-	-	-	-	-

Ming Jang (3)	2021	12,500	Nil	Nil	Nil	Nil	12,500
Former Director	2020	Nil	Nil	Nil	Nil	Nil	Nil
	2019	-	-	-	-	-	-

Edgar Froese (4)	2021	12,500	Nil	Nil	Nil	Nil	12,500
Former Director	2020	Nil	Nil	Nil	Nil	Nil	Nil
	2019	-	-	-	-	-	-

Colin Watt (5)	2021	Nil	Nil	Nil	Nil	Nil	Nil
Former Director	2020	Nil	Nil	Nil	Nil	Nil	Nil
	2019	-	-	-	-	-	-

Notes:

(1)	Appointed as a director and CEO on September 22, 2004. Formerly served as interim CFO. Resigned as CEO and director on August 4, 2020.
(2)	Appointed CFO on May 21,2020. Resigned as CFO on February 8, 2021.
(3)	Appointed director on May 21,2020. Resigned as director on February 8, 2021.
(4)	Appointed director on May 21,2020. Resigned as director on February 8, 2021.
(5)	Appointed director on May 21, 2020 and acted as Designated CEO following Mr. Redfern’s resignation. Resigned as director on February 8, 2021.

The only compensation plan available to the Company for its NEO and Directors during Fiscal 2020 and Fiscal 2019 was the stock option plan. During those financial years, the Company did not grant any stock options to its Directors or NEOs for services provided or to be provided, directly or indirectly, to the Company. During Fiscal 2020, no incentive stock options were exercised by the NEOs or Directors (nil as at June 30, 2019) and the plan was terminated in Fiscal 2020.

“C” - 1

APPENDIX “D”

BOARD MANDATE

See attached.

“D” - 1

BOARD MANDATE

The members of the board of directors (respectively, the “Directors” and the “Board”) have the responsibility to oversee the conduct of the business of Carbon Streaming Corporation (the “Corporation”) and to oversee the activities of management who are responsible for the day-to-day conduct of the business.

Section 1	Composition

The Board shall be comprised of a majority of independent directors (and at a minimum, at least three independent Directors). The definition of independence is as provided by applicable law and stock exchange listing standards. No Director will be considered independent unless the Director has no “material relationship” (as such term is defined in National Instrument 52-110 - Audit Committees of the Canadian Securities Administrators) with the Corporation, either directly or indirectly as a partner, shareholder or officer of an organization that has a relationship with the Corporation.

The Board shall appoint a Chair from among its members. The role of the Chair is to act as the leader of the Board, to manage and coordinate the activities of the Board and to oversee execution by the Board of this written mandate. If the Chair is not independent, a majority of the Board’s independent Directors shall appoint (and if the Chair is in a conflict of interest with respect to a particular matter or matters, a majority of the Board’s independent Directors may appoint) an independent lead Director from among the Directors, who will be responsible for ensuring that the Directors who are independent (or non-conflicted) and management have opportunities to meet without management and non-independent (or conflicted, as applicable) Directors, as required, and will assume such other responsibilities as the independent Directors may designate in accordance with any applicable position descriptions or other applicable guidelines that may be adopted by the Board from time to time.

The Board may, from time to time, engage consultants or members of the Corporation’s management team that are not directors of the Corporation, and these persons may attend meetings or portions of meetings as invited guests of the Board.

Section 2	Operation

The Board operates by delegating certain of its authorities to management and by reserving certain powers to itself. The Board retains the responsibility of managing its own affairs including selecting its Chair, nominating candidates for election to the Board, constituting Committees of the full Board and determining Director compensation. Subject to the Corporation’s Articles and the Business Corporations Act (British Columbia), the Board may constitute, seek the advice of and delegate powers, duties and responsibilities to Committees of the Board.

The full Board considers all major decisions of the Corporation, except that certain analyses and work of the Board will be performed by standing Committees empowered to act on behalf of the Board. The Corporation may have a number of standing Committees, including the Audit Committee, the Compensation Committee and Corporate Governance, Nominating and Sustainability Committee, and has the authority to appoint other committees to steward certain other matters.

Each Committee shall operate according to the mandate approved by the Board and outlining its duties, responsibilities and the limits of authority delegated to it by the Board. The Board shall review and reassess the adequacy of the mandate of each Committee on a regular basis and, with respect to the Audit Committee, at least once a year.

The Chair of the Board shall annually propose the leadership and membership of each Committee. In preparing recommendations, the Chair of the Board will take into account the preferences, skills and experience of each Director. Committee Chairs and members are appointed by the Board at the first Board meeting after the annual shareholder meeting or as needed to fill vacancies during the year.

The Board will hold four regularly scheduled meetings each year. The Board shall meet at the end of its regular quarterly meetings without members of management being present, and as the Board otherwise deems necessary at non-regularly scheduled meetings. Special meetings will be called as necessary.

Directors are expected to attend all Board meetings and all Committee meetings where such Director is a member of such Committee, although it is understood that conflicts may occasionally arise that prevent a Director from attending a meeting. Attendance in person at Board meetings and Committee meetings is preferred, but attendance by teleconference or other electronic communication established by the Board or such Committee is permitted.

In advance of each regular Board and Committee meeting and, to the extent feasible each special meeting, information and presentation materials relating to matters to be addressed at the meeting will be distributed to each Director. It is expected that each Director will review presentation materials in advance of a meeting.

The Chair of the Board presides at all meetings of the Board and shareholders. Minutes of each meeting shall be prepared by the Corporate Secretary (or in his or her absence, a secretary who has been appointed for the purposes of the meeting). The Chief Executive Officer (the “CEO”), if he or she is not a Director, shall be available to attend all meetings of the Board or Committees of the Board upon invitation by the Board or any such Committee. Members of management and such other staff as appropriate to provide information to the Board shall attend meetings at the invitation of the Board. Following each meeting, the Corporate Secretary will promptly report to the Board by way of providing draft copies of the minutes of the meetings. Supporting schedules and information reviewed by the Board at any meeting shall be available for examination by any Director upon request to the CEO or Corporate Secretary.

Section 3	Responsibilities

The Board is responsible under law to supervise the management of the business and affairs of the Corporation. In broad terms the stewardship of the Corporation involves the Board in strategic planning, risk identification, management and mitigation, senior management determination and succession planning, communication planning and internal control integrity.

Section 4	Specific Duties

Without limiting the foregoing, the Board shall have the following specific duties and responsibilities:

(1)	Legal Requirements

(a)	The Board has the oversight responsibility for meeting the Corporation’s legal requirements and for approving and maintaining the Corporation’s documents and records;

(b)	The Board has the statutory responsibility to:

(i)	manage or supervise the management of the business and affairs of the Corporation;

(ii)	act honestly and in good faith with a view to the best interests of the Corporation;

(iii)	exercise the care, diligence and skill that responsible, prudent people would exercise in comparable circumstances; and

(iv)	act in accordance with its obligations contained in the Business Corporations Act (British Columbia) and the regulations thereto, the Corporation’s Articles, and other relevant legislation and regulations.

(c)	The Board has the statutory responsibility for considering the following matters as a full Board which in law may not be delegated to management or to a committee of the Board:

(i)	any submission to the shareholders of a question or matter requiring the approval of the shareholders;

(ii)	the filling of a vacancy among the Directors;

(iii)	the issuance of securities;

(iv)	the declaration of dividends;

(v)	the purchase, redemption or any other form of acquisition of shares issued by the Corporation;

(vi)	the payment of a commission to any person in consideration of his or her purchasing or agreeing to purchase shares of the Corporation from the Corporation or from any other person, or procuring or agreeing to procure purchasers for any such shares;

(vii)	the approval of management proxy circulars;

(viii)	the approval of any take-over bid circular or directors’ circular; and

(ix)	the approval of annual financial statements of the Corporation.

(2)	Strategy Determination

The Board has the responsibility to adopt a strategic planning process for the Corporation and to participate with management directly or through its Committees in approving goals and the strategic plan for the Corporation by which the Corporation proposes to achieve its goals. Review of the ESG Policy and Impact Investing Policy on an annual basis should also form part of the strategic review process. The Board shall monitor the implementation and execution of the tasks constituent to the corporate strategy.

To be effective, the strategy will result in creation of value over the long term while always preserving the Corporation’s ability to conduct its business while balancing the interests of its various stakeholders. For the purpose of this clause, “stakeholder” will mean any party, group or institution whose reasonable approval is required for the Corporation to execute its Board approved strategy.

(3)	Managing Risk

The Board has the responsibility to identity and understand the principal risks of the business in which the Corporation is engaged, to achieve a proper balance between risks incurred and the potential return to shareholders, and to establish systems to monitor and manage those risks with a view to the long-term viability of the Corporation. It is the responsibility of management to ensure that the Board and its Committees are kept well informed of changing risks. The principal mechanisms through which the Board reviews risks are through the execution of the duties of its Committees and through the strategic planning process. It is important that the Board understands and supports the key risk decisions of management.

(4)	Appointment, Training and Monitoring Senior Management

The Board has the responsibility to:

(a)	appoint the CEO and establish a description of the CEO’s responsibilities and other senior management’s responsibilities, monitor and assess the CEO’s performance, determine the CEO’s compensation, and provide advice and counsel in the execution of the CEO’s duties;

(b)	approve the remuneration of the Corporation’s senior management; and

(c)	monitor the development and implementation for the training and development of management and for the orderly succession of management.

(5)	Reporting and Communication

The Board has the responsibility to:

(a)	ensure compliance with the reporting obligations of the Corporation, including that the financial performance of the Corporation is properly reported to shareholders, other security holders and regulators on a timely and regular basis;

(b)	recommend to shareholders of the Corporation a firm of certified professional accountants to be appointed as the Corporation’s independent auditor;

(c)	ensure that the financial results of the Corporation are reported fairly and in accordance with generally accepted accounting principles;

(d)	ensure the timely reporting of any change in the business, operations or capital of the Corporation that would reasonably be expected to have a significant effect on the market price or value of the common shares of the Corporation;

(e)	establish a process for direct communications with shareholders and other stakeholders through appropriate Directors, including through a Whistleblower Policy; and

(f)	ensure that the Corporation has in place a policy to enable the Corporation to communicate effectively with its shareholders and the public generally.

(6)	Monitoring and Acting

The Board has the responsibility to:

(a)	establish policies and processes for the Corporation to operate at all times within applicable laws and regulations to the highest ethical and moral standards (advancing the interests of the Corporation, including the pursuit of differentiating performance in meeting the reasonable needs of all stakeholders of the Corporation);

(b)	ensure that management has and implements procedures to comply with, and to monitor compliance with, significant policies and procedures by which the Corporation is operated;

(c)	monitor the Corporation’s progress towards its goals and objectives and to revise and alter its direction through management in response to changing circumstances;

(d)	take action when performance falls short of its goals and objectives or when other special circumstances warrant or when changing circumstances in the business environment create risks or opportunities for the Corporation;

(e)	approve annual (or more frequent, as the Board feels to be prudent from time to time) operating and capital budgets and review and consider amendments or departures proposed by management from established strategy, capital and operating budgets or matters of policy which diverge from the ordinary course of business that may significantly impact the value of or opportunities available to the Corporation; and

(f)	implement internal control and information systems and to monitor the effectiveness of same so as to allow the Board to conclude that management is discharging its responsibilities with a high degree of integrity and effectiveness. The confidence of the Board in the ability and integrity of management is the paramount control mechanism.

(7)	Governance

The Board has the responsibility to:

(a)	develop a position description for the Chair of the Board;

(b)	facilitate the continuity, effectiveness and independence of the Board by, among other things:

(i)	appointing from among the Directors an Audit Committee, a Compensation Committee and Corporate Governance, Nominating and Sustainability Committee, and such other committees as the Board deems appropriate;

(ii)	defining the mandate, including both responsibilities and delegated authorities, of each Committee of the Board;

(iii)	establishing a system to enable any Director to engage an outside adviser at the expense of the Corporation;

(iv)	ensuring that processes are in place and are utilized to assess the effectiveness of the Chair of the Board, the Board as a whole, each Director, each Committee and each Committee’s Chair;

(v)	reviewing annually the composition of the Board and its Committees and assess Directors’ performance on an ongoing basis, and propose new members to the Board; and

(vi)	reviewing annually the adequacy and form of the compensation of the Directors.

Section 5	Director Orientation and Continuing Education

New Directors will be provided with an orientation to, among other things, fully understand the role of the Board and its committees, the contribution individual directors are expected to make, and the nature and operation of the Corporation’s business.

Directors will also be provided continuing education opportunities so that individual directors may maintain or enhance their skills and abilities as directors, as well as to ensure their knowledge and understanding of the Corporation’s business remains current.

Section 6	Conflicts of Interest

(a)	Directors have a duty to act honestly and in good faith with a view to the best interests of the Corporation and to exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances. Each Director serves in his or her personal capacity and not as an employee, agent or representative of any other company, organization or institution, even if the Director is employed by a shareholder or any other entity which does business with the Corporation.

(b)	A Director shall promptly disclose to the Chair of the Board any circumstances such as an office, property, duty or interest, which might create a conflict or perceived conflict with that Director’s duty to the Corporation or proposed contract or transaction of or with the Corporation.

(c)	The disclosures contemplated in paragraphs (b) and (c) above shall be immediate if the perception of a possible conflict of interest arises during a meeting of the Board or any Committee of the Board, or if the perception of a possible conflict arises at another time then the disclosure shall occur by e -mail to the other Directors immediately upon realization of the conflicting situation and then confirmed at the first Board and/or Committee meeting after the Director becomes aware of the potential conflict of interest that is attended by the conflicted Director.

(d)	Each Director will, on an annual basis, disclose all entities to which it is related, affiliated or in which it holds a direct or indirect interest that may do business with the Corporation or operate in the same industry.

(e)	A Director’s disclosure to the Board or a Committee of the Board shall disclose the full nature and extent of that Director’s interest either in writing or by having the interest entered in the minutes of the meeting of the Board or such Committee of the Board.

(f)	Directors shall not use information obtained as a result of acting as a Director for personal benefit or for the benefit of others.

(g)	Any Director shall not use or provide to the Corporation any information known by the Director that, through a relationship with a third party, the Director is not legally able to use or provide.

(h)	Directors shall maintain the confidentiality of all information and records obtained as a result of acting as a Director.

Section 7	Mandate Review

This Mandate shall be annually reviewed and assessed and the Board shall make any changes necessary.

Section 8	General

The Board may perform any other activities consistent with this Mandate, the Corporation’s Articles and any governing laws as the Board deems necessary or appropriate.

Dated:	June 29, 2021
Approved by:	Board of Directors of the Corporation